As filed with the Securities and Exchange Commission on July 15, 2011

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-1

REGISTRATION STATEMENT UNDER

THE SECURITIES ACT OF 1933

Dave & Buster’s Entertainment, Inc.

(Exact name of registrant as specified in its charter)

Delaware	5812	35-2382255
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2481 Mañana Drive

Dallas, Texas 75220

(214) 357-9588

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Stephen M. King

Chief Executive Officer

Dave & Buster’s Entertainment, Inc.

2481 Mañana Drive

Dallas, Texas 75220

(214) 357-9588

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Corey R. Chivers, Esq. Alexander D. Lynch, Esq. Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, New York 10153 (212) 310-8000 (Phone) (212) 310-8007 (Fax)	D. Rhett Brandon, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 (212) 455-2000 (Phone) (212) 455-2502 (Fax)

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common Stock, $0.01 par value	$150,000,000	$17,415

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) promulgated under the Securities Act of 1933.
(2)	Includes shares of common stock that may be purchased by the underwriters under their option to purchase additional shares of common stock, if any.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated July 15, 2011.

Prospectus

            Shares

Dave & Buster’s Entertainment, Inc.

Common Stock

This is an initial public offering of shares of common stock by Dave & Buster’s Entertainment, Inc. Dave & Buster’s Entertainment, Inc. is selling            shares of common stock.

Prior to this offering there has been no public market for our common stock. The initial public offering price is expected to be between $             and $             per share. We intend to apply to list our common stock on either the New York Stock Exchange (NYSE) or The NASDAQ Stock Market LLC (NASDAQ) under the symbol “PLAY.”

After the completion of this offering, the Oak Hill Funds (as defined herein) and certain members of our Board of Directors and our management who are party to a stockholders agreement will continue to own a majority of the voting power of our outstanding common stock. As a result, we will be a “controlled company” within the meaning of the corporate governance standards of the NYSE and NASDAQ. See “Principal Stockholders.”

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 15.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds to us, before expenses	$	$

The underwriters may also purchase up to an additional            shares from the selling stockholders at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus. Dave & Buster’s Entertainment, Inc. will not receive any of the proceeds from the shares of common stock sold by the selling stockholders pursuant to any exercise of the underwriters’ option to purchase additional shares.

The shares will be ready for delivery on or about                      , 2011.

Goldman, Sachs & Co.	Jefferies	Piper Jaffray

Prospectus dated                    , 2011.

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is only accurate as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

i

PRESENTATION OF STORE LEVEL AND GUEST INFORMATION

Comparable store data presented in this prospectus relate to stores open at least 18 months as of the beginning of each of the relevant fiscal periods and excludes information for our one franchised store located in Canada. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

This prospectus also contains information regarding guest feedback, guest satisfaction, guest demographics and other similar items. This information is based upon data collected by us during the periods presented. This information is reported voluntarily by our guests and thus represents responses from only a portion of the total number of our guests. We have not independently verified any of the demographic information collected from our guests. Over the periods presented, we have also made changes to the questionnaires used to collect this information from guests and to the way in which we encourage guests to respond to them. We use the information collected as one measure of the performance of our stores and use it to assess the success of our initiatives to improve the quality of the product we offer.

TRADEMARKS, SERVICE MARKS AND TRADE NAMES

We own or have rights to use the trademarks, service marks and trade names that we use in connection with the operation of our businesses. Our registered trademarks include Dave & Buster’s®, Power Card®, Eat Drink Play® and Eat & Play Combo®. Other trademarks, service marks and trade names used in this prospectus are the property of their respective owners.

Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus are listed without the ® and ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights (or the rights of the applicable licensors) to these trademarks, service marks and trade names.

ii

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and may not contain all of the information that may be important to you. Before making an investment decision, you should read this entire prospectus, including our consolidated financial statements and the related notes included elsewhere herein. You should also carefully consider the information set forth under “Risk Factors.” In addition, certain statements include forward-looking information that is subject to risks and uncertainties. See “Cautionary Statement Regarding Forward-Looking Statements.” In this prospectus, unless the context otherwise requires, “we,” “us,” “our,” the “Company” and “Dave & Buster’s” refers to Dave & Buster’s Entertainment, Inc., its subsidiaries, and any predecessor companies, collectively.

Certain financial measures presented in this prospectus, such as Adjusted EBITDA, Adjusted EBITDA Margin, Store-level EBITDA and Store-level EBITDA margin, are not recognized terms under accounting principles generally accepted in the United States (“GAAP”). For a discussion of the use of these measures and a reconciliation to the most directly comparable GAAP measures, see pages 12-14,“—Summary Historical Financial and Other Data.” We define high-volume dining and entertainment venues as those with average store revenues in excess of $5.0 million and define year one cash-on-cash return as year one Store-level EBITDA exclusive of national marketing costs divided by net development costs.

Company Overview

We are a leading owner and operator of high-volume venues that combine dining and entertainment in North America for both adults and families. Founded in 1982, we are the only national concept to offer its guest base the opportunity to “Eat Drink Play” all in one location, through a full menu of high-quality food and beverage items combined with an extensive assortment of entertainment attractions, including skill and sports-oriented redemption games, state-of-the-art video games, interactive simulators and other traditional games. While our guests are primarily a balanced mix of men and women aged 21 to 39, we are also an attractive venue for families with children and teenagers. For the twelve months ended May 1, 2011, we generated total revenues, Adjusted EBITDA and operating income of $528.6 million, $93.0 million and $28.0 million, respectively.

We have an attractive store economic model which helps drive our high average store revenues and Store-level EBITDA. For comparable stores in fiscal 2010, average revenues were $9.8 million, average Store-level EBITDA was $2.1 million and average Store-level EBITDA margin was 22%. Furthermore, for that same period, each of our Dave & Buster’s comparable stores had positive Store-level EBITDA, with over 85% of our stores generating more than $1.0 million of individual Store-level EBITDA. As part of our business model, approximately 49% of our total revenues for fiscal 2010 were from entertainment, which contributed a gross margin of 84% for the period.

In the highly competitive restaurant and entertainment industries, we believe Dave & Buster’s differentiates itself by offering guests a combination of entertainment and dining in a fun, high energy atmosphere. Unlike the strategy of many restaurants of shortening visit times by focusing on turning tables faster, we aim to increase the length of stay in our locations to drive incremental revenues and improve the guest’s experience. As of July 1, 2011, we owned and operated 56 stores in 24 states and Canada. In addition, there is one franchised store operating in Canada. We have a flexible store format model, which allows us to size each store appropriately for each market in which we compete. Our stores average 48,000 square feet, range in size between 16,000 and 66,000 square feet and are open seven days a week, with hours of operation ranging from 11:30 a.m. to 2:00 a.m.

Due to the strength of our brand and the appeal of our combined entertainment and food and beverage offering, we have exhibited strong performance under the guidance of our current management team. Since 2006, we have implemented a series of operating initiatives which have streamlined our operations and reduced costs. Our operating income has increased from $8.0 million in fiscal 2006 (a 53-week year) to $28.0 million for the twelve months ended May 1, 2011 and our operating income margin has increased from 1.6% to 5.3% over the same period. Likewise, we have increased our Adjusted EBITDA from $70.5 million in fiscal 2006 to $93.0 million for the twelve months ended May 1, 2011 and increased our Adjusted EBITDA margins over the same period from 13.8% to 17.6%. These initiatives have also enhanced the operating leverage generated by our business model and we have the potential to further improve margins and deliver greater earnings from any increases in comparable store sales. While implementing initiatives focused on our cost structure, we have simultaneously increased our guest satisfaction in both food and entertainment. We have also rebuilt our new store expansion strategy and pipeline, have successfully opened eight stores since fiscal 2008 and plan to open three stores in fiscal 2011.

Eat Drink Play—The Core of Our National Concept

When our founders opened our first location in Dallas, Texas in 1982, they sought to create a unique concept with a fun, upbeat atmosphere providing interactive entertainment options for adults and families, while serving high-quality food and beverages. Since then we have followed the same principle for each new store, and in doing so have developed a distinctive brand based on a differentiated guest value proposition: Eat Drink Play. The interplay between entertainment, dining and full-service bar areas is the defining feature of the Dave & Buster’s guest experience, and the layout of each store is designed to maximize crossover between these activities. We believe this combination creates an experience that cannot be easily replicated at home or elsewhere without having to visit multiple destinations. Our locations are also designed to be attractive venues for private parties, business functions and other corporate sponsored events.

We continue to differentiate our food menu from other casual dining concepts. Our recently reengineered menu includes items that we believe reinforce the fun of the Dave & Buster’s brand. Recent additions to the menu have become top sellers within their categories. We believe we offer high-quality meals, including gourmet pastas, choice-grade steaks, premium sandwiches, decadent desserts and health-conscious entrée options that compare favorably to those of other higher end casual dining operators. Each of our locations also offers full bar service including an extensive array of beers, signature cocktails, premium spirits and nonalcoholic beverages. Food and beverage accounted for approximately 51% of our total revenues during fiscal 2010.

The Midway represents a significant area in each of our stores and offers an extensive array of amusements and entertainment options, with typically over 150 redemption and simulation games. The entertainment options in our Midway are the core differentiating feature of our brand, and these revenues accounted for approximately 49% of our total revenues during fiscal 2010. Redemption games, which represented 75% of our amusement revenues in fiscal 2010, offer our guests the opportunity to win tickets that are redeemable at our “Winner’s Circle” for prizes ranging from branded novelty items to high-end home electronics. We believe this “opportunity to win” creates a highly-energized social experience that is an important aspect of the Dave & Buster’s in-store experience and cannot be replicated at home. Our state-of-the-art video and simulation games, many of which can be played by multiple guests simultaneously, represented 21% of our amusement revenues in fiscal 2010. Traditional amusements represented the remainder of our amusement revenues and include billiards, bowling and shuffleboard tables. In addition, each of our stores contains multiple large screen televisions and high quality audio systems providing guests with an attractive venue for watching live sports and other televised events.

Our Company’s Core Strengths

We believe the following strengths differentiate us and are essential to our continued success:

Strong, differentiated brand with broad guest appeal.    We believe that the multi-faceted guest experience of Eat Drink Play at Dave & Buster’s, supported by our marketing campaigns as well as our established 28 year history, have helped us create a differentiated brand that is widely recognized and has no direct national competitor. This is evidenced by our brand’s strong consumer awareness of over 90% in our existing trade areas. Our brand’s connection with its guests is evidenced by our guest loyalty program that currently has over 1.5 million members and increased approximately 120.0% over the last two years. Our guest research shows that our brand appeals to a balanced mix of male and female adults, primarily between the ages of 21 and 39, as well as families and teenagers. Based on guest survey results, we also believe that the average household income of our guests is approximately seventy thousand dollars, which we believe is representative of an attractive demographic.

Multi-faceted guest experience offers an excellent value proposition.    We believe that our combination of interactive entertainment, high-quality dining and full-service beverage offering, delivered in a highly-energized atmosphere that caters to both adults and families, provides a multi-faceted guest experience that cannot be replicated at home or elsewhere without having to visit multiple destinations. We also believe that the cost of visiting a Dave & Buster’s offers an attractive value proposition for our guests relative to pursuing separate dining and entertainment options.

Attractive store economic model with diversified cash flows and strong cash-on-cash returns.    We believe we have a structural advantage in our store economic model compared with traditional restaurant concepts, which helps increase our average store revenues and Store-level EBITDA. Our entertainment offerings have low variable costs and produced attractive gross margins of 84% for fiscal 2010. With approximately half of our revenues from entertainment, we have less exposure than traditional restaurant concepts to food costs, which represented only 9% of revenues in fiscal 2010. Given the operating leverage generated by our business model, enhanced by recent management initiatives, we have the potential to further improve margins and deliver greater earnings from any increases in comparable store sales. For example, with comparable store sales growth of 6.2% in the first quarter of fiscal 2011 over the comparable period in 2010, our Adjusted EBITDA and Adjusted EBITDA margins increased by 24.7% and 359 basis points, respectively. Since 2008, our eight store openings have generated average year one cash-on-cash returns of approximately 29.4%.

History of successful product innovation and marketing initiatives.    We have a history of implementing innovative marketing initiatives, including Eat & Play Combo enhancements, higher Power Card “buy-ins,” Super Charge up-sell and Half-Price Game Play on Wednesdays, which have helped increase guest visits while encouraging them to participate more fully across our range of food, beverage and entertainment offerings. We are continuously exploring new partnerships, games and food items to retain and drive new traffic, and leveraging centralized technology to increase the overall performance of our stores and to maximize efficiency of the Midway.

Strong commitment to guest satisfaction.    While we have been focused on margin enhancing initiatives, we have simultaneously improved our guest satisfaction levels. Through the implementation of guest feedback tools throughout the organization, including a periodic Guest Satisfaction Survey and Quarterly Brand Health Study, we collect information from our guests that helps us to improve and enhance the overall guest experience. We have identified several key drivers of guest satisfaction, and have initiated programs to improve focus on these drivers while successfully improving our cost structure. The percentage of guest survey respondents rating us “Top Box” in our Guest Satisfaction

Survey has improved significantly over the past several years. Between fiscal 2007 when the surveys began and fiscal 2010, the number of guests responding “Very Likely” on “Intent to Recommend to a Friend, Relative or Colleague” increased from 64.8% to 77.4%. The number of guests responding “Excellent” on “Food Quality” increased from 37.9% to 69.0%. Most importantly, the percentage of “Excellent” scores for “Overall Experience” increased from 44.0% to 73.2% over the same period.

Management team with proven track record.    We are led by a strong management team with extensive experience with national brands in all aspects of casual dining and entertainment operations. In 2006, we hired our Chief Executive Officer, Stephen King. Mr. King is the former Chief Operating Officer and Chief Financial Officer of TGI Friday’s, where he spent 22 years and increased domestic and international store count from approximately 105 to approximately 790 during his tenure. From fiscal 2006 to the twelve months ended May 1, 2011, under the leadership of Mr. King, Adjusted EBITDA has grown by over 30%, Adjusted EBITDA Margins have increased by approximately 380 basis points and employee turnover and guest satisfaction metrics have improved significantly. In connection with the acquisition of Dave & Buster’s by Oak Hill Capital Partners, our management team has invested approximately $4.6 million of cash in the equity of Dave & Buster’s and currently owns 10.9% on a fully diluted basis. We believe that our management team’s prior experience in the restaurant and entertainment industries combined with its demonstrated success at Dave & Buster’s in recent years provides us with strong insights into our guest base and enables us to create the dynamic environment that is core to our brand.

Our Growth Strategies

The operating strategy that underlies the growth of our concept is built on the following key components:

Pursue disciplined new store growth.    We will continue to pursue a disciplined new store growth strategy in both new and existing markets where we can achieve consistent high store revenues and attractive store-level cash-on-cash returns. We have created a new store expansion strategy and rebuilt our pipeline by instituting a systematic site selection process based on consumer research and analysis of transactional data designed to optimize store location, size and design. Our site selection process and flexible store design enable us to customize each store to maximize return on capital given the characteristics of the market and location. We expect our new, large format stores to be approximately 35,000 – 40,000 square feet and our small format stores to be approximately 22,000 – 25,000 square feet, which provides us the flexibility to enter new smaller markets and further penetrate existing markets. These formats also provide us the flexibility to choose between building new stores or converting existing space. With respect to stores we expect to open in the near term, we are targeting a year one cash-on-cash return of 25% to 35% for both our large format and small format store openings, levels that are consistent with the average of Dave & Buster’s store openings in recent years. To achieve this return we target a ratio of first year store revenues to net development costs of approximately one-to-one and Store-level EBITDA margins, excluding national marketing costs, of 27-30%. We also target average net development costs of approximately $10 million for large format stores and approximately $6 million for small format stores.

We believe the Dave & Buster’s brand is significantly under-penetrated, with internal studies and third-party research suggesting a total store universe in the United States and Canada in excess of 150 stores (including our 56 existing stores), approximately two and a half times our current store base. We currently plan to open three stores in 2011 and three or four stores in 2012. Thereafter, we believe there is potential to continue opening new stores at an annual rate of approximately 10% of our then existing store base.

Grow our comparable store sales.    We intend to grow our comparable store sales by continuing to differentiate the Dave & Buster’s brand from other food and entertainment alternatives, through the following strategies:

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Differentiate our food and beverage offering:    We frequently test new menu items and seek to improve our food offering to better align with the Dave & Buster’s brand. To further reinforce the fun of our brand, our new menu includes familiar food items served in unique presentations. In fiscal 2010, we were favorably impacted by our newly reengineered menu and the introduction of our top selling appetizer and dessert.

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Maintain fresh and exciting entertainment options:    Entertainment options are the core differentiating feature of the Dave & Buster’s brand, and staying current with the latest offerings helps drive repeat visits and increase length of guest stay. In fiscal 2011, we expect to spend an average of one hundred sixty-four thousand dollars per store on game refreshment, which we believe will drive brand relevance and comparable store sales growth. Further, we intend to upgrade viewing areas by introducing televisions in excess of 100 inches in stores within key markets in order to capture a higher share of the sports-viewing guest base. We also plan to elevate the redemption experience in our “Winner’s Circle” with more attractive prizes which we expect will favorably impact guest visitation and game play.

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Enhance brand awareness and drive incremental visits to our stores through innovative marketing and promotions:    To further national awareness of our brand, we plan to continue to invest a significant portion of our marketing spend in television advertising. We have recently launched customized local store marketing programs to increase new visits and repeat visits to individual locations. Our guest loyalty program currently has approximately 1.5 million members, and we are aggressively improving our search engine and social marketing efforts. Our loyalty program and digital efforts allow us to communicate promotional offers directly to our most passionate brand fans. We also leverage our investments in technology across our marketing platform, including in-store marketing initiatives to drive incremental sales throughout the store.

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Grow our special events usage:    We plan to continue to leverage and add resources to our special events sales force as the corporate special events market improves—the special events portion of our business represented 12% of our total revenues in fiscal 2010. We believe our special events business is an important sampling opportunity for our guests because many guests are experiencing Dave & Buster’s for the first time.

Continue to enhance margins.    We believe we are well-positioned to continue to increase margins and have additional opportunities to reduce costs. Based on the operating leverage generated by our business model, which has been enhanced by the operating initiatives implemented by management in recent years, we have the potential to further improve margins and deliver greater earnings from expected future increases in comparable store sales. Under our current cost structure, we estimate that more than 50% of any comparable store sales growth would flow through to our Adjusted EBITDA. We also believe that improved labor scheduling technology will allow us to further increase labor productivity in the future. Our continued focus on operating margins at individual locations and the deployment of best practices across our store base is expected to yield incremental margin improvements.

Use of Proceeds

We intend to use the net proceeds from this offering to reduce our aggregate indebtedness by approximately $             million, as well as to pay related premiums, interest and expenses. After applying the proceeds from this offering, our aggregate indebtedness will be approximately $             million on a pro forma basis as of May 1, 2011. See “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

Corporate History

We opened our first store in Dallas, Texas in 1982 and since then we have expanded our portfolio nationally to 56 stores across 24 states and Canada.

From 1997 to early 2006, we operated as a public company under the leadership of our founders, David “Dave” Corriveau and James “Buster” Corley. In March 2006, Dave & Buster’s, Inc. was acquired by Dave & Buster’s Holdings, Inc. (“D&B Holdings”), a holding company controlled by affiliates of Wellspring Capital Partners III, L.P. (“Wellspring”) and HBK Main Street Investors L.P. (“HBK”). In connection with the acquisition of Dave & Buster’s by Wellspring and HBK, Dave & Buster’s common stock was delisted from the New York Stock Exchange. In addition, in 2006, we hired our current management team led by our Chief Executive Officer, Stephen King.

On June 1, 2010, Dave & Buster’s Entertainment, Inc. (formerly known as Dave & Buster’s Parent, Inc. and originally named Games Acquisition Corp.), a newly-formed Delaware corporation owned by Oak Hill Capital Partners III, L.P. and Oak Hill Capital Management Partners III, L.P. (collectively, the “Oak Hill Funds” and together with their manager, Oak Hill Capital Management, LLC, and its related funds, “Oak Hill Capital Partners”) acquired all of the outstanding common stock (the “Acquisition”) of D&B Holdings from Wellspring and HBK. In connection therewith, Games Merger Corp., a newly-formed Missouri corporation and an indirect wholly-owned subsidiary of Dave & Buster’s Entertainment, Inc., merged (the “Merger”) with and into D&B Holdings’ wholly-owned, direct subsidiary, Dave & Buster’s, Inc. (with Dave & Buster’s, Inc. being the surviving corporation in the Merger). As a result of the Acquisition and certain post-acquisition activity, the Oak Hill Funds indirectly control approximately 95.7% of our outstanding common stock and have the right to appoint certain members of our Board of Directors, and certain members of our Board of Directors and management control approximately 4.3% of our outstanding common stock. Upon completion of this offering, the Oak Hill Funds will beneficially own approximately     % of our outstanding common stock, or     % if the underwriters exercise their option to purchase additional shares in full, and certain members of our Board of Directors and our management will beneficially own approximately     % of our common stock or     % if the underwriters exercise their option to purchase additional shares in full.

Ownership Structure

The following chart gives effect to our ownership structure after giving effect to this offering(1):

(1)	Assumes an offering at a price per share of $ , the midpoint of the price range set forth on the cover of this prospectus, and excludes the exercise of the option to purchase additional shares.

Oak Hill Capital Partners

Oak Hill Capital Partners is a private equity firm with more than $8 billion of committed capital from leading entrepreneurs, endowments, foundations, corporations, pension funds and global financial institutions. Over a period of more than 25 years, the professionals at Oak Hill Capital Partners and its predecessors have invested in more than 70 significant private equity transactions. Oak Hill Capital Partners invests across broad segments of the U.S. and global economies with an industry-focused, theme-based approach. Oak Hill Capital Partners believes Dave & Buster’s represents an opportunity to invest in the restaurant and specialty retail sectors, one of the core investment themes of its Consumer, Retail and Distribution team. Oak Hill Capital Partners is one of several independent firms (which are not under common control, but do work together on transactions from time to time) operating under the Oak Hill name and investing in various asset classes, including, without limitation, equity and debt securities and real estate. Each firm has a dedicated and independent management team.

Corporate Information

Our corporate headquarters is located at 2481 Mañana Drive, Dallas, Texas, and our telephone number is (214) 357-9588. Our website is www.daveandbusters.com. Information contained on our website does not constitute a part of this prospectus.

The Offering

Shares of Common Stock Offered by us	shares.

Shares of Common Stock to be Outstanding After This Offering	shares.

Option to Purchase Additional Shares	The underwriters have an option to purchase a maximum of additional shares of our common stock from the selling stockholders. The underwriters can exercise this option at any time within 30 days from the date of this prospectus.

Use of Proceeds	We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and estimated offering expenses, will be approximately $ million, assuming the shares are offered at $ (the midpoint of the price range set forth on the cover of this prospectus). We intend to use these net proceeds to pay down a portion of our existing indebtedness, which may include the existing discount notes, the existing senior notes and the term loan portion of our senior secured credit facility, to pay fees and expenses associated with the offering and for general corporate purposes. We will not receive any proceeds from the sale of our common stock by the selling stockholders if the underwriters exercise their option to purchase additional shares. See “Use of Proceeds.”

Dividend Policy	We do not anticipate paying any dividends on our common stock, however, we may change this policy in the future. See “Dividend Policy.”

Proposed NYSE or NASDAQ Symbol	“PLAY”

Risk Factors	You should carefully read and consider the information set forth under “Risk Factors” beginning on page 15 of this prospectus and all other information set forth in this prospectus before investing in our common stock.

Unless otherwise indicated, the number of shares of common stock to be outstanding after this offering:

•

excludes             shares of our common stock issuable upon exercise of stock options and shares of our common stock to be reserved for future grants under our Dave & Buster’s Parent, Inc. 2010 Management Incentive Plan (the “Stock Incentive Plan”).

Unless otherwise noted, the information in this prospectus:

•	gives effect to a for 1 stock split of our common stock prior to the consummation of this offering;

•	gives effect to our amended and restated certificate of incorporation, which will be in effect prior to the consummation of this offering;

•	assumes no exercise of the underwriters’ option to purchase up to additional shares from the selling stockholders; and

•	assumes an initial public offering price of $ per share, the midpoint of the price range set forth on the cover of this prospectus.

Risks Associated With Our Business

Our business is subject to numerous risks, which are highlighted in the section entitled “Risk Factors.” These risks represent challenges to the successful implementation of our strategy and the growth of our business. Some of these risks are:

•	our ability to open new stores and operate them profitably;

•	changes in discretionary spending by consumers and general economic conditions;

•	our ability to compete favorably in the out-of-home and home-based entertainment and restaurant markets;

•	unauthorized use of our intellectual property;

•	damage to our brand or reputation;

•	failure or destruction of our information systems and other technology that support our business;

•	seasonality of our business and the timing of new openings and other events; and

•	availability and cost of food and other supplies.

For a discussion of these and other risks you should consider before making an investment in our common stock, see the section entitled “Risk Factors.”

Summary Historical Financial and Other Data

Set forth below are our summary consolidated historical and pro forma and other data. Accounting principles generally accepted in the United States require operating results for D&B Holdings prior to the Acquisition completed June 1, 2010 to be presented as the results of the Predecessor in the historical financial statements. Operating results of Dave & Buster’s Entertainment, Inc. subsequent to the Acquisition are presented as the results of the Successor and include all periods including and subsequent to June 1, 2010.

Dave & Buster’s Entertainment, Inc. has no material assets or operations other than 100% ownership of the outstanding common stock of D&B Holdings. D&B Holdings has no other material assets or operations other than 100% ownership of the outstanding common stock of Dave & Buster’s, Inc.

The statement of operations and cash flows data for the 244 day period from June 1, 2010 to January 30, 2011 (Successor) and the balance sheet data as of January 30, 2011 (Successor) were derived from our audited consolidated financial statements included elsewhere in this prospectus. The statement of operations and cash flows data for each of the 120 day period from February 1, 2010 to May 31, 2010 (Predecessor) and the fiscal years ended January 31, 2010 (Predecessor) and February 1, 2009 (Predecessor) were derived from the Predecessor’s audited consolidated financial statements included elsewhere in this prospectus. The balance sheet data as of January 31, 2010 (Predecessor) was derived from the Predecessor’s audited consolidated financial statements included elsewhere in this prospectus. The statement of operations and cash flows data for each of the 13 weeks ended May 1, 2011 (Successor) and the 13 weeks ended May 2, 2010 (Predecessor), and the balance sheet data as of May 1, 2011 (Successor) were derived from the unaudited consolidated financial statements included elsewhere in this prospectus. In the opinion of management, the unaudited consolidated financial statements include all normal recurring adjustments necessary to present fairly the data for such periods and as of such dates.

The summary of historical financial and other data should be read in conjunction with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our historical consolidated financial statements and the historical consolidated financial statements of the Predecessor and the notes related thereto, included elsewhere in this prospectus. All dollar amounts are presented in thousands except per share amounts.

	13 Weeks Ended				Fiscal Year Ended
	May 1, 2011	May 2, 2010	244 Day Period from June 1, 2010 to January 30, 2011	120 Day Period from February 1, 2010 to May 31, 2010	January 30, 2011(1)	January 31, 2010	February 1, 2009
	(Successor)	(Predecessor)	(Successor)	(Predecessor)	(Combined)	(Predecessor)	(Predecessor)
Statement of Operations Data:
Revenues:
Food and beverage revenues	$74,262	$71,357	$177,044	$90,470	$267,514	$269,973	$284,779
Amusement and other revenues	74,341	70,218	166,489	87,536	254,025	250,810	248,579

Total revenues	$148,603	$141,575	$343,533	$178,006	$521,539	$520,783	$533,358

Operating costs:
Cost of products:
Cost of food and beverage	17,952	17,277	41,890	21,817	63,707	65,349	70,520
Cost of amusement and other	10,347	10,586	26,832	13,442	40,274	38,788	34,218

Total cost of products	28,299	27,863	68,722	35,259	103,981	104,137	104,738
Operating payroll and benefits	34,266	33,468	85,271	43,969	129,240	132,114	139,508
Other store operating expenses	45,105	45,605	111,456	59,802	171,258	174,685	174,179
General & administrative expenses(2)	8,811	8,618	25,670	17,064	42,734	30,437	34,546
Depreciation & amortization expense	13,070	12,500	33,794	16,224	50,018	53,658	49,652
Pre-opening costs	740	1,189	842	1,447	2,289	3,881	2,988

Total operating costs	130,291	129,243	325,755	173,765	499,520	498,912	505,611

Operating income	18,312	12,332	17,778	4,241	22,019	21,871	27,747
Interest expense, net	10,657	5,348	25,486	6,976	32,462	22,122	26,177

Income (loss) before provision (benefit) for income taxes	7,655	6,984	(7,708)	(2,735)	(10,443)	(251)	1,570
Provision (benefit) for income taxes	2,477	3,073	(2,551)	(597)	(3,148)	99	(45)

Net income (loss)	$5,178	$3,911	$(5,157)	$(2,138)	$(7,295)	$(350)	$1,615

Net income (loss) per share of common stock:
Basic	$30.17	*	$(21.07)	*	*	*	*
Diluted	$29.93	*	$(21.07)	*	*	*	*
Weighted average number of shares outstanding:
Basic	171,630	*	244,748	*	*	*	*
Diluted	173,002	*	244,748	*	*	*	*

Statement of Cash Flow Data:
Cash provided by (used in):
Operating activities	$21,378	$9,445	$25,240	$11,295	$36,535	$59,054	$52,197
Investing activities	(7,532)	(6,985)	(102,744)	(12,975)	(115,719)	(48,406)	(49,084)
Financing activities	(675)	(125)	97,034	(125)	96,909	(2,500)	(13,625)

Other data:
Adjusted EBITDA(3)	33,635	26,965	57,503	28,777	86,280	83,145	87,378
Cash interest expense(4)	7,772	5,664	24,226	7,392	31,618	22,966	24,682
Capital expenditures	8,330	6,988	22,255	12,978	35,233	48,423	49,254

Store-level Data:
Stores open at end of period(5)	58	57			58	56	52
Comparable store sales increase (decrease)(6)	6.2%	(2.5%)			(1.9%)	(7.8%)	(2.8%)
Store-level EBITDA(7)	40,933	34,639	78,084	38,976	117,060	109,847	114,933
Store-level EBITDA margin(8)	27.5%	24.5%	22.7%	21.9%	22.4%	21.1%	21.5%

*	Not meaningful.

	As of May 1, 2011
	Actual	Pro Forma As Adjusted(9)
	(Unaudited)	(Unaudited)
Balance Sheet Data:
Cash and cash equivalents	$47,578
Working capital (deficit)(10)	$13,733
Property & equipment, net	$300,051
Total assets	$779,692
Total debt, gross	$529,290
Stockholders’ equity	$148,800

(1)	Affiliates of the Oak Hill Funds acquired all of the outstanding common stock of D&B Holdings as part of the Acquisition. Accounting principles generally accepted in the United States require operating results for D&B Holdings prior to the June 1, 2010 acquisition to be presented as Predecessor’s results in the historical financial statements. Operating results for Dave & Buster’s Entertainment, Inc. subsequent to the June 1, 2010 acquisition are presented or referred to as Successor’s results in our historical financial statements. References to the 52 week period ended January 30, 2011, included in this prospectus relate to the combined 244 day period ended January 30, 2011 of the Successor and the 120 day period ended May 31, 2010 of the Predecessor. The results for the Successor period include the impacts of purchase accounting. However, we believe that the discussion of our combined operational results is appropriate as we highlight operational changes as well as purchase accounting related items.
(2)	General and administrative expenses during the fiscal year ended January 30, 2011 includes $4,638 and $4,280 of transaction costs in the Successor and Predecessor periods, respectively.
(3)	“Adjusted EBITDA” is calculated as net income (loss), plus interest expense (net), provision (benefit) for income taxes, depreciation and amortization expense, loss (gain) on asset disposal, gain on acquisition of limited partnership, share-based compensation, currency transaction (gain) loss, pre-opening costs, reimbursement of affiliate expenses, severance, change in deferred amusement revenue, ticket liability estimations and other and transaction costs related to the Acquisition. “Adjusted EBITDA margin” represents Adjusted EBITDA divided by total revenues.

Adjusted EBITDA is presented because certain investors use it as a measure of a company’s historical operating performance and its ability to service and incur debts. We believe Adjusted EBITDA is a meaningful measure because Adjusted EBITDA excludes certain non-routine, unusual and non-cash items. However, Adjusted EBITDA is not a measure prepared in accordance with GAAP. Accordingly, this measure should not be considered in isolation from, as an alternative to or as more meaningful than net income, cash flows or other income data (as calculated in accordance with GAAP) or as a measure of liquidity. Adjusted EBITDA, as presented, may not be comparable to similarly-titled measures reported by other companies.

Our calculation of Adjusted EBITDA for the periods presented is set forth below:

	13 Weeks Ended				Fiscal Year Ended
	May 1, 2011	May 2, 2010	For the 244 Day Period from June 1, 2010 to January 30, 2011	For the 120 Day Period from February 1, 2010 to May 31, 2010	January 30, 2011(1)	January 31, 2010	February 1, 2009
	(Successor)	(Predecessor)	(Successor)	(Predecessor)	(Combined)	(Predecessor)	(Predecessor)
Net income (loss)	$5,178	$3,911	$(5,157)	$(2,138)	$(7,295)	$(350)	$1,615
Interest expense, net	10,657	5,348	25,486	6,976	32,462	22,122	26,177
Provision (benefit) for income taxes	2,477	3,073	(2,551)	(597)	(3,148)	99	(45)
Depreciation and amortization expense	13,070	12,500	33,794	16,224	50,018	53,658	49,652
Loss (gain) on asset disposal(a)	428	200	(2,813)	416	(2,397)	1,361	1,648
Gain on acquisition of limited partnership(b)	—	—	—	—	—	(357)	—
Share-based compensation(c)	360	251	794	1,697	2,491	722	880
Currency transaction (gain) loss(d)	(195)	(85)	(128)	(15)	(143)	(123)	124
Pre-opening costs(e)	740	1,189	842	1,447	2,289	3,881	2,988
Reimbursement of affiliate expenses(f)	65	188	380	246	626	905	1,735
Severance(g)	—	—	1,183	—	1,183	295	906
Deferred amusement revenue, ticket liability & other(h)	718	230	1,035	241	1,276	932	1,698
Transaction costs(i)	137	160	4,638	4,280	8,918	—	—

Adjusted EBITDA	$33,635	$26,965	$57,503	$28,777	$86,280	$83,145	$87,378

(a)	Represents the net book value of assets (less proceeds received) disposed of during the year. Primarily relates to assets replaced in ongoing operation of business.
(b)	Represents gain recognized in connection with our acquisition of a 49.9% limited partnership interest in a limited partnership that owns a Dave & Buster’s store in the Discover Mills Mall near Atlanta, Georgia. See Notes to Audited Consolidated Financials Statements for the years ended January 30, 2011, January 31, 2010 and February 1, 2009—Note 3: Mergers and Acquisitions.
(c)	Represents stock compensation expense of the Predecessor resulting from grants under the D&B Holdings, Inc. 2006 Option Plan and of the Successor under the Stock Incentive Plan.
(d)	Represents the effect of foreign currency transaction (gains) or losses related to our store in Canada.
(e)	Represents costs incurred prior to the opening of our new stores or stores that have undergone major conversions.
(f)	Represents amounts paid to Wellspring under our historical expense reimbursement agreement and expenses under an expense reimbursement agreement that we entered into with Oak Hill Capital Management, LLC. See “Certain Relationships and Related Transactions—Expense Reimbursement Agreement.”
(g)	Represents severance costs associated with the departure of key executives and organizational restructuring efforts implemented by us.
(h)	Primarily represents quarterly increases or decreases to accrued liabilities established for future amusement game play and the fulfillment of tickets won by guests on our redemption games.
(i)	Represents transaction costs related to the Acquisition.
(4)	“Cash interest expense” represents interest expense for the period less amortization of debt, original issue discount (if any), and issuance costs, less interest capitalized during the period and adjustments to mark our swap contracts to fair value.
(5)	The number of stores open at January 30, 2011 and January 31, 2010 includes one franchise in Canada. Our location in Nashville, Tennessee, which temporarily closed on May 2, 2010 due to flooding is included in our store count. As of May 1, 2011, the Nashville location remains closed. We currently anticipate that this store will reopen during the fourth quarter of fiscal 2011. Also included in the store count is one store in Dallas, Texas, which permanently closed on May 2, 2011.
(6)	We define the comparable store base to include those stores open for a full 18 months at the beginning of each fiscal year. Percent changes have been calculated based on an equivalent number of weeks in each fiscal year by adding or subtracting, as applicable, one week from the applicable prior period.

(7)	“Store-level EBITDA” is defined by us as net income (loss), plus interest expense (net), provision (benefit) for income taxes, depreciation and amortization expense, general and administrative expenses and pre-opening costs, as shown in the table below. We use Store-level EBITDA to measure operating performance and returns from opening new stores. Similar to Adjusted EBITDA, Store-level EBITDA is not defined under U.S. generally accepted accounting principles and does not purport to be an alternative to net income as a measure of operating performance.

We believe that Store-level EBITDA is another useful measure in evaluating our operating performance because it removes the impact of general and administrative expenses, which are not incurred at the store level, and the costs of opening new stores, which are non-recurring at the store-level, and thereby enables the comparability of the operating performance of our stores for the periods presented. We also believe that Store-level EBITDA is a useful measure in evaluating our operating performance within the entertainment and dining industry because it permits the evaluation of store-level productivity, efficiency and performance, and we use Store-level EBITDA as a means of evaluating store financial performance compared with our competitors. Our calculation of Store-level EBITDA for the periods is presented below:

	13 Weeks Ended				Fiscal Year Ended
	May 1, 2011	May 2, 2010	For the 244 Day Period from June 1, 2010 to January 30, 2011	For the 120 Day Period from February 1, 2010 to May 31, 2010	January 30, 2011(1)	January 31, 2010	February 1, 2009
(Dollars in thousands)	(Successor)	(Predecessor)	(Successor)	(Predecessor)	(Combined)	(Predecessor)	(Predecessor)
Net income (loss)	$5,178	$3,911	$(5,157)	$(2,138)	$(7,295)	$(350)	$1,615
Interest expense, net	10,657	5,348	25,486	6,976	32,462	22,122	26,177
Provision (benefit) for income taxes	2,477	3,073	(2,551)	(597)	(3,148)	99	(45)
Depreciation and amortization expense	13,070	12,500	33,794	16,224	50,018	53,658	49,652
General and administrative expenses	8,811	8,618	25,670	17,064	42,734	30,437	34,546
Pre-opening costs	740	1,189	842	1,447	2,289	3,881	2,988

Store-level EBITDA	$40,933	$34,639	$78,084	$38,976	$117,060	$109,847	$114,933

(8)	“Store-level EBITDA margin” represents Store-level EBITDA divided by total revenues. Store-level EBITDA margin allows us to evaluate operating performance of each store across stores of varying size and volume.
(9)	The pro forma as adjusted balance sheet data gives effect to the receipt and application of $ of net proceeds to us from this offering as described in “Use of Proceeds,” as if it had occurred as of May 1, 2011. The pro forma as adjusted balance sheet data is not necessarily indicative of what our financial position would have been if the pro forma transactions had been completed as of the date indicated, nor is such data necessarily indicative of our financial position for any future date or period.
(10)	Defined as total current assets minus total current liabilities.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the following risks, as well as the other information contained in this prospectus, before making an investment in our company. If any of the following risks actually occur, our business, results of operations or financial condition may be materially adversely affected. In such an event, the trading price of our common stock could decline and you could lose part or all of your investment. Additional risks that we currently do not know about or that we currently believe to be immaterial may also impair our business operations.

Risks Related To Our Business

The continued economic uncertainty in the U.S. and Canada impacts our business and financial results and a renewed recession could materially affect us in the future.

Our business is dependent upon consumer discretionary spending. The continued economic uncertainty in the U.S. and Canada has reduced consumer confidence to historic lows impacting the public’s ability and/or desire to spend discretionary dollars as a result of job losses, home foreclosures, significantly reduced home values, investment losses in the financial markets, personal bankruptcies, and reduced access to credit, resulting in lower levels of guest traffic in our stores. Leading economic indicators, such as unemployment and consumer confidence, remain volatile and may not show meaningful improvement in fiscal 2011. If conditions worsen, our business, results of operation and ability to comply with the covenants under our senior secured credit facility could be materially affected and may result in a deceleration of the number and timing of new store openings. Continued deterioration in guest traffic and/or a reduction in the average amount guests spend in our stores will negatively impact our revenues. This will result in sales de-leverage, spreading fixed costs across a lower level of sales, and will in turn cause downward pressure on our profitability. This could result in reductions in staff levels, asset impairment charges and potential closures. Future recessionary effects on the Company are unknown at this time and could have a potential material adverse effect on our financial position and results of operations. There can be no assurance that any government’s plans to stimulate the economy will restore consumer confidence, stabilize the financial markets, increase liquidity and the availability of credit, or result in lower unemployment.

Future economic downturns similar to the economic crisis that began in 2008 could have a material adverse impact on our landlords or other tenants in shopping centers in which we are located, which in turn could negatively affect our financial results.

If we experience another economic downturn in the future, our landlords may be unable to obtain financing or remain in good standing under their existing financing arrangements, resulting in failures to pay required construction contributions or satisfy other lease covenants to us. In addition, other tenants at shopping centers in which we are located or have executed leases may fail to open or may cease operations. Decreases in total tenant occupancy in shopping centers in which we are located may affect foot traffic at our stores. All of these factors could have a material adverse impact on our operations.

Our growth strategy depends on our ability to open new stores and operate them profitably.

As of July 1, 2011, there were 56 company-owned locations in the United States and Canada and one franchise location in Canada. A key element of our growth strategy is to open additional stores in locations that we believe will provide attractive returns on investment. We have identified a number of additional sites for potential future Dave & Buster’s stores. Our ability to open new stores on a timely and cost-effective basis, or at all, is dependent on a number of factors, many of which are beyond our control, including our ability to:

•	find quality locations;

•	reach acceptable agreements regarding the lease or purchase of locations;

•	comply with applicable zoning, licensing, land use and environmental regulations;

•	raise or have available an adequate amount of money for construction and opening costs;

•	timely hire, train and retain the skilled management and other employees necessary to meet staffing needs;

•	obtain, for acceptable cost, required permits and approvals, including liquor licenses; and

•	efficiently manage the amount of time and money used to build and open each new store.

If we succeed in opening new stores on a timely and cost-effective basis, we may nonetheless be unable to attract enough guests to new stores because potential guests may be unfamiliar with our stores or concept, or our entertainment and menu options might not appeal to them. While we have successfully opened stores with our target large store size of 35,000—40,000 square feet, only a small number of our existing stores are the size of this target. As of May 1, 2011, we operate four small format stores. Our new large and small format stores may not meet or exceed the performance of our existing stores or meet or exceed our performance targets, including target cash-on-cash returns. New stores may even operate at a loss, which could have a significant adverse effect on our overall operating results. Opening a new store in an existing market could reduce the revenue at our existing stores in that market. In addition, historically, new stores experience a drop in revenues after their first year of operation. Typically, this drop has been temporary and has been followed by increases in comparable store revenue in line with the rest of our comparable store base, but there can be no assurance that this will be the case in the future or that a new store will succeed in the long term.

Our expansion into new markets may present increased risks due to our unfamiliarity with the area.

Some of our new stores will be located in areas where we have little or no meaningful experience. Those markets may have different competitive conditions, consumer tastes and discretionary spending patterns than our existing markets, which may cause our new stores to be less successful than stores in our existing markets. In addition, our national advertising program may not be successful in generating brand awareness in all local markets, and the lack of market awareness of the Dave & Buster’s brand can pose an additional risk in expanding into new markets. Stores opened in new markets may open at lower average weekly revenues than stores opened in existing markets, and may have higher store-level operating expense ratios than stores in existing markets. Sales at stores opened in new markets may take longer to reach average store revenues, if at all, thereby adversely affecting our overall profitability.

We may not be able to compete favorably in the highly competitive out-of-home and home-based entertainment and restaurant markets, which could have a material adverse effect on our business, results of operations or financial condition.

The out-of-home entertainment market is highly competitive. We compete for guests’ discretionary entertainment dollars with theme parks, as well as with providers of out-of-home entertainment, including localized attraction facilities such as movie theatres, sporting events, bowling alleys, nightclubs and restaurants. Many of the entities operating these businesses are larger and have significantly greater financial resources, a greater number of stores, have been in business longer, have greater name recognition and are better established in the markets where our stores are located or are planned to be located. As a result, they may be able to invest greater resources than we can in attracting guests and succeed in attracting guests who would otherwise come to our stores. The legalization of casino gambling in geographic areas near any current or future store would create the possibility for entertainment alternatives, which could have a material adverse effect on our business and financial condition. We also face competition from local establishments that offer entertainment experiences similar to ours and restaurants that are highly competitive with respect to price, quality of service, location, ambience and type and quality of food. We also face competition from increasingly sophisticated home-based forms of entertainment, such as internet and video gaming and home movie delivery. Our failure to compete favorably in the competitive out-of-home and home-based entertainment and restaurant markets could have a material adverse affect on our business, results of operations and financial condition.

Our quarterly results of operations are subject to fluctuations due to the seasonality of our business and the timing of new openings and other events.

Our operating results fluctuate significantly from quarter to quarter as a result of seasonal factors. Typically we have higher first and fourth quarter revenues associated with the spring and year-end holidays. Our third quarter, which encompasses the end of the summer vacation season, has historically had lower revenues as compared to the other quarters. We expect seasonality will continue to be a factor in our results of operations. As a result, factors affecting peak seasons could have a disproportionate effect on our results. For example, the number of days between Thanksgiving and New Year’s Day and the days of the week on which Christmas and New Year’s Eve fall affect the volume of business we generate during the December holiday season and can affect our results for the full fiscal year. In addition, adverse weather during the winter holiday season can have a significant impact on our first and fourth quarters, and therefore our results for the full fiscal year. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Store-Level Variability, Quarterly Results of Operations and Seasonality.”

Our operating results may also fluctuate significantly because of non-seasonal factors. Due to our relatively limited number of locations, poor results of operations at any single store could significantly affect our overall profitability. Additionally, the timing of new store openings may result in significant fluctuations in quarterly performance. Due to the substantial up-front financial requirements to open new stores, the investment risk related to any single store is much larger than that associated with many other restaurants or entertainment venues. We typically incur most cash pre-opening costs for a new store within the two months immediately preceding, and the month of, the store’s opening. In addition, the labor and operating costs for a newly opened store during the first three to six months of operation are materially greater than what can be expected after that time, both in aggregate dollars and as a percentage of revenues.

Our operations are susceptible to the availability and cost of food and other supplies, in most cases from a limited number of suppliers, which subject us to possible risks of shortages, interruptions and price fluctuations.

Our profitability depends in part on our ability to anticipate and react to changes in product costs. Cost of food and beverage as a percentage of food and beverage revenue was 23.8% in fiscal 2010, 24.2% in fiscal 2009, and 24.8% in fiscal 2008. Cost of food as a percentage of total revenue was approximately 9% in fiscal 2010. Cost of amusement and other costs as a percentage of amusement and other revenue was 15.9% in fiscal 2010, 15.5% in fiscal 2009, and 13.8% in fiscal 2008. If we have to pay higher prices for food or other supplies, our operating costs may increase, and, if we are unable or unwilling to pass such cost increases on to our guests, our operating results could be adversely affected.

We have entered into a long-term contract with U.S. Foodservice, Inc. which provides for the purchasing, warehousing and distributing of a substantial majority of our food, non-alcoholic beverage and chemical supplies. The unplanned loss of this distributor could adversely affect our business by disrupting our operations as we seek out and negotiate a new distribution contract. We also have multiple short-term supply contracts with a limited number of suppliers. If any of these suppliers do not perform adequately or otherwise fail to distribute products or supplies to our stores, we may be unable to replace the suppliers in a short period of time on acceptable terms, which could increase our costs, cause shortages of food and other items at our stores and cause us to remove certain items from our menu. Other than forward purchase contracts for certain food items, we currently do not engage in futures contracts or other financial risk management strategies with respect to potential price fluctuations in the cost of food and other supplies.

The limited number of amusement suppliers, the availability of new amusement offerings, the cost and availability of redemption items that appeal to guests and the market demand for new games could adversely impact the cost to acquire and operate new amusements. We may not be able to anticipate and react to changing food, beverage and amusement costs by adjusting purchasing practices or menu and game prices, and a failure to do so could have a material adverse effect on our operating results.

Instances of food-borne illness and outbreaks of disease, as well as negative publicity relating thereto, could result in reduced demand for our menu offerings and reduced traffic in our stores and negatively impact our business.

Our business could be severely impacted by a widespread regional, national or global health epidemic. A widespread health epidemic (such as the avian flu) or food-borne illness (such as aphthous fever, which is also known as hoof and mouth disease, as well as hepatitis A, lysteria, salmonella and e-coli), whether or not traced to one of our stores, may cause guests to avoid public gathering places or otherwise change their eating behaviors. Even the prospects of a health epidemic could change consumer perceptions of food safety, disrupt our supply chain and impact our ability to supply certain menu items or staff our stores. Outbreaks of disease, including severe acute respiratory syndrome, which is also known as SARS, as well as influenza, could reduce traffic in our stores. Any of these events would negatively impact our business. In addition, any negative publicity relating to these and other health-related matters may affect consumers’ perceptions of our stores and the food that we offer, reduce guest visits to our stores and negatively impact demand for our menu offerings.

We may not be able to obtain and maintain licenses and permits necessary to operate our stores in compliance with laws, regulations and other requirements, which could adversely affect our business, results of operations or financial condition.

We are subject to various federal, state and local laws affecting our business. Each store is subject to licensing and regulation by a number of governmental authorities, which may include alcoholic beverage control, amusement, health and safety and fire agencies in the state, county or municipality in which the store is located. Each store is required to obtain a license to sell alcoholic beverages on the premises from a state authority and, in certain locations, county and municipal authorities. Typically, licenses must be renewed annually and may be revoked or suspended for cause at any time. In the past, we have had licenses temporarily suspended. In some states, the loss of a license for cause with respect to one location may lead to the loss of licenses at all locations in that state and could make it more difficult to obtain additional licenses in that state. Alcoholic beverage control regulations relate to numerous aspects of the daily operations of each store, including minimum age of patrons and employees, hours of operation, advertising, wholesale purchasing, inventory control and handling and storage and dispensing of alcoholic beverages. The failure to receive or retain a liquor license, or any other required permit or license, in a particular location, or to continue to qualify for, or renew licenses, could have a material adverse effect on operations and our ability to obtain such a license or permit in other locations.

As a result of operating certain entertainment games and attractions, including games that offer redemption prizes, we are subject to amusement licensing and regulation by the states, counties and municipalities in which our stores are located. Certain entertainment attractions are heavily regulated and such regulations vary significantly between communities. Moreover, states and local communities are tending to consider additional regulation regarding redemption games. From time-to-time, existing stores may be required to modify certain games, alter the mix of games, or terminate the use of specific games as a result of the interpretation of regulations by state or local officials, any of which could adversely affect our operations.

Changes in laws, regulations and other requirements could adversely affect our business, results of operations or financial condition.

We are also subject to federal, state and local environmental laws, regulations and other requirements. More stringent and varied requirements of local and state governmental bodies with respect to zoning, land use and environmental factors could delay or prevent development of new stores in particular locations. Environmental laws and regulations also govern, among other things, discharges of pollutants into the air and water as well as the presence, handling, release and disposal of and exposure to hazardous substances. These laws provide for significant fines and penalties for noncompliance. Third parties may also make personal injury, property damage or other claims against us associated with actual or alleged release of or exposure to hazardous substances at our properties. We could also be strictly liable, without regard to fault, for certain environmental conditions at properties we formerly owned or operated as well as at our current properties.

In addition, we are subject to the Fair Labor Standards Act (which governs such matters as minimum wages and overtime), the Americans with Disabilities Act, various family-leave mandates and other federal, state and local laws and regulations that govern working conditions. From time-to-time, the U.S. Congress and the states consider increases in the applicable minimum wage. Several states in which we operate have enacted increases in the minimum wage which have taken effect during the past several years and further increases are anticipated. Although we expect increases in payroll expenses as a result of federal and state mandated increases in the minimum wage, such increases are not expected to be material. However, we are uncertain of the repercussion, if any, of increased minimum wages on other expenses. For example, our suppliers may be more severely impacted by higher minimum wage standards, which could result in increased costs to us. If we are unable to offset these costs through increased costs to our guests, our business, results of operations and financial condition could be adversely affected. Moreover, although none of our employees have been or are now represented by any unions, labor organizations may seek to represent certain of our employees in the future, and if they are successful, our payroll expenses and other labor costs may be increased in the course of collective bargaining, and/or there may be strikes or other work disruptions that may adversely affect our business.

Our sales and results of operations may be adversely affected by the passage of health care reform legislation and climate change and other environmental legislation and regulations. The costs and other effects of new legal requirements cannot be determined with certainty. For example, new legislation or regulations may result in increased costs directly for our compliance or indirectly to the extent that such requirements increase prices charged to us by vendors because of increased compliance costs. At this point, we are unable to determine the impact that health care reform could have on our employer-sponsored medical plans or that climate change and other environmental legislation and regulations could have on our overall business.

We face potential liability with our stored value cards under the property laws of some states.

Our Power Cards and gift cards, which may be used for games and to purchase products in our stores, are stored value cards. We recognize income from unredeemed cards when we determine that the likelihood of the cards being redeemed is remote. Certain states include gift cards under their abandoned property laws, and require companies to remit to the state cash in an amount equal to all or a designated portion of the unredeemed balance on the gift cards after a specified period of time. We do not remit any amounts relating to unredeemed gift cards to states based upon our assessment of applicable laws. The analysis of the potential application of the abandoned property laws to our gift cards is complex, involving an analysis of constitutional, statutory provisions and factual issues. In the event that one or more states successfully challenges our position on the application of its abandoned property law to our gift cards, or if the estimates that we use in projecting the likelihood of the cards being redeemed prove to be inaccurate, our liabilities with respect to unredeemed gift cards may be materially higher than the amounts shown in our financial statements. If we are required to materially increase the estimated liability recorded in our financial statements with respect to unredeemed gift cards, our net income could be materially and adversely affected.

Guest complaints or litigation on behalf of our guests or employees may adversely affect our business, results of operations or financial condition.

Our business may be adversely affected by legal or governmental proceedings brought by or on behalf of our guests or employees. In recent years, a number of restaurant companies, including ours, have been subject to lawsuits, including class action lawsuits, alleging violations of federal and state law regarding workplace and employment matters, discrimination and similar matters, and a number of these lawsuits have resulted in the payment of substantial damages by the defendants. We could also face potential liability if we are found to have misclassified certain employees as exempt from the overtime requirements of the federal Fair Labor Standards Act and state labor laws. We have had from time to time and now have such lawsuits pending against us. In addition, from time to time, guests file complaints or lawsuits against us alleging that we are responsible for some illness or injury they suffered at or after a visit to a store. We are also subject to a variety of other claims in the ordinary course of business, including personal injury, lease and contract claims. The restaurant industry has also been subject to a growing number of claims that the menus and actions of restaurant chains have led to the obesity of certain of their guests.

We are also subject to “dram shop” statutes in certain states in which our stores are located. These statutes generally provide a person injured by an intoxicated person the right to recover damages from an establishment that wrongfully served alcoholic beverages to the intoxicated individual. We are currently the subject of certain lawsuits that allege violations of these statutes. Recent litigation against restaurant chains has resulted in significant judgments and settlements under dram shop statutes. Because these cases often seek punitive damages, which may not be covered by insurance, such litigation could have an adverse impact on our business, results of operations or financial condition. Regardless of whether any claims against us are valid or whether we are liable, claims may be expensive to defend and may divert time and money away from operations and hurt our financial performance. A judgment significantly in excess of our insurance coverage or not covered by insurance could have a material adverse effect on our business, results of operations or financial condition. As approximately 30% of our food and beverage revenues were derived from the sale of alcoholic beverages during fiscal 2010, adverse publicity resulting from these allegations may materially affect us and our stores.

We may face labor shortages that could slow our growth and adversely impact our ability to operate our stores.

The successful operation of our business depends upon our ability to attract, motivate and retain a sufficient number of qualified executives, managers and skilled employees. From time-to-time, there may be a shortage of skilled labor in certain of the communities in which our stores are located. Shortages of skilled labor may make it increasingly difficult and expensive to attract, train and retain the services of a satisfactory number of qualified employees and could delay the planned openings of new stores or adversely impact our existing stores. Any such delays, material increases in employee turnover rates in existing stores or widespread employee dissatisfaction could have a material adverse effect on our business and results of operations. Competition for qualified employees could require us to pay higher wages, which could result in higher labor costs and could have a material adverse effect on our results of operations.

Immigration reform continues to attract significant attention in the public arena and the U.S. Congress. If new immigration legislation is enacted, such laws may contain provisions that could increase our costs in recruiting, training and retaining employees. Also, although our hiring practices comply with the requirements of federal law in reviewing employees’ citizenship or authority to work in the U.S., increased enforcement efforts with respect to existing immigration laws by governmental authorities may disrupt a portion of our workforce or our operations at one or more of our stores, thereby negatively impacting our business.

We depend on the services of key executives, the loss of whom could materially harm our business and our strategic direction if we were unable to replace them with executives of equal experience and capabilities.

Our future success significantly depends on the continued service and performance of our key management personnel. We have employment agreements with all members of senior management. However, we cannot prevent members of senior management from terminating their employment with us. Losing the services of members of senior management could materially harm our business until a suitable replacement is found, and such replacement may not have equal experience and capabilities. In addition, we have not purchased life insurance on any members of our senior management.

Local conditions, events, terrorist attacks, adverse weather conditions and natural disasters could adversely affect our business.

Certain of the regions in which our stores are located have been, and may in the future be, subject to adverse local conditions, events, terrorist attacks, adverse weather conditions, or natural disasters, such as earthquakes, floods and hurricanes. In particular, seven of our stores are located in California and are subject to earthquake risk, and our three stores in Florida, our two stores in Houston and our one store in Honolulu are subject to hurricane risk. Depending upon its magnitude, a natural disaster could severely damage our stores, which could adversely affect our business, results of operations or financial condition. We currently maintain property and business interruption insurance through the aggregate property policy for each of the stores. However, such coverage may not be sufficient if there is a major disaster. In addition, upon the expiration of our current insurance policies, adequate insurance coverage may not be available at reasonable rates, or at all.

Our Nashville, Tennessee store was extensively damaged by the May 2010 flooding in the Nashville area. The store is covered by up to $25.0 million in property and business interruption insurance subject to a net overall deductible of approximately one thousand dollars. Although we have initiated property insurance claims, including business interruption, with our insurers, we cannot assure you that our insurance will cover all business interruptions costs. We currently anticipate that this store will reopen during the fourth quarter of fiscal 2011.

Damage to our brand or reputation could adversely affect our business.

Our brand and our reputation are among our most important assets. Our ability to attract and retain guests depends, in part, upon the external perception of our company, the quality of our food service and facilities, and our integrity. Multi-store businesses, such as ours, can be adversely affected by unfavorable publicity resulting from poor food quality, illness or health concerns, or a variety of other operating issues stemming from one or a limited number of stores. Adverse publicity involving any of these factors could make our stores less appealing, reduce our guest traffic and/or impose practical limits on pricing. In the future, more of our stores may be operated by franchisees. Any such franchisees will be independent third parties that we do not control. Although our franchisees will be contractually obligated to operate the store in accordance with our standards, we would not oversee their daily operations. If one or more of our stores were the subject of unfavorable publicity, our overall brand could be adversely affected, which could have a material adverse effect on our business, results of operations and financial condition.

We may not be able to renew real property leases on favorable terms, or at all, which may require us to close a store or relocate, either of which could have a material adverse effect on our business, results of operations or financial condition.

Of the 56 stores operated by us as of July 1, 2011, all are operated on leased property. The leases typically provide for a base rent plus additional rent based on a percentage of the revenue generated by the stores on the leased premises once certain thresholds are met. Leases on two of our stores are scheduled to expire during fiscal 2012. One of the stores does not have an option to renew, and the Company is negotiating an extension of the term of the lease on the other store. A decision not to renew a lease for a store could be based on a number of factors, including an assessment of the area in which the store is located. We may choose not to renew, or may not be able to renew, certain of such existing leases if the capital investment then required to maintain the stores at the leased locations is not justified by the return on the required investment. If we are not able to renew the leases at rents that allow such stores to remain profitable as their terms expire, the number of such stores may decrease, resulting in lower revenue from operations, or we may relocate a store, which could subject us to construction and other costs and risks, and, in either case, could have a material adverse effect on our business, results of operations or financial condition.

Fixed rental payments account for a significant portion of our operating expenses, which increases our vulnerability to general adverse economic and industry conditions and could limit our operating and financial flexibility.

Payments under our operating leases account for a significant portion of our operating expenses. For example, total rental payments, including additional rental payments based on sales at some of our stores, under operating leases were approximately $47.3 million, or 9.1% of our total revenues, in fiscal 2010. In addition, as of May 1, 2011, we were a party to operating leases requiring future minimum lease payments aggregating approximately $96.2 million through the next two years and approximately $402.1 million thereafter. We expect that we will lease any new stores we open under operating leases. Our substantial operating lease obligations could have significant negative consequences, including:

•	increasing our vulnerability to general adverse economic and industry conditions;

•	limiting our ability to obtain additional financing;

•	requiring a substantial portion of our available cash to be applied to pay our rental obligations, thus reducing cash available for other purposes;

•	limiting our flexibility in planning for or reacting to changes in our business or the industry in which we compete; and

•	placing us at a disadvantage with respect to our competitors.

We depend on cash flow from operations to pay our lease obligations and to fulfill our other cash needs. If our business does not generate sufficient cash flow from operating activities and sufficient funds are not otherwise available to us from borrowings under bank loans or from other sources, we may not be able to service our operating lease obligations, grow our business, respond to competitive challenges or fund our other liquidity and capital needs, which would have a material adverse affect on us.

We may not be able to adequately protect our intellectual property.

Our intellectual property is essential to our success and competitive position. We use a combination of intellectual property rights, such as trademarks and trade secrets, to protect our brand and certain other proprietary processes and information material to our business. The success of our business strategy depends, in part, on our continued ability to use our intellectual property rights to increase brand awareness and further develop our branded products in both existing and new markets. If we fail to protect our intellectual property rights adequately, we may lose an important advantage in the markets in which we compete. If third parties misappropriate or infringe our intellectual property, the value of our image, brand and the goodwill associated therewith may be diminished, our brand may fail to achieve and maintain market recognition, and our competitive position may be harmed, any of which could have a material adverse effect on our business, including our revenues. Policing unauthorized use of our intellectual property is difficult, and we can not be certain that the steps we have taken will prevent the violation or misappropriation of such intellectual property rights by others. To protect our intellectual property, we may become involved in litigation, which could result in substantial expenses, divert the attention of management, and adversely affect our revenue, financial condition and results of operations.

We cannot be certain that our products and services do not and will not infringe on the intellectual property rights of others. Any such claims, regardless of merit, could be time-consuming and expensive to litigate or settle, divert the attention of management, cause significant delays, materially disrupt the conduct of our business and have a material adverse effect on our financial condition and results of operations. As a consequence of such claims, we could be required to pay a substantial damage award, take a royalty-bearing license, discontinue the use of third party products used within our operations and/or rebrand our business and products.

Failure to establish and maintain effective internal control over financial reporting could have a material adverse effect on our business and operating results.

Maintaining effective internal control over financial reporting is necessary for us to produce reliable financial reports and is important in helping to prevent financial fraud. If we are unable to maintain adequate internal controls, our business and operating results could be harmed. Any failure to remediate deficiencies noted by our management or our independent registered public accounting firm or to implement required new or improved controls or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations or result in material misstatements in our financial statements.

Disruptions in our information technology systems could have an adverse impact on our operations.

Our operations are dependent upon the integrity, security and consistent operation of various systems and data centers, including the point-of-sale, kiosk and amusement operations systems in our stores, data centers that process transactions, communication systems and various other software applications used throughout our operations. Disruptions in these systems could have an adverse impact on our operations. We could encounter difficulties in developing new systems or maintaining and upgrading existing systems. Such difficulty could lead to significant expenses or to losses due to disruption in our business operations. In 2007, there was an external breach of our credit card processing systems which led to fraudulent credit card activity and resulted in the payment of fines and reimbursements for the fraudulent credit card activity. As part of a settlement with the Federal Trade Commission, we have implemented a series of corrective measures in order to ensure that our computer systems are secure and that our guests’ personal information is protected. Despite our considerable efforts and investment in technology to secure our computer network, security could still be compromised, confidential information could be misappropriated or system disruptions could occur in the future. This could lead to a loss of sales or profits or cause us to incur significant costs to reimburse third parties for damages.

Our current insurance policies may not provide adequate levels of coverage against all claims and we may incur losses that are not covered by our insurance.

We believe we maintain insurance coverage that is customary for businesses of our size and type. However, there are types of losses we may incur that cannot be insured against or that we believe are not commercially reasonable to insure. For example, we maintain business interruption insurance, but there can be no assurance that the coverage for a severe or prolonged business interruption at one or more of our stores would be adequate. Given the limited number of stores we operate, such a loss could have a material adverse effect on our results of operations. In addition, we do not currently carry insurance for breaches of our computer network security. Moreover, we believe that insurance covering liability for violations of wage and hour laws is generally not available. These losses, if they occur, could have a material adverse effect on our business and results of operations.

Risks Relating to this Offering

Our stock price may fluctuate significantly, and you may not be able to resell your shares at or above the initial public offering price.

The trading price of our common stock may be volatile and subject to wide price fluctuations in response to various factors, including:

•	market conditions in the broader stock market;

•	actual or anticipated fluctuations in our quarterly financial condition and results of operations;

•	actual or anticipated strategic, technological or regulatory threats, whether or not warranted by actual events;

•	issuance of new or changed securities analysts’ reports or recommendations;

•	investor perceptions of our company or the media and entertainment industries;

•	sales, or anticipated sales, of large blocks of our stock;

•	additions or departures of key management personnel, creative or other talent;

•	regulatory or political developments;

•	litigation and governmental investigations; and

•	macroeconomic conditions.

Furthermore, the stock market has experienced extreme volatility that in some cases has been unrelated or disproportionate to the operating performance of particular companies. These and other factors may cause the market price and demand for our common stock to fluctuate substantially, which may limit or prevent investors from readily selling their shares of common stock and may otherwise negatively affect the liquidity of our common stock. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have sometimes instituted securities class action litigation against the company that issued the stock. If any of our stockholders were to bring a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business.

There is no existing market for our common stock, and we do not know if one will develop to provide you with adequate liquidity.

Prior to this offering, there has been no public market for shares of our common stock. We cannot predict the extent to which investor interest in our company will lead to the development of a trading market on the NYSE or NASDAQ, or how liquid that market may become. If an active trading market does not develop or is not sustained, you may have difficulty selling any of our common stock that you purchase at an attractive price or at all. The initial public offering price of shares of our common stock will be determined by negotiation between us and the underwriters and may not be indicative of prices that will prevail in the open market following the completion of this offering. The market price of shares of our common stock may decline below the initial public offering price, and you may not be able to resell your shares of our common stock at or above the initial offering price, or at all.

We do not anticipate paying dividends on our common stock in the foreseeable future.

We do not anticipate paying any dividends in the foreseeable future on our common stock. We intend to retain all future earnings for the operation and expansion of our business and the repayment of outstanding debt. Our senior credit facility, the existing senior notes and the existing discount notes contain, and any future indebtedness likely will contain, restrictive covenants that impose significant operating and financial restrictions on us, including restrictions on our ability to pay dividends and make other restricted payments. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future. While we may change this policy at some point in the future, we cannot assure you that we will make such a change. See “Dividend Policy.”

If securities or industry analysts do not publish research or reports about our business, if they adversely change their recommendations regarding our stock or if our results of operations do not meet their expectations, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that securities or industry analysts publish about us or our business. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. Moreover, if one or more of the analysts who cover us downgrade recommendations regarding our stock, or if our results of operations do not meet their expectations, our stock price could decline and such decline could be material.

You will experience immediate and substantial dilution as a result of this offering and may experience additional dilution in the future.

The initial public offering price is substantially higher than the book value per share of our outstanding common stock. As a result, you will incur immediate and substantial dilution of $             per share. We also have a large number of outstanding stock options to purchase common stock with exercise prices that are below the estimated initial public offering price of our common stock. To the extent that these options are exercised, you will experience further dilution. For additional information, see the section of this prospectus entitled “Dilution.”

You may be diluted by the future issuance of additional common stock in connection with our incentive plans, acquisitions or otherwise.

After this offering, we will have              shares of common stock authorized but unissued. Our certificate of incorporation authorizes us to issue these shares of common stock and options, rights, warrants and appreciation rights relating to common stock for the consideration and on the terms and conditions established by our Board of Directors in its sole discretion, whether in connection with acquisitions or otherwise. We have reserved              shares for issuance under our Stock Incentive Plan. See “Executive Compensation—Annual Incentive Plan.” Any common stock that we issue, including under our Stock Incentive Plan or other equity incentive plans that we may adopt in the future, would dilute the percentage ownership held by the investors who purchase common stock in this offering.

Sales of substantial amounts of our common stock in the public markets, or the perception that such sales might occur, could reduce the price of our common stock and may dilute your voting power and your ownership interest in us.

If our existing stockholders sell substantial amounts of our common stock in the public market following this offering, the market price of our common stock could decrease significantly. The perception in the public market that our existing stockholders might sell shares of common stock could also depress our market price. Upon the completion of this offering, we will have              shares of common stock outstanding. We, our directors and our executive officers, the selling stockholders and our significant stockholders will be subject to the lock-up agreements described in “Underwriting” and are subject to the Rule 144 holding period requirements described in “Shares Eligible for Future Sale.” Following the expiration of the lock-up period,              will have the right, subject to certain conditions, to require us to register the sale of its shares of our common stock under the Securities Act. After the lock-up period has expired and the holding periods have elapsed and the lock-up periods set forth in our stockholders’ agreement to be entered into in connection with this offering have expired,              additional shares will be eligible for sale in the public market. The market price of shares of our common stock may drop significantly when the restrictions on resale by our existing stockholders lapse or when we are required to register the sale of our stockholders’ remaining shares of our common stock. A decline in the price of shares of our common stock might impede our ability to raise capital through the issuance of additional shares of our common stock or other equity securities.

Our costs could increase significantly as a result of operating as a public company, and our management will be required to devote substantial time to complying with public company regulations.

As a company with publicly-traded stock, we could incur significant legal, accounting and other expenses not presently incurred. In addition, the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”), as well as rules promulgated by the U.S. Securities and Exchange Commission (the “SEC”), the NYSE and NASDAQ, require us to adopt corporate governance practices applicable to U.S. public companies. These rules and regulations may increase our legal and financial compliance costs.

Sarbanes-Oxley, as well as rules and regulations subsequently implemented by the SEC, the NYSE and NASDAQ, have imposed increased disclosure and enhanced corporate governance practices for public companies. We are committed to maintaining high standards of corporate governance and public disclosure, and our efforts to comply with evolving laws, regulations and standards are likely to result in increased expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. We may not be successful in implementing these requirements and implementing them could adversely affect our business, results of operations and financial condition. In addition, if we fail to implement the requirements with respect to our internal accounting and audit functions, our ability to report our financial results on a timely and accurate basis could be impaired.

Failure to maintain effective internal control over financial reporting in accordance with Section 404 of Sarbanes-Oxley could have a material adverse effect on our business and stock price.

As a filer with the SEC, we are currently required to document and test our internal control procedures to satisfy certain of the requirements of Section 404 of Sarbanes-Oxley. We currently provide an annual management assessment of the effectiveness of our internal control over financial reporting. In future years, after the registration of our common stock, a report by our independent registered public accounting firm that addresses the effectiveness of internal control over financial reporting will also be required. Our annual report for the fiscal year ended January 30, 2011 included management’s report of internal control over financial reporting. Any delays or difficulty in satisfying the requirements of Sarbanes-Oxley could, among other things, cause investors to lose confidence in, or otherwise be unable to rely on, the accuracy of our reported financial information, which could adversely affect the trading price of our common stock.

Provisions in our certificate of incorporation and bylaws and Delaware law may discourage, delay or prevent a change of control of our company or changes in our management and, therefore, may depress the trading price of our stock.

Our certificate of incorporation and bylaws include certain provisions that could have the effect of discouraging, delaying or preventing a change of control of our company or changes in our management, including, among other things:

•	restrictions on the ability of our stockholders to fill a vacancy on the board of directors;

•

our ability to issue preferred stock with terms that the Board of Directors may determine, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;

•	the absence of cumulative voting in the election of directors, which may limit the ability of minority stockholders to elect directors; and

•

advance notice requirements for stockholder proposals and nominations, which may discourage or deter a potential acquirer from soliciting proxies to elect a particular slate of directors or otherwise attempting to obtain control of us.

These provisions in our certificate of incorporation and bylaws may discourage, delay or prevent a transaction involving a change in control of our company that is in the best interest of our minority stockholders. Even in the absence of a takeover attempt, the existence of these provisions may adversely affect the prevailing market price of our common stock if they are viewed as discouraging future takeover attempts.

Section 203 of the Delaware General Corporation Law may affect the ability of an “interested stockholder” to engage in certain business combinations, including mergers, consolidations or acquisitions of additional shares, for a period of three years following the time that the stockholder becomes an “interested stockholder.” An “interested stockholder” is defined to include persons owning directly or indirectly 15% or more of the outstanding voting stock of a corporation. However, our certificate of incorporation provides that we will not be governed by Section 203 of the Delaware General Corporation Law until the Oak Hill Funds reduce their ownership interest in us to less than 15% of our outstanding common stock.

Risks Relating to Our Capital Structure

Our indebtedness could adversely affect our ability to raise additional capital to fund operations, limit our ability to react to changes in the economy or our industry and prevent us from meeting our financial obligations.

As of May 1, 2011, as adjusted to give effect to this offering and the application of the proceeds thereof, we had $             million ($             million net of discount) of borrowings under our term loan facility, no borrowings under our revolving credit facility, $5.7 million in letters of credit outstanding, $             million aggregate principal amount of the existing senior notes outstanding and $             million aggregate principal amount of the existing discount notes outstanding. If we cannot generate sufficient cash flow from operations to service our debt, we may need to further refinance our debt, dispose of assets or issue equity to obtain necessary funds. We do not know whether we will be able to do any of this on a timely basis or on terms satisfactory to us or at all.

Our substantial indebtedness could have important consequences, including:

•	our ability to obtain additional debt or equity financing for working capital, capital expenditures, debt service requirements, acquisitions and general corporate or other purposes may be limited;

•

a portion of our cash flows from operations will be dedicated to the payment of principal and interest on the indebtedness and will not be available for other purposes, including operations, capital expenditures and future business opportunities;

•	certain of our borrowings are at variable rates of interest, exposing us to the risk of increased interest rates;

•	our ability to adjust to changing market conditions may be limited and may place us at a competitive disadvantage compared to less-leveraged competitors; and

•	we may be vulnerable in a downturn in general economic conditions or in business, or may be unable to carry on capital spending that is important to our growth.

The terms of our senior credit facility, the existing senior notes and the existing discount notes restrict our current and future operations, which could adversely affect our ability to respond to changes in our business and to manage our operations.

Our senior credit facility, the existing senior notes and the existing discount notes contain, and any future indebtedness will likely contain, a number of restrictive covenants that impose significant operating and financial restrictions on us, including restrictions on our ability to, among other things:

•	incur additional debt;

•	pay dividends and make other restricted payments;

•	create liens;

•	make investments and acquisitions;

•	engage in sales of assets and subsidiary stock;

•	enter into sale-leaseback transactions;

•	enter into transactions with affiliates;

•	transfer all or substantially all of our assets or enter into merger or consolidation transactions;

•	hedge currency and interest rate risk; and

•	make capital expenditures.

Our senior credit facility requires us to maintain certain financial ratios in the event we draw on our revolving credit facility or issue letters of credit in excess of $12.0 million. Failure by us to comply with the covenants contained in the instruments governing our indebtedness could result in an event of default under the facility which could adversely affect our ability to respond to changes in our business and manage our operations. In the event of any default under our credit facility, the lenders will not be required to lend any additional amounts to us. Our lenders also could elect to declare all amounts outstanding to be due and payable and require us to apply all of our available cash to repay these amounts. If our indebtedness were to be accelerated, our assets may not be sufficient to repay this indebtedness in full.

After this offering, our principal stockholder will continue to have substantial control over us.

After the consummation of this offering, the Oak Hill Funds will collectively beneficially own approximately     % of our outstanding common stock, and approximately     % of our outstanding common stock if the underwriters’ option to purchase additional shares is exercised in full. See “Principal Stockholders.” As a consequence, the Oak Hill Funds or their affiliates will be able to control matters requiring stockholder approval, including the election of directors, a merger, consolidation or sale of all or substantially all of our assets, and any other significant transaction. The interests of this stockholder may not always coincide with our interests or the interests of our other stockholders. For instance, this concentration of ownership may have the effect of delaying or preventing a change in control of us otherwise favored by our other stockholders and could depress our stock price.

As a result of affiliates of the Oak Hill Funds continuing to control a majority of our outstanding common stock after the consummation of this offering, we are a “controlled company” within the meaning of the NYSE and NASDAQ corporate governance standards. Under these rules, a “controlled company” may elect not to comply with certain NYSE or NASDAQ corporate governance standards, including:

•	the requirement that a majority of the Board of Directors consist of independent directors;

•

the requirement that we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the requirement for an annual performance evaluation of the nominating and corporate governance committee and compensation committee.

Following this offering, we intend to utilize these exemptions. As a result, we will not have a majority of independent directors, our nominating and corporate governance committee and compensation committee will not consist entirely of independent directors and such committees will not be subject to annual performance evaluations. Accordingly, our stockholders will not have the same protections afforded to shareholders of companies that are subject to all of the NYSE or NASDAQ corporate governance requirements.

Conflicts of interest may arise because some of our directors are principals of our principal stockholder.

Upon the completion of this offering, representatives of the Oak Hill Funds and their affiliates will occupy a majority of the seats on our Board of Directors. The Oak Hill Funds or their affiliates could invest in entities that directly or indirectly compete with us or companies in which the Oak Hill funds or their affiliates are currently invested may already compete with us. As a result of these relationships, when conflicts arise between the interests of the Oak Hill Funds or their affiliates and the interests of our stockholders, these directors may not be disinterested. The representatives of the Oak Hill Funds on our Board of Directors, by the terms of our amended and restated certificate of incorporation, are not required to offer us any transaction opportunity of which they become aware and could take any such opportunity for themselves or offer it to other companies in which they have an investment, unless such opportunity is expressly offered to them solely in their capacity as our directors.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes statements that are, or may deemed to be, forward-looking statements. These forward-looking statements can be identified by the use of forward looking terminology, including the terms “believes,” “estimates,” “anticipates,” “expects,” “intends,” “may,” “will” or “should” or, in each case, their negative or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this prospectus and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, operating leverage strategies and the industry in which we operate.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and that actual results of operations, financial condition and liquidity, and the development of the industry in which we operate may differ materially from those made in or suggested by the forward-looking statements contained in this prospectus. In addition, even if results of operations, financial condition and liquidity, and the development of the industry in which we operate are consistent with the forward-looking statements contained in this prospectus, those results or developments may not be indicative of results or developments in subsequent periods. As a result we caution you against relying on any forward-looking statement.

The following listing represents some, but not necessarily all, of the factors that may cause actual results to differ from those anticipated or predicted:

•	the impact of the global economic crisis on our business and financial results;

•	our ability to open new stores and operate them profitably;

•	our ability to achieve our targeted cash-on-cash return, first year store revenues, net development costs or Store-level EBITDA margin for new store openings;

•	changes in consumer preferences, general economic conditions or consumer discretionary spending;

•	the effect of competition in our industry;

•	potential fluctuations in our quarterly operating results due to seasonality and other factors;

•	the impact of potential fluctuations in the availability and cost of food and other supplies;

•	the impact of instances of food-borne illness and outbreaks of disease;

•	the impact of federal, state or local government regulations relating to our personnel or the sale of food or alcoholic beverages;

•	legislative or regulatory changes;

•	the continued service of key management personnel;

•	our ability to attract, motivate and retain qualified personnel;

•	the impact of litigation;

•	changes in accounting principles, policies or guidelines;

•	changes in general economic conditions or conditions in securities markets or the banking industry;

•	a materially adverse change in our financial condition;

•	adverse local conditions, events, terrorist attacks, weather and natural disasters; and

•	other economic, competitive, governmental, regulatory, geopolitical and technological factors affecting operations, pricing and services.

You should also read carefully the factors described in the “Risk Factors” section of this prospectus to better understand the risks and uncertainties inherent in our business and underlying any forward-looking statements.

Any forward-looking statements that we make in this prospectus speak only as of the date of such statements, and we undertake no obligation to update such statements. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless expressed as such, and should only be viewed as historical data.

USE OF PROCEEDS

We estimate that the net proceeds to us from our sale of             shares of our common stock in this offering will be $             million, after deducting underwriting discounts and commissions and estimated expenses payable by us in connection with this offering. This assumes a public offering price of $             per share, which is the midpoint of the price range set forth on the cover of this prospectus. We intend to use approximately $             million of the proceeds to pay down a portion of our existing indebtedness, which may include the existing senior notes, the existing discount notes and the term loan portion of our senior secured credit facility, and approximately $             million of the proceeds to pay fees and expenses associated with the offering. We will not receive any proceeds from the sale of up to              shares of our common stock by the selling stockholders, if the underwriters exercise their option to purchase additional shares from the selling stockholders.

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share (the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) the net proceeds to us from this offering by $             million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated expenses payable by us.

DIVIDEND POLICY

We have not historically declared or paid any cash dividends on our common stock. After this offering, we intend to retain all available funds and any future earnings to reduce debt and fund the development and growth of our business, and we do not anticipate paying any dividends on our common stock. However, in the future, subject to the factors described below and our future liquidity and capitalization, we may change this policy and choose to pay dividends. Our ability to pay dividends on our common stock is currently restricted directly or indirectly by the terms of our senior secured credit facilities, the indentures governing the existing discount notes and the existing senior notes and our other indebtedness and may be further restricted by any future indebtedness we incur. Our business is conducted through our principal operating subsidiary, Dave & Buster’s, Inc. Dividends from, and cash generated by, Dave & Buster’s Inc. will be our principal sources of cash to repay indebtedness, fund operations and pay dividends. Accordingly, our ability to pay dividends to our stockholders is dependent on the earnings and distributions of funds from Dave & Buster’s, Inc.

Any future determination to pay dividends will be at the discretion of our Board of Directors and will take into account:

•	restrictions in our senior secured credit facilities and the indentures governing the existing discount notes and the existing senior notes;

•	general economic and business conditions;

•	our financial condition and results of operations;

•	our capital requirements;

•	the ability of Dave & Busters, Inc. to pay dividends and make distributions to us; and

•	such other factors as our Board of Directors may deem relevant.

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

CAPITALIZATION

The following table sets forth our consolidated capitalization as of May 1, 2011:

•	on an actual basis reflecting the capitalization of Dave & Buster’s; and

•

and on an as adjusted basis to give effect to (1) this offering and the use of proceeds therefrom as if it had occurred on May 1, 2011; (2) a              for 1 stock split of our common stock prior to the consummation of this offering; and (3) our amended and restated certificate of incorporation, which will be in effect prior to the consummation of this offering; and assumes (1) no exercise of the underwriters’ option to purchase up to              additional shares from the selling stockholders; and (2) an initial public offering price of $         per share, the midpoint of the price range set forth on the cover of this prospectus.

This table should be read in conjunction with “Use of Proceeds,” “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the notes thereto included in this prospectus.

	As of May 1, 2011
(Dollars in thousands)	Actual	As Adjusted
Cash and cash equivalents	$47,578	$

Debt(1):
Senior secured credit facility:
Revolving credit facility(2)	—
Term loan, net of unamortized discount	147,230
Existing senior notes	200,000
Existing discount notes, net of unamortized discount	102,298

Total debt	449,528

Stockholders’ equity:
Common stock, $0.01 par value, 500,000 shares authorized and 148,685 shares issued on an actual basis; shares authorized and shares issued on an as adjusted basis	1
Preferred stock, none authorized and issued on an actual basis; shares authorized and none issued on an as adjusted basis	—
Paid-in capital	149,838
Treasury stock, 1,500 shares	(1,500)
Accumulated comprehensive income	440
Retained earnings	21

Total stockholders’ equity	148,800

Total capitalization	$598,328	$

(1)	This presentation shows amounts that are net of original issue discount.
(2)	As of May 1, 2011, there were no outstanding borrowings under the revolving credit facility. $44,292 was available for borrowing after taking into account $5,708 of outstanding letters of credit.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share and the as adjusted net tangible book value per share of our common stock upon the completion of this offering.

As of May 1, 2011, our book value was $148.8 million or $1.01 per share and our net tangible book value was approximately $(211.7) million, or $(1.44) per share. Our net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the total number of shares of common stock outstanding as of May 1, 2011. Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of common stock in this offering and the as adjusted net tangible book value per share of common stock immediately after the completion of this offering.

After giving effect to (1) the sale of our common stock at an assumed initial public offering price of $            per share (the midpoint of the price range set forth on the cover of this prospectus), after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and (2) the application of the net proceeds from this offering as described in “Use of Proceeds,” our as adjusted net tangible book value as of May 1, 2011 would have been approximately $             million, or $             per share.

This represents an immediate increase in net tangible book value of $             per share to our existing stockholders and an immediate dilution in net tangible book value of $             per share to new investors purchasing shares of our common stock in this offering at the initial public offering price.

The following table illustrates the dilution to new investors on a per share basis:

Assumed initial public offering price per share...	$
Net tangible book value per share as of May 1, 2011		(1.44)
Increase in net tangible book value per share attributable to the sale of shares in this offering
Increase in net tangible book value per share attributable to the issuance of restricted stock
As adjusted net tangible book value per share after this offering

Dilution per share to new investors	$

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share (the midpoint of the price range set forth on the cover of this prospectus) would increase (decrease) our as adjusted net tangible book value after this offering by $             million and increase (decrease) the dilution to new investors by $             per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, as of May 1, 2011, the total number of shares of our common stock we issued and sold, the total consideration we received and the average price per share paid to us by our existing stockholders and to be paid by new investors purchasing shares of our common stock in this offering. The table is based on the initial public offering price of $             per share, before underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares purchased			Total consideration (in thousands)			Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders	147,185		%	$147,185		%	$1,000
New investors
Total		100%			100%

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share (the midpoint of the price range set forth on the cover of this prospectus) would increase (decrease) the total consideration paid by new investors by $             million and the total consideration paid by all stockholders by $             million.

The number of shares held by the existing stockholders will be reduced to the extent the underwriters exercise their option to purchase additional shares. If the underwriters fully exercise their option, the existing stockholders will own a total of              shares, or approximately     % of our total outstanding shares.

In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, or option grants are made to employees, the issuance of such securities could result in further dilution to our stockholders.

UNAUDITED PRO FORMA FINANCIAL INFORMATION

The following unaudited pro forma consolidated financial information has been derived by the application of pro forma adjustments to our historical consolidated financial statements included elsewhere in this prospectus.

The unaudited pro forma statement of operations for the fiscal year ended January 30, 2011 gives effect to the Acquisition and related transactions as if such transactions took place on February 1, 2010.

The pro forma adjustments are based upon available information, preliminary estimates and certain assumptions that we believe are reasonable based on information currently available, and are described in the accompanying notes. The pro forma consolidated financial statements are for informational purposes only and should not be considered indicative of actual results that would have been achieved had the transactions set forth above been consummated on the dates indicated and do not purport to indicate results of operations for any future period. The unaudited pro forma condensed consolidated financial information does not give effect to the increased selling, general and administrative expenses associated with being a public company with listed equity securities that we expect to incur in future periods.

The unaudited pro forma consolidated financial information should be read in conjunction with “Prospectus Summary—Summary Historical Financial and Other Data,” “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus. All dollar amounts are presented in thousands except per share amounts.

Unaudited Pro Forma Consolidated Statement of Operations

for the Year Ended January 31, 2011

	244 Day Period from June 1, 2010 to January 30, 2011	120 Day Period from February 1, 2010 to May 31, 2010		January 30, 2011				Pro Forma Adjustments(a)	Pro Forma
	(Successor)	(Predecessor)		(Combined)
Food and beverage revenues	$177,044	$90,470		$267,514				$—	$267,514
Amusement and other revenues	166,489	87,536		254,025				—	254,025

Total revenues	$343,533	$178,006		$521,539				$—	$521,539

Cost of products:
Cost of food & beverage	$41,890	$21,817		$63,707				$—	$63,707
Cost of amusement & other	26,832	13,442		40,274				—	40,274

Total cost of products	68,722	35,259		103,981					103,981

Operating payroll and benefits	85,271	43,969		129,240				—	129,240
Other store operating expenses	111,456	59,802		171,258		(b	)	671	171,929
General & administrative expenses	25,670	17,064		42,734		(c	)	(9,947)	32,787
Depreciation & amortization expense	33,794	16,224		50,018		(d	)	1,025	51,043
Pre-opening costs	842	1,447		2,289				—	2,289

Total operating costs	325,755	173,765		499,520				(8,251)	491,269

Operating income	17,778	4,241		22,019				8,251	30,270
Interest expense, net	25,486	6,976		32,462		(e	)	740	33,202

Income (loss) before provision (benefit) for income taxes	(7,708)	(2,735)		(10,443)				7,511	(2,932)
Provision (benefit) for income taxes	(2,551)	(597)		(3,148)		(f	)	2,264	(884)

Net income (loss)	$(5,157)	$(2,138)		$(7,295)				$5,247	$(2,048)

Net income (loss) per share of common stock:
Basic	$(21.07)		*		*
Diluted	$(21.07)		*		*
Weighted average number of shares outstanding:
Basic	244,748		*		*
Diluted	244,748		*		*

*	Not meaningful

Notes to Unaudited Pro Forma Consolidated Statements of Operations

(a)	The Acquisition resulted in a change in ownership of 100% of Dave & Buster’s, Inc.’s outstanding common stock. In accordance with accounting guidance for business combinations, the purchase price paid in the Acquisition has been allocated to record the acquired assets and liabilities assumed based on their fair value as of June 1, 2010. The pro forma adjustments to our historical financial statements are based on the allocation of the purchase price.

As a direct result of the Acquisition, Dave & Buster’s incurred certain material, nonrecurring charges that are reflected in our operating results during the fiscal year ended January 30, 2011. These charges include:

Fiscal Year Ended January 30, 2011
Professional fees and charges required to complete Acquisition	$8,918
Acceleration of charges related to Predecessor stock option plan	1,378
Bank fees associated with interim financing of Acquisition	3,000

Pro forma transaction expense adjustment	$13,296

(b)	Represents the pro forma incremental rent expense resulting from re-establishing the basis for recording straight-line rent expense as required by the application of accounting guidance for business combinations. Also reflects the incremental increase in the amortization of net liabilities associated with the estimated fair value of existing leases as determined by valuation studies and the pro forma incremental impact of changes in asset fair values on losses related to asset disposals.

(c)	Represents the elimination of the non-recurring Acquisition charges including professional fees and the acceleration of share-based compensation charges associated with the termination of the Predecessor stock option plan referred to in note (a) above. Additionally, adjustment reflects the pro forma incremental expense resulting from the amortization of prepaid insurance acquired as a result of the Acquisition.

(d)	Represents the pro forma incremental change in depreciation and amortization expense resulting from the application of asset valuation studies performed in conjunction with the Acquisition. Dave & Buster’s historic results of operations for the fiscal year ended January 30, 2011 reflect depreciation and amortization expense based on asset valuation studies for the 244 day period from June 1, 2010 to January 30, 2011. The pro forma depreciation and amortization expense adjustment consists of the following:

Fiscal year ended January 30, 2011
Increase in depreciation of fixed assets	$1,021
Increase in amortization of intangible assets	4

Total pro forma adjustments to depreciation and amortization expense	$1,025

(e)

Represents the pro forma incremental interest expense resulting from the new debt issued in conjunction with the Acquisition. Also reflects the elimination of $3,000 in non-recurring bank fees (see note (a)) associated with interim financing of the Acquisition which were recorded as a component of interest expense in the fiscal year ended January 31, 2011. The pro forma adjustment also includes the amortization of debt issuance costs associated with the transaction debt. Dave & Buster’s historic results of operations for the fiscal year ended January 30, 2011 reflect interest expense and debt cost amortization related to the Acquisition debt for 244 day period from June 1, 2010 to January 30, 2011. The interest expense pro forma adjustment consists of the following:

Fiscal year ended January 30, 2011
Pro forma interest expense on transaction debt	$31,431
Bank fees associated with interim financing of Acquisition	(3,000)
Adjust for historic interest expense	(28,490)
Amortization of transaction debt issuance costs	1,924
Adjust for historic amortization of debt issuance	(1,925)
Pro forma impact of canceling interest rate swap agreement	800

Total pro forma adjustments to interest expense	$740

(f)	The provision for income taxes related to the pro forma adjustments for the fiscal year January 30, 2011 have been estimated based on Dave & Buster’s historic effective tax rate for the period.

SELECTED CONSOLIDATED FINANCIAL DATA

Accounting principles generally accepted in the United States require operating results for D&B Holdings prior to the Acquisition completed June 1, 2010 to be presented as the results of the Predecessor in the historical financial statements. Operating results of Dave & Buster’s Entertainment, Inc. subsequent to the Acquisition are presented as the results of the Successor and include all periods including and subsequent to June 1, 2010.

Dave & Buster’s Entertainment, Inc. has no material assets or operations other than 100% ownership of the outstanding common stock of D&B Holdings. D&B Holdings has no other material assets or operations other than 100% ownership of the outstanding common stock of Dave & Buster’s, Inc.

The statement of operations and cash flows data for the 244 day period from June 1, 2010 to January 30, 2011 (Successor) and the balance sheet data as of January 30, 2011 (Successor) were derived from our audited consolidated financial statements included elsewhere in this prospectus. The statement of operations and cash flows data for each of the 120 day period from February 1, 2010 to May 31, 2010 (Predecessor) and the fiscal years ended January 31, 2010 and February 1, 2009 were derived from the Predecessor’s audited consolidated financial statements included elsewhere in this prospectus. The statement of operations and cash flows data for each of the fiscal years ended February 3, 2008, the 334 day period from March 8, 2006 to February 4, 2007 and the 37 day period from January 30, 2006 to March 7, 2006 were derived from the Predecessor’s audited consolidated financial statements, which are not included in this prospectus. The balance sheet data as of January 31, 2010 was derived from the Predecessor’s audited consolidated financial statements included elsewhere in this prospectus. The balance sheet data as of February 1, 2009, February 3, 2008 and February 4, 2007 were derived from the Predecessor’s audited consolidated financial statements, which are not included in this prospectus. The statement of operations and cash flows data for each of the 13 weeks ended May 1, 2011 (Successor) and the 13 weeks ended May 2, 2010 (Predecessor), and the balance sheet data as of May 1, 2011 (Successor) were derived from the unaudited consolidated financial statements included elsewhere in this prospectus. The balance sheet data as of May 2, 2010 (Predecessor) was derived form the unaudited consolidated financial statements, which are not included in this prospectus. In the opinion of management, the unaudited consolidated financial statements include all normal recurring adjustments necessary to present fairly the data for such periods and as of such dates.

This table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our historical consolidated financial statements and the historical consolidated financial statements of the Predecessor and the notes related thereto, included elsewhere in this prospectus. All dollar amounts are presented in thousands except per share amounts.

	13 Weeks Ended				Fiscal Year Ended
	May 1, 2011	May 2, 2010	244 Day Period from June 1, 2010 to January 30, 2011	120 Day Period from February 1, 2010 to May 31, 2010	January 30, 2011(1)	January 31, 2010	February 1, 2009	February 3, 2008	334 Day Period from March 8, 2006 to February 4, 2007	37 Day Period from January 30, 2006 to March 7, 2006
	(Successor)	(Predecessor)	(Successor)	(Predecessor)	(Combined)	(Predecessor)	(Predecessor)	(Predecessor)	(Predecessor)	(Predecessor)
Statement of operations data:
Revenues:
Food and beverage revenues	$74,262	$71,357	$177,044	$90,470	$267,514	$269,973	$284,779	$293,097	$256,616	$27,562
Amusement and other revenues	74,341	70,218	166,489	87,536	254,025	250,810	248,579	243,175	203,176	22,847

Total revenues	$148,603	141,575	343,533	178,006	521,539	520,783	533,358	536,272	459,792	50,409

Operating costs:
Cost of products:
Cost of food and beverage	17,952	17,277	41,890	21,817	63,707	65,349	70,520	72,493	64,549	7,111
Cost of amusement and other	10,347	10,586	26,832	13,442	40,274	38,788	34,218	34,252	28,999	3,268

Total cost of products	28,299	27,863	68,722	35,259	103,981	104,137	104,738	106,745	93,548	10,379
Operating payroll and benefits	34,266	33,468	85,271	43,969	129,240	132,114	139,508	144,920	130,123	14,113
Other store operating expenses	45,105	45,605	111,456	59,802	171,258	174,685	174,179	171,627	147,295	15,323
General & administrative expenses(2)	8,811	8,618	25,670	17,064	42,734	30,437	34,546	38,999	35,055	3,829
Depreciation & amortization expense	13,070	12,500	33,794	16,224	50,018	53,658	49,652	51,898	43,892	4,328
Pre-opening costs	740	1,189	842	1,447	2,289	3,881	2,988	1,002	3,470	880

Total operating costs	130,291	129,243	325,755	173,765	499,520	498,912	505,611	515,191	453,383	48,852

Operating income	18,312	12,332	17,778	4,241	22,019	21,871	27,747	21,081	6,409	1,557
Interest expense, net	10,657	5,348	25,486	6,976	32,462	22,122	26,177	31,183	27,064	649

Income (loss) before provision (benefit) for income taxes	7,655	6,984	(7,708)	(2,735)	(10,443)	(251)	1,570	(10,102)	(20,655)	908
Provision (benefit) for income taxes	2,477	3,073	(2,551)	(597)	(3,148)	99	(45)	(1,261)	(8,592)	422

Net income (loss)	$5,178	$3,911	(5,157)	$(2,138)	$(7,295)	$(350)	$1,615	$(8,841)	$(12,063)	$486

Net income (loss) per share of common stock:
Basic	$30.17	*	$(21.07)	*	*	*	*	*	*	*
Diluted	$29.93	*	$(21.07)	*	*	*	*	*	*	*

Weighted average number of shares outstanding:
Basic	171,630	*	244,748	*	*	*	*	*	*	*
Diluted	173,002	*	244,748	*	*	*	*	*	*	*

Statement of cash flow data:
Cash provided by (used in):
Operating activities	$21,378	$9,445	$25,240	$11,295	$36,535	$59,054	$52,197	$50,573	$43,678	$10,741
Investing activities	(7,532)	(6,985)	(102,744)	(12,975)	(115,719)	(48,406)	(49,084)	(30,899)	(341,104)	(10,600)
Financing activities	(675)	(125)	97,034	(125)	96,909	(2,500)	(13,625)	(11,000)	299,986	89

Balance sheet data (as of end of period):
Cash and cash equivalents	$47,578	$19,017	$34,407			$16,682	$8,534	$19,046	$10,372
Working capital (deficit)(3)	13,733	(22,737)	(5,186)			(33,922)	(40,118)	(34,984)	(35,594)
Property & equipment, net	300,051	285,732	304,819			294,151	296,805	296,974	316,840
Total assets	779,692	482,571	764,542			483,640	480,936	496,203	506,813
Total debt, gross	529,290	227,125	349,250			227,250	229,750	243,375	254,375
Stockholders’ equity	148,800	97,004	239,830			92,646	92,023	90,756	96,705

*	Not meaningful.
(1)	Affiliates of the Oak Hill Funds acquired all of the outstanding capital stock of Dave & Buster’s Holdings, Inc. as part of the Acquisition. Accounting principles generally accepted in the United States require operating results for the Company prior to the June 1, 2010 acquisition to be presented as Predecessor’s results in the historical financial statements. Operating results for the Company subsequent to the June 1, 2010 acquisition are presented or referred to as Successor’s results in our historical financial statements. References to the 52 week period ended January 30, 2011, included in this prospectus relate to the combined 244 day period ended January 30, 2011 of the Successor and the 120 day period ended May 31, 2010 of the Predecessor. The results for the Successor period include the impacts of purchase accounting. However, we believe that the discussion of our combined operational results is appropriate as we highlight operational changes as well as purchase accounting related items.
(2)	General and administrative expenses during the fiscal year ended January 30, 2011 includes $4,638 and $4,280 of transaction costs in the Successor and Predecessor periods, respectively.
(3)	Defined as total current assets minus total current liabilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read together with the audited consolidated financial statements, and related notes included herein. Unless otherwise specified, the meanings of all defined terms in Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) are consistent with the meanings of such terms as defined in the Notes to Consolidated Financial Statements. This discussion includes forward-looking statements and assumptions. Please see “Cautionary Statement Regarding Forward-Looking Statements” for a discussion of the risks, uncertainties and assumptions relating to our forward-looking statements. We define high-volume dining and entertainment venues as those with average store revenues in excess of $5,000 and define year one cash-on-cash return as year one Store-level EBITDA exclusive of national marketing costs divided by net development costs. All dollar amounts are presented in thousands.

General

We are a leading owner and operator of high-volume venues that combine dining and entertainment in North America for both adults and families. Founded in 1982, we are the only national concept to offer its guest base the opportunity to “Eat Drink Play” all in one location, through a full menu of high-quality food and beverage items combined with an extensive assortment of entertainment attractions, including skill and sports-oriented redemption games, state-of-the-art video games, interactive simulators and other traditional games. While our guests are primarily a balanced mix of men and women aged 21 to 39, we are also an attractive venue for families with children and teenagers. For the twelve months ended May 1, 2011, we generated total revenues, Adjusted EBITDA and operating income of $528,567, $92,950 and $27,999, respectively.

We have an attractive store economic model which helps drive our high average store revenues and Store-level EBITDA. For comparable stores in fiscal 2010, average revenues were $9,839, average Store-level EBITDA was $2,141 and average Store-level EBITDA margin was 22%. Furthermore, for that same period, each of our Dave & Buster’s comparable stores had positive Store-level EBITDA, with over 85% of our stores generating more than $1,000 of individual Store-level EBITDA. As part of our business model, approximately 49% of our total revenues for fiscal 2010 were from entertainment, which contributed a gross margin of 84% for the period.

In the highly competitive restaurant and entertainment industries, we believe Dave & Buster’s differentiates itself by offering guests a combination of entertainment and dining in a fun, high energy atmosphere. Unlike the strategy of many restaurants of shortening visit times by focusing on turning tables faster, we aim to increase the length of stay in our locations to drive incremental revenues and improve the guest’s experience. As of July 1, 2011, we owned and operated 56 stores in 24 states and Canada. In addition, there is one franchised store operating in Canada. We have a flexible store format model, which allows us to size each store appropriately for each market in which we compete. Our stores average 48,000 square feet, range in size between 16,000 and 66,000 square feet and are open seven days a week, with hours of operation ranging from 11:30 a.m. to 2:00 a.m.

Corporate History

Overview

In 1982, David “Dave” Corriveau and James “Buster” Corley founded Dave & Buster’s under the belief that there was consumer demand for a combined experience of entertainment, food and drinks. We opened our first store in Dallas, Texas in 1982 and since then we have expanded our portfolio nationally to 56 stores across 24 states and Canada.

From 1997 to early 2006, we operated as a public company under the leadership of Dave and Buster. In March 2006, Dave & Buster’s, Inc. was acquired by Dave & Buster’s Holdings, Inc. (“D&B Holdings”), a holding company controlled by affiliates of Wellspring Capital Partners III, L.P. (“Wellspring”) and HBK Main Street Investors L.P. (“HBK”). In connection with the acquisition of Dave & Buster’s by Wellspring and HBK, Dave & Buster’s common stock was delisted from the New York Stock Exchange. In addition, in 2006 we hired our current management team led by our Chief Executive Officer, Stephen King.

On June 1, 2010, Dave & Buster’s Entertainment, Inc. (formerly known as Dave & Buster’s Parent, Inc. and originally named Games Acquisition Corp.), a newly-formed Delaware corporation owned by Oak Hill Capital Partners III, L.P. and Oak Hill Capital Management Partners III, L.P. (collectively, the “Oak Hill Funds” and together with their manager, Oak Hill Capital Management, LLC, and its related funds, “Oak Hill Capital Partners”) acquired all of the outstanding common stock (the “Acquisition”) of D&B Holdings from Wellspring and HBK. In connection therewith, Games Merger Corp., a newly-formed Missouri corporation and an indirect wholly-owned subsidiary of Dave & Buster’s Entertainment, Inc., merged (the “Merger”) with and into D&B Holdings’ wholly- owned, direct subsidiary, Dave & Buster’s, Inc. (with Dave & Buster’s, Inc. being the surviving corporation in the Merger). As a result of the Acquisition and certain post-acquisition activity, the Oak Hill Funds indirectly control approximately 95.7% of our outstanding common stock and have the right to appoint certain members of our Board of Directors, and certain members of our Board of Directors and management control approximately 4.3% of our outstanding common stock. Upon completion of this offering, the Oak Hill Funds will beneficially own approximately     % of our outstanding common stock, or     % if the underwriters exercise their option to purchase additional shares in full, and certain members of our Board of Directors and our management will beneficially own approximately     % of our common stock or     % if the underwriters exercise their option to purchase additional shares in full.

Dave & Buster’s Entertainment, Inc. has no other material assets or operations other than 100% ownership of the outstanding common stock of D&B Holdings. D&B Holdings has no other material assets or operations other than 100% ownership of the outstanding common stock of Dave & Buster’s, Inc. As such, the following discussion, unless specifically identified otherwise, addresses the operations of Dave & Buster’s, Inc.

Acquisition of Dave & Buster’s Holdings, Inc.

On the closing date of the Acquisition the following events occurred:

•	All outstanding shares of D&B Holdings’ common stock were converted into the right to receive the per share acquisition consideration;

•

All vested options to acquire D&B Holdings’ common stock were converted into the right to receive an amount in cash equal to the difference between the per share exercise price and the per share acquisition consideration without interest;

•	Dave & Buster’s, Inc. retired all outstanding debt and accrued interest related to its senior credit facility and senior notes;

•	Dave & Buster’s, Inc. issued $200,000 of 11% senior notes due 2018 (the “existing senior notes”);

•	Dave & Buster’s, Inc. entered into a senior secured credit facility which provides for senior secured financing of up to $200,000 consisting of:

•	a $150,000 term loan facility with a maturity on June 1, 2016, and

•

a $50,000 revolving credit facility, including a sub-facility of up to the U.S. dollar equivalent of $1,000 for borrowings in Canadian dollars by our Canadian subsidiary, a letter of credit sub-facility, and a swingline sub-facility, with a maturity on June 1, 2015.

The Acquisition resulted in the newly formed Dave & Buster’s Parent, Inc. (now known as Dave & Buster’s Entertainment, Inc.) and a change in ownership of 100% of D&B Holdings and Dave & Buster’s, Inc.’s outstanding common stock. The purchase price paid in the Acquisition has been “pushed down” to Dave & Buster’s, Inc.’s financial statements and is allocated to record the acquired assets and liabilities assumed based on their fair value. The Acquisition and the allocation of the purchase price to the assets and liabilities as of June 1, 2010 has been recorded based on internal assessments and third party valuation studies.

The aggregate purchase price was $595,998 in cash and newly issued debt, as described above. The following table represents the allocation of the acquisition costs, including professional fees and other related costs, to the assets acquired and liabilities assumed, based on their fair values:

At June 1, 2010
Purchase price:
Cash, including acquisition costs	$245,498
Debt, including debt issuance costs, net of discount	350,500

Total consideration	595,998

Acquisition related costs:
Included in general and administrative expenses for the fifty-two weeks ended January 30, 2011	8,918
Included in interest expense for the fifty-two weeks ended January 30, 2011	3,000
Included in Other long-term assets	12,591

Total acquisition related costs	24,509

Allocation of purchase price:
Current assets, including cash and cash equivalents of $19,718 and a current deferred tax asset of $16,073	71,287
Property and equipment	315,914
Trade name	79,000
Other assets and deferred charges, including definite lived intangibles of $10,700	37,702
Goodwill	272,359

Total assets acquired	776,262

Current liabilities	64,958
Deferred occupancy costs	65,521
Deferred income taxes	36,928
Other liabilities	12,857

Total liabilities assumed	180,264
Net assets acquired, before debt	595,998
Newly issued long-term debt, net of discount	350,500

Net assets acquired	$245,498

The following table presents the allocation of the intangible assets subject to amortization:

	Amount	Weighted Avg. Amortization Years
Trademarks	$8,500	7.0
Non-compete agreements	500	2.0
Guest relationships	1,700	9.0

Total intangible assets subject to amortization	$10,700	7.1

The goodwill of $272,359 arising from the Acquisition is largely attributable to the future expected cash flows and growth potential of Dave & Buster’s, Inc. As the Company does not have more than one operating segment, allocation of goodwill between segments is not required. A portion of the trademarks are deductible for tax purposes. No other intangibles, including goodwill, are deductible for tax purposes.

Post-Acquisition Activity

On September 30, 2010, we purchased $1,500 of our common stock from a former member of management, of which $1,000 has been paid prior to May 1, 2011. The Company has accrued $500 for the remaining installment of the purchase price. The purchased shares are being held as Treasury Stock by the Company.

On February 22, 2011, we issued $180,790 aggregate principal amount at maturity of 12.25% senior discount notes (the “existing discount notes”). The notes will mature on February 15, 2016. No cash interest will accrue on the notes prior to maturity. We received net proceeds of $100,000, which we used to pay debt issuance costs and to repurchase a portion of our outstanding common stock from certain of our stockholders. We did not retain any proceeds from the note issuance. Dave & Buster’s Entertainment, Inc. is the sole obligor of the notes. Neither D&B Holdings, Dave & Buster’s, Inc. or any of their subsidiaries are guarantors of these notes.

On March 23, 2011, we sold to a member of management seventy-five newly issued shares of our common stock for an aggregate sale price equal to $75, the value based on an independent third party valuation prepared as of January 31, 2011.

On June 28, 2011, we purchased approximately ninety shares of our common stock from a former member of management for approximately $90. The purchased shares are being held as Treasury Stock by the Company.

Upon completion of this offering, the Oak Hill Funds will beneficially own approximately     % of our outstanding common stock, or     % if the underwriters exercise their option to purchase additional shares in full, and certain members of our Board of Directors and our management will beneficially own approximately     % of our common stock, or     % if the underwriters exercise their option to purchase additional shares in full.

Expense Reimbursement Agreement

We entered into an expense reimbursement agreement with Oak Hill Capital Management, LLC, concurrently with the consummation of the Acquisition. Pursuant to this agreement, Oak Hill Capital Management, LLC provides general advice to us in connection with our long-term strategic plans, financial management, strategic transactions and other business matters. The expense reimbursement agreement provides for the reimbursement of certain expenses of Oak Hill Capital Management, LLC. The initial term of the expense reimbursement agreement expires in June 2015 and after that date such agreement will renew automatically on a year-to-year basis unless one party gives at least 30 days’ prior notice of its intention not to renew.

Upon the consummation of an initial public offering (including this offering), the expense reimbursement agreement will automatically terminate.

Presentation of Operating Results

Accounting principles generally accepted in the United States require operating results of D&B Holdings prior to the June 1, 2010 Acquisition to be presented as the Predecessor’s results in the historical financial statements. Operating results of Dave & Buster’s Entertainment, Inc. subsequent to the Acquisition are presented as the Successor’s results and include all periods including and subsequent to June 1, 2010. There have been no changes in the business operations of the Company due to the Acquisition.

Our fiscal year ends on the Sunday after the Saturday closest to January 31. All references to the first quarter of 2011 relate to the 13 week period ended May 1, 2011 of the Successor. All references to the first quarter of 2010 relate to the 13 week period ended May 2, 2010 of the Predecessor. All references to fiscal 2010 relate to the combined 244 day period ended January 30, 2011 of the Successor and the 120 day period ended May 31, 2010 of the Predecessor. All references to fiscal 2009 relate to the 52 week period ended January 31, 2010 of the Predecessor. All references to fiscal 2008 relate to the 52 week period ended February 1, 2009 of the Predecessor. The results for the Successor periods include the impacts of applying purchase accounting. However, we believe that the discussion of our operational results on comparable fiscal periods is appropriate as we highlight operational changes as well as purchase accounting related items.

As of May 1, 2011, Dave & Buster’s Entertainment, Inc. had no material assets or operations other than 100% ownership of the outstanding common stock of D&B Holdings. For the same period, D&B Holdings had no other material assets or operations other than 100% ownership of the outstanding common stock of Dave & Buster’s, Inc. As such, our discussions, unless specifically identified otherwise, addresses the operations of Dave & Buster’s, Inc.

Overview

We monitor and analyze a number of key performance measures in order to manage our business and evaluate financial and operating performance. These measures include:

Revenues.    Revenues consist of food and beverage revenues as well as amusement and other revenues. Beverage revenues refers to alcoholic beverages. For the thirteen weeks ended May 1, 2011, we derived 34.6% of our total revenue from food sales, 15.4% from beverage sales, 49.1% from amusement sales and 0.9% from other sources. In fiscal 2010, we derived 35.7% of our total revenue from food sales, 15.6% from beverage sales, 47.7% from amusement sales and 1.0% from other sources. Our revenues are primarily influenced by the number of stores in operation and comparable store revenue. Comparable store revenue growth reflects the change in year-over-year revenue for the comparable store base and is an important measure of store performance. We define the comparable store base to include those stores open for a full 18 months as of the beginning of each fiscal period. Percentage changes have been calculated based on an equivalent number of weeks in both the current and comparison periods. Comparable store sales growth can be generated by an increase in guest traffic counts or by increases in average dollars spent per guest.

Cost of Products.    Cost of products includes the cost of food, beverages and the “Winner’s Circle” redemption items. For the thirteen weeks ended May 1, 2011, the cost of food products averaged 24.5% of food revenue and the cost of beverage products averaged 23.4% of beverage revenue. The amusement and other cost of products averaged 13.9% of amusement and other revenues. During fiscal 2010, the cost of food products averaged 23.9% of food revenue and the cost of beverage products averaged 23.6% of beverage revenue. The amusement and other cost of products averaged 15.9% of amusement and other revenues. The cost of products is driven by product mix and pricing movements from third-party suppliers. We continually strive to gain efficiencies in both the acquisition and use of products while maintaining high standards of product quality.

Operating Payroll and Benefits.    Operating payroll and benefits consist of wages, employer taxes and benefits for store personnel. We continually review the opportunity for efficiencies principally through scheduling refinements.

Other Store Operating Expenses.    Other store operating expenses consist primarily of store-related occupancy, supply and outside service expenses, utilities, repair and maintenance and marketing and promotional costs.

Store-level Variability, Quarterly Fluctuations, Seasonality, and Inflation.    We have historically operated stores varying in size and have experienced significant variability among stores in volumes, operating results and net investment costs. Our new locations typically open with sales volumes in excess of their run-rate levels, which we refer to as a “honeymoon” effect. We expect our new store volumes and margins to be lower in the second full year of operations than in their first full year of operations, and to grow in line with the rest of our comparable store base thereafter. As a result of the substantial revenues associated with each new store, the timing of new store openings will result in significant fluctuations in quarterly results.

We also expect seasonality to be a factor in the operation or results of the business in the future with higher first and fourth quarter revenues associated with the spring and year-end holidays. These quarters will continue to be susceptible to the impact of severe weather on guest traffic and sales during that period. Our third quarter, which encompasses the end of the summer vacation season, has historically had lower revenues as compared to the other quarters.

We expect that volatile economic conditions will continue to exert pressure on both supplier pricing and consumer spending related to entertainment and dining alternatives. Although there is no assurance that our cost of products will remain stable or that federal or state minimum wage rates will not increase beyond amounts currently legislated, the effects of any supplier price increases or minimum wage rate increases are expected to be partially offset by selected menu price increases where competitively appropriate.

Charges in Connection With This Offering and Related Transactions

Following this offering, we expect to incur a number of other one-time charges in connection with the transactions contemplated by this prospectus that will adversely affect our results of operations. For example, if we fully repaid the existing discount notes we currently estimate that we will incur charges aggregating approximately $             representing the payment of $             of premiums and expenses in connection with the reduction of our aggregate indebtedness by approximately $            .

Following this offering, we may incur a charge related to the compensation expense associated with the vesting of the options held by certain members of our management and directors. This vesting may occur in connection with the consummation of this offering or with a modification of the terms of the existing stock-based compensation arrangements.

Results of Operations

The following table sets forth selected data in thousands of dollars and as a percentage of total revenues (unless otherwise noted) for the periods indicated. All information is derived from the consolidated statements of operations included in this prospectus.

We have prepared our discussions of the Successor’s fiscal 2011 first quarter through comparison to the Predecessor’s fiscal 2010 first quarter. Similarly, we have prepared our discussion of the fiscal 2010 results of operations by combining the Predecessor and Successor results of operations and cash flows during the fiscal year ended January 30, 2011 and comparing the combined data to the results of operations and cash flows for fiscal year ended January 31, 2010. The results for the Successor periods include the impacts of applying purchase accounting. We believe that the discussion of our combined operational results, while on a different basis of accounting related to the application of purchase accounting, is appropriate as we highlight the impact of operational changes as well as purchase accounting related items.

	13 Weeks Ended								Fiscal Year Ended
	May 1, 2011		May 2, 2010		244 Day Period from June 1, 2010 to January 30, 2011		120 Day Period from February 1, 2010 to May 31, 2010		January 30, 2011		January 31, 2010		February 1, 2009
	(Successor)		(Predecessor)		(Successor)		(Predecessor)		(Combined)		(Predecessor)		(Predecessor)
Food and beverage revenues	$74,262	50.0%	$71,357	50.4%	$177,044	51.5%	$90,470	50.8%	$267,514	51.3%	$269,973	51.8%	$284,779	53.4%
Amusement and other revenues	74,341	50.0	70,218	49.6	166,489	48.5	87,536	49.2	254,025	48.7	250,810	48.2	248,579	46.6

Total revenues	$148,603	100.0%	$141,575	100.0%	$343,533	100.0%	$178,006	100.0%	$521,539	100.0%	$520,783	100.0%	$533,358	100.0%

Cost of food and beverage	$17,952	24.2%	$17,277	24.2%	$41,890	23.7%	$21,817	24.1%	$63,707	23.8%	$65,349	24.2%	$70,520	24.8%
Cost of amusement and other	10,347	13.9	10,586	15.1	26,832	16.1	13,442	15.4	40,274	15.9	38,788	15.5	34,218	13.8

Total cost of products	28,299	19.0	27,863	19.7	68,722	20.0	35,259	19.8	103,981	19.9	104,137	20.0	104,738	19.6
Operating payroll and benefits	34,266	23.1	33,468	23.6	85,271	24.8	43,969	24.7	129,240	24.8	132,114	25.4	139,508	26.2
Other store operating expenses	45,105	30.4	45,605	32.2	111,456	32.5	59,802	33.6	171,258	32.9	174,685	33.6	174,179	32.6
General & administrative expenses(1)	8,811	5.9	8,618	6.1	25,670	7.5	17,064	9.6	42,734	8.2	30,437	5.8	34,546	6.5
Depreciation & amortization expense	13,070	8.8	12,500	8.8	33,794	9.8	16,224	9.1	50,018	9.6	53,658	10.3	49,652	9.3
Pre-opening costs	740	0.5	1,189	0.8	842	0.2	1,447	0.8	2,289	0.4	3,881	0.7	2,988	0.6

Total operating costs	130,291	87.7	129,243	91.2	325,755	94.8	173,765	97.6	499,520	95.8	498,912	95.8	505,611	94.8

Operating income	18,312	12.3	12,332	8.8	17,778	5.2	4,241	2.4	22,019	4.2	21,871	4.2	27,747	5.2
Interest expense, net	10,657	7.2	5,348	3.8	25,486	7.4	6,976	3.9	32,462	6.2	22,122	4.2	26,177	4.9

Income (loss) before provision (benefit) for income taxes	7,655	5.1	6,984	5.0	(7,708)	(2.2)	(2,735)	(1.5)	(10,443)	(2.0)	(251)	(0.0)	1,570	0.3
Provision (benefit) for income taxes	2,477	1.6	3,073	2.2	(2,551)	(0.7)	(597)	(0.3)	(3,148)	(0.6)	99	0.0	(45)	(0.0)

Net income (loss)	$5,178	3.5%	$3,911	2.8%	$(5,157)	(1.5)%	$(2,138)	(1.2)%	$(7,295)	(1.4)%	$(350)	(0.0)%	$1,615	0.3%

Statement of cash flow data:
Cash provided by (used in):
Operating activities	$21,378		$9,445		$25,240		$11,295		$36,535		$59,054		$52,197
Investing activities	(7,532)		(6,985)		(102,744)		(12,975)		(115,719)		(48,406)		(49,084)
Financing activities	(675)		(125)		97,034		(125)		96,909		(2,500)		(13,625)
Change in comparable store sales(2)	6.2%		(2.5)%						(1.9)%		(7.8)%		(2.8)%
Stores open at end of period(3)	58		57						58		56		52
Comparable stores open at end of period(2)	53		49						48		47		46

(1)	General and administrative expenses during the fiscal year ended January 30, 2011 includes $4,638 and $4,280 of transaction costs in the Successor and Predecessor periods, respectively.
(2)	“Comparable store sales” (year-over-year comparison of stores open at least 18 months as of the beginning of each of the fiscal years) is a key performance indicator used within the industry and is indicative of acceptance of our initiatives as well as local economic and consumer trends.
(3)	The number of stores open at May 1, 2011 includes one franchise location in Canada and our location in Nashville, Tennessee, which temporarily closed on May 2, 2010 due to flooding. The Nashville location remains closed as of May 1, 2011. Also included is one store in Dallas, Texas, which was permanently closed on May 2, 2011. Our new store openings during the last three fiscal years were as follows:

Fiscal Year Ended January 30, 2011		Fiscal Year Ended January 31, 2010		Fiscal Year Ended February 1, 2009
Location	Opening Date	Location	Opening Date	Location	Opening Date
Wauwatosa, WI	03/01/2010	Richmond, VA	04/20/2009	Plymouth Meeting, PA	07/21/2008
Roseville, CA	05/03/2010	Indianapolis, IN	06/15/2009	Arlington, TX	11/24/2008
		Niagara Falls, ON(a)	06/25/2009	Tulsa, OK	01/12/2009
		Columbus, OH	10/12/2009

(a)	Franchise location.

Thirteen Weeks Ended May 1, 2011 compared to Thirteen Weeks Ended May 2, 2010

Revenues

Total revenues increased 5.0% or $7,028 in the first quarter of 2011 compared to the first quarter of 2010. Comparable store revenue increased 6.2% or $8,370 in the first quarter of 2011 compared to the first quarter of 2010. Comparable special events revenues, which accounted for 9.8% of consolidated comparable store revenue in the first quarter of 2011, increased 9.6% or $1,229 in the first quarter of 2011 compared to the first quarter of 2010. Comparable walk-in revenues, which accounted for 90.2% of consolidated comparable store revenue in the first quarter of 2011, increased 5.8% or $7,141 in the first quarter of 2011 compared to the first quarter of 2010.

The increased revenues were derived from the following sources:

Comparable stores	$8,370
Non comparable stores - operating	1,392
Non comparable stores - flood-related closure of store in Nashville, Tennessee	(2,745)
Other	11

Total	$7,028

Sales grew in each component of our business, but the growth was led by amusements revenue. Food sales at comparable stores increased by $2,724, or 5.8% to $49,623 in the first quarter of 2011 from $46,899 in the first quarter of 2010. Beverage sales at comparable stores increased by $770, or 3.6% to $22,153 in the first quarter of 2011 from $21,383 in the first quarter of 2010. Comparable store amusements and other revenues in the first quarter of 2011 increased by $4,876 or 7.3% to $72,075 from $67,199 in the first quarter of 2010. The growth in amusement sales was sparked primarily by an increase in promotional offer activity.

Non-comparable store revenues decreased by a total of $1,353. Revenue increases of $1,392 associated with new store openings were more than offset by a $2,745 revenue reduction caused by the flood-related closure of our store in Nashville, Tennessee.

Our revenue mix was 50.0% for food and beverage and 50.0% for amusements and other for the first quarter of 2011. This compares to 50.4% and 49.6%, respectively, for the first quarter of 2010.

Cost of products

Cost of food and beverage increased to $17,952 in the first quarter of 2011 from $17,277 in the first quarter of 2010 due to the increased sales volume. Cost of food and beverage was 24.2% of food and beverage revenue for the first quarter of both 2011 and 2010. Increased cost pressure in our produce, meat and seafood products was offset by reduced poultry, grocery and beverage costs.

Cost of amusement and other revenues decreased to $10,347 in the first quarter of 2011 from $10,586 in the first quarter of 2010. The costs of amusements and other, as a percentage of amusements and other revenues decreased 120 basis points to 13.9% of amusement and other revenue for the first quarter of 2011 compared to 15.1% for the first quarter of 2010. This decrease is primarily a result of lower costs of certain redemption items as a result of strategic sourcing initiatives, increases in the ticket redemption prices at our “Winner’s Circle” and select game price increases.

Operating payroll and benefits

Operating payroll and benefits increased by $798, or 2.4%, to $34,266 in the first quarter of 2011 from $33,468 in the first quarter of 2010. The expense increase was primarily driven by increased sales volumes as the total cost of operating payroll and benefits as a percent of total revenue declined by approximately 50 basis points to 23.1% in the first quarter of 2011 compared to 23.6% in the first quarter of 2010. The improved labor productivity was primarily driven by gains in kitchen labor as a result of continued focus on labor scheduling and favorable sales leverage.

Other store operating expenses

Other store operating expenses decreased by $500, or 1.1%, to $45,105 in the first quarter of 2011 from $45,605 in the first quarter of 2010. Other store operating expenses as a percentage of revenues decreased 180 basis points to 30.4% for the first quarter of 2011 compared to 32.2% for the same period of 2010. The decrease in other operating expense as a percent of total revenue was primarily driven by reduced charges related to estimated general liability claims expense, the reimbursement for lost profits related to the closure of our Nashville location due to flooding and the impact of improved sales leverage on our occupancy costs. These reductions were partially offset by expense increases associated with our marketing and promotional initiatives.

General and administrative expenses

General and administrative expenses consist primarily of personnel, facilities and professional expenses for the various departments of our corporate headquarters. General and administrative expenses increased by $194, or 2.3%, to $8,811 in the first quarter of 2011 from $8,617 in the first quarter of 2010.

Depreciation and amortization expense

Depreciation and amortization expense includes the depreciation of fixed assets and the amortization of trademarks with finite lives. Depreciation and amortization expense increased by $569, or 4.6%, to $13,070 in the first quarter of 2011 from $12,501 in the first quarter of 2010. This increase is due primarily to increases in depreciation from new store openings and maintenance capital expenditures, partially offset by decreases in depreciation due to the closure of our Nashville location during fiscal year 2010.

Pre-opening costs

Pre-opening costs include costs associated with the opening and organizing of new stores or conversion of existing stores, including pre-opening rent, staff training and recruiting, and travel costs for employees engaged in such pre-opening activities. Pre-opening costs decreased by $449, or 37.8% to $740 in the first quarter of 2011 from $1,189 in the first quarter of 2010 due to shifts in the timing of new store openings.

Interest expense

Interest expense includes the cost of our debt obligations including the amortization of loan fees and original issue discounts, adjustments to mark the interest rate swap contracts to fair value (for the Predecessor period only) and any interest income earned. Interest expense increased by $5,309 to $10,657 in the first quarter of 2011 from $5,348 in the first quarter of 2010 primarily as a result of the Acquisition and issuance of the existing discount notes by Dave & Buster’s Entertainment, Inc. Increased debt levels of the existing senior notes and senior credit facility as a result of the Acquisition elevated our interest expense in the quarter by approximately $2,200. Accretion on discounted notes, which did not exist in the prior year period, increased interest expense by $2,360. Debt cost amortization expense due to the Acquisition increased by $292 over debt amortization costs recorded in the first quarter of 2010.

Provision for income taxes

Provision for income taxes consisted of an aggregate income tax expense of $2,477 in the first quarter of 2011, and an income tax expense of $3,073 in the first quarter of 2010. Our effective tax rate differs from the statutory rate due to changes in the tax valuation allowance, the deduction for FICA tip credits, state income taxes and the impact of certain expenses which are not deductible for income tax purposes.

As a result of our experiencing cumulative losses before income taxes for the three-year period ended May 1, 2011, we have concluded that it is more likely than not that a portion of our federal and state deferred tax assets will not be fully realized. At May 1, 2011, we estimate an increase in our valuation allowance for the year ending January 29, 2012 in the amount of $1,340 may be required, and we have considered the change in the valuation allowance in the estimated effective income tax rate for fiscal year 2011. The ultimate realization of our deferred tax assets is dependent on the generation of future taxable income during periods in which temporary differences and carryforwards become deductible.

We have previously adopted the accounting guidance for uncertainty in income taxes. This guidance limits the recognition of income tax benefits to those items that meet the “more likely than not” threshold on the effective date. As of May 1, 2011, we have accrued approximately $1,016 of unrecognized tax benefits, including an additional amount of approximately $1,000 of penalties and interest. During the thirteen weeks ended May 1, 2011, we increased our unrecognized tax benefit by $136 and increased our accrual for interest and penalties by $57. Future recognition of potential interest or penalties, if any, will be recorded as a component of income tax expense. Because of the impact of deferred tax accounting, $989 of unrecognized tax benefits, if recognized, would impact the effective tax rate.

As a result of the tax consequences associated with certain Acquisition related expenses between the seller and the acquirer, the Company generated certain tax attributes related to stock compensation deductions which were accounted for in accordance with current accounting guidance related to share based payments and the delay in recognition of the associated deduction of such amounts. These attributes were measured and recorded as deferred tax assets based on fair value adjustments as a result of the Acquisition.

We file income tax returns, which are periodically audited by various federal, state and foreign jurisdictions. We are generally no longer subject to federal, state, or foreign income tax examinations for years prior to fiscal 2006.

Fiscal 2010 Compared to Fiscal 2009

Revenues

Total revenues during fiscal 2010 increased by $756, or 0.1%, to $521,539 in fiscal 2010 from $520,783 in fiscal 2009.

The increased revenues were derived from the following sources:

Comparable stores	$(9,208)
Non comparable stores-operating	17,376
Non comparable stores- flood-related closure of store in Nashville, Tennessee	(7,415)
Other	3

Total	$756

Comparable store revenue decreased by $9,208, or 1.9%, for fiscal 2010 compared to fiscal 2009. Comparable special events revenues which accounted for 12.5% of consolidated comparable stores revenue for fiscal 2010 increased by 1.7% compared to fiscal 2009. The walk-in component of our comparable store sales declined by 2.4% for fiscal 2010. Comparable store revenues were impacted by the unfavorable macroeconomic environment.

Food sales at comparable stores decreased by $1,128, or 0.7%, to $168,521 in fiscal 2010 from $169,649 in fiscal 2009. Sales at our comparable stores continued to show a shift away from the beverage component of our business towards our amusements offerings. Beverage sales of comparable stores decreased 7.9% or $6,409 to $74,499 in fiscal 2010 from $80,908 in fiscal 2009. Comparable store amusements and other revenues decreased by $1,671 or 0.7% to $229,263 in fiscal 2010 from $230,934 in fiscal 2009.

Non-comparable store revenues increased by a total of $9,961. Increases in revenues from new stores opened and joint venture interest acquired since November 24, 2008, of $17,376 were partially offset by a $7,415 revenue reduction caused by the temporary flood-related closure of our store in Nashville, Tennessee.

Our revenue mix was 35.7% for food, 15.6% for beverage and 48.7% for amusement and other for fiscal 2010. This compares to 35.2%, 16.6% and 48.2%, respectively, for fiscal 2009.

Cost of products

Cost of food and beverage revenues decreased to $63,707 in fiscal 2010 from $65,349 in fiscal 2009 principally as a result of lower food and beverage revenue levels in 2010. Cost of food and beverage products, as a percentage of food and beverage revenues, decreased by 40 basis points to 23.8% of revenue for fiscal 2010 compared to 24.2% of revenue for fiscal 2009. Increased cost pressure in our produce, meat and seafood products was more than offset by reduced poultry, grocery and alcoholic beverage costs.

Costs of amusement and other revenues increased to $40,274 in fiscal 2010 from $38,788 in fiscal 2009. As a percentage of amusement and other revenues, these costs increased by 40 basis points to 15.9% in fiscal 2010 compared to 15.5% of revenues in fiscal 2009. This increase is primarily a result of higher guest ticket redemption rates and an increase in utilization of game play purchased, partially offset by a reduction in the redemption cost per ticket redeemed and a price increase on redemption games.

Operating payroll and benefits

Operating payroll and benefits decreased by $2,874, or 2.2%, to $129,240 in fiscal 2010 from $132,114 in fiscal 2009. Operating payroll and benefits as a percentage of revenues decreased by 60 basis points to 24.8% in fiscal 2010 compared to 25.4% in fiscal 2009. This decrease in percentage of revenue was primarily driven by initiatives designed to reduce hourly labor costs through improved scheduling, lower management costs resulting from an administrative centralization effort as well as labor savings associated with the realignment of the majority of our special events sales labor.

Other store operating expenses

Other store operating expenses decreased by $3,427, or 2.0%, to $171,258 in fiscal 2010 from $174,685 in fiscal 2009. Other store operating expenses as a percentage of revenues decreased 70 basis points to 32.9% in fiscal 2010 from 33.6% in fiscal 2009. Other store operating expenses was negatively impacted by an increase in occupancy expenses driven by recognizing our leaseholds at fair market value as required in purchase accounting, which was more than offset by $6,526 of recognized business interruption recoveries and gains from property related reimbursements stemming from the closure of our Nashville location due to flooding.

General and administrative expenses

General and administrative expenses consist primarily of personnel, facilities, and professional expenses for the various departments of our corporate headquarters. General and administrative expenses increased by $12,297, or 40.4%, to $42,734 in fiscal 2010 from $30,437 in fiscal 2009. General and administrative expenses as a percentage of revenues increased to 8.2% in fiscal 2010 from 5.8% in fiscal 2009. Approximately $10,235 of the increase is due to increased professional fees and stock-based compensation expenses as a result of the Acquisition. Additional increases are due to increased professional fees not related to the Acquisition, as well as increases in wages, taxes, benefits and severance.

Depreciation and amortization expense

Depreciation and amortization expense includes the depreciation of fixed assets and the amortization of trademarks with finite lives. Depreciation and amortization expense decreased $3,640, or 6.8%, to $50,018 in fiscal 2010 from $53,658 in fiscal 2009. Decreases in depreciation resulted from certain operating assets being fully depreciated subsequent to the end of fiscal 2009. These decreases were partially offset by increases in depreciation from new store openings, maintenance capital expenditures and increased depreciation and amortization charges associated with fair value adjustments as a result of the Acquisition.

Pre-opening costs

Pre-opening costs include costs associated with the opening and organizing of new stores or conversion of existing stores, including the cost of feasibility studies, pre-opening rent, staff training and recruiting, and travel costs for employees engaged in such pre-opening activities. Pre-opening costs decreased to $2,289 in fiscal 2010 from $3,881 in fiscal 2009. The decrease of opening costs is primarily attributable to the shifts in the timing of new store openings.

Interest expense

Interest expense includes the cost of our debt obligations including the amortization of loan fees, adjustments to mark the interest rate swap agreements to fair value and any interest income earned. Interest expense increased by $10,340 to $32,462 in fiscal 2010 from $22,122 in fiscal 2009 primarily as a result of the Acquisition. In connection with the Acquisition, we incurred $3,000 in fees associated with a temporary bridge financing arrangement, offset by $800 related to the termination of our pre-acquisition swap agreement. Increased debt levels of the existing senior notes and senior credit facility as a result of the Acquisition elevated our interest expense year-to-date by approximately $8,100. We also had increased debt cost amortization expense due to the Acquisition and lower levels of capitalized interest due to the timing of new store construction.

Provision for income taxes

Provision for income taxes consisted of a tax benefit of $3,148 in fiscal 2010 and an income tax provision of $99 in fiscal 2009. Our effective tax rate differs from the federal corporate statutory rate due to the deduction for FICA tip credits, state income taxes and the impact of certain expenses, such as transaction costs, that are not deductible for income tax purposes.

In fiscal 2010, we recorded an increase to our net valuation allowance of $40 against our deferred tax assets. The valuation allowance was recorded in accordance with accounting guidance for income taxes. As a result of our experiencing cumulative losses before income taxes for the three-year period ending January 30, 2011, we could not conclude that it is more likely than not that our deferred tax asset will be fully realized. The ultimate realization of our deferred tax assets is dependent on the generation of future taxable income during periods in which temporary differences become deductible.

The accounting guidance for uncertainty in income taxes limits the recognition of income tax benefits to those items that meet the “more likely than not” threshold on the effective date. As of January 30, 2011, we had approximately $881 of unrecognized tax benefits, including approximately $943 in potential interest and penalties. During fiscal 2010, we decreased our unrecognized tax benefit by $1,318. This decrease resulted primarily from tax positions taken in prior periods and the expiration of the statute of limitations. We currently anticipate that approximately $11 of unrecognized tax benefits will be recognized as a result of the expiration of statute of limitations during fiscal 2011. Future recognition of potential interest or penalties, if any, will be recorded as a component of income tax expense. Because of the impact of deferred income tax accounting, $836 of unrecognized tax benefits, if recognized, would affect the effective tax rate.

We file income tax returns which are periodically audited by various federal, state and foreign jurisdictions. We are generally no longer subject to federal, state or foreign income tax examinations for years prior to fiscal 2006.

Fiscal 2009 Compared to Fiscal 2008

Revenues

Total revenues during fiscal 2009 decreased by $12,575, or 2.4%, to $520,783 in fiscal 2009 from $533,358 in fiscal 2008.

The decreased revenues were derived from the following sources:

Comparable stores	$(40,359)
Non comparable stores	26,907
Other	877

Total	$(12,575)

Comparable store revenues were significantly impacted by the unfavorable macroeconomic environment affecting the restaurant/entertainment industry in general, and the effects of the global economic environment impacted our store locations as well.

Comparable store revenue decreased by $40,359, or 7.8%, for fiscal 2009 compared to fiscal 2008. Comparable special events revenues which accounted for 12.0% of consolidated comparable store revenue for fiscal 2009 fell by 24.4% compared to fiscal 2008. The walk-in component of our comparable store sales declined by 5.0% for fiscal 2009.

Food sales at comparable stores decreased by $16,136, or 8.8%, to $167,432 in fiscal 2009 from $183,568 in fiscal 2008. Sales at our comparable stores continued to show a shift away from the beverage component of our business towards our amusements offerings. Beverage sales of comparable stores decreased 12.4% or $11,247 to $79,621 in fiscal 2009 from $90,868 in fiscal 2008. Our amusement and other revenues experienced a somewhat softer 5.4% decline to $227,839 in fiscal 2009 from $240,815 in fiscal 2008. Downward pressures on amusement sales were partially mitigated by our Half-Price Wednesday promotions and Power Card up-sell initiatives which provides greater value to guests in term of chips per dollar.

Our revenue mix was 35.2% for food, 16.6% for beverage and 48.2% for amusement and other for fiscal 2009. This compares to 35.7%, 17.7% and 46.6%, respectively, for fiscal 2008.

Cost of products

Cost of food and beverage revenues decreased to $65,349 in fiscal 2009 from $70,520 in fiscal 2008 principally as a result of lower food and beverage revenue levels in 2009. Cost of food and beverage products, as a percentage of food and beverage revenues, decreased by 60 basis points to 24.2% of revenue for fiscal 2009 compared to 24.8% of revenue for fiscal 2008. A slight increase in beverage cost was offset by reduced costs in our produce and dairy products.

Costs of amusement and other revenues increased to $38,788 in fiscal 2009 from $34,218 in fiscal 2008. As a percentage of amusement and other revenues, these costs increased by 170 basis points to 15.5% in fiscal 2009 compared to 13.8% of revenues in fiscal 2008 primarily as a result of increased redemption costs driven, in part, by increased game play as a result of the Company’s Half-Price Wednesday promotions.

Operating payroll and benefits

Operating payroll and benefits decreased by $7,394, or 5.3%, to $132,114 in fiscal 2009 from $139,508 in fiscal 2008. Operating payroll and benefits as a percentage of revenues decreased by 80 basis points to 25.4% in fiscal 2009 compared to 26.2% in fiscal 2008. This decrease was primarily driven by initiatives designed to reduce hourly labor costs through improved scheduling as well as lower management costs resulting from an administrative centralization effort.

Other store operating expenses

Other store operating expenses increased by $506, or 0.3%, to $174,685 in fiscal 2009 from $174,179 in fiscal 2008. Other store operating expenses as a percentage of revenues increased 100 basis points to 33.6% in fiscal 2009 from 32.6% in fiscal 2008.

General and administrative expenses

General and administrative expenses consist primarily of personnel, facilities, and professional expenses for the various departments of our corporate headquarters. General and administrative expenses decreased by $4,109, or 11.9%, to $30,437 in fiscal 2009 from $34,546 in fiscal 2008. General and administrative expenses as a percentage of revenues decreased to 5.8% in fiscal 2009 from 6.5% in fiscal 2008, primarily due to lower labor costs, and the absence of approximately $2,100 incurred in 2008 related to severance and costs associated with a possible public offering of common stock that was terminated.

Depreciation and amortization expense

Depreciation and amortization expense includes the depreciation of fixed assets and the amortization of trademarks with finite lives. Depreciation and amortization expense increased by $4,006, or 8.1%, to $53,658 in fiscal 2009 from $49,652 in fiscal 2008. Depreciation expense increased primarily due to the new stores opened in fiscal 2009 and 2008.

Pre-opening costs

Pre-opening costs include costs associated with the opening and organizing of new stores or conversion of existing stores, including the cost of feasibility studies, pre-opening rent, staff training and recruiting, and travel costs for employees engaged in such pre-opening activities. Pre-opening costs increased to $3,881 in fiscal 2009 from $2,988 in fiscal 2008. The increase of opening costs is primarily attributable to the opening of three new stores in fiscal 2009 and approximately $1,700 of costs incurred related to the opening of two stores in the first half of 2010.

Interest expense

Interest expense includes the cost of our debt obligations including the amortization of loan fees, adjustments to mark the interest rate swap agreements to fair value and any interest income earned. Interest expense decreased by $4,055 to $22,122 in fiscal 2009 from $26,177 in fiscal 2008. The decrease in interest expense is primarily attributed to adjustments to mark the interest rate swap agreements to their fair value and reduced interest costs attributable to the early retirement of $15,000 of the existing senior notes in September 2008.

Provision for income taxes

Provision for income taxes consisted of an income tax provision of $99 in fiscal 2009 and a tax benefit of $45 in fiscal 2008. Our effective tax rate differs from the federal corporate statutory rate due to the deduction for FICA tip credits, state income taxes and the impact of certain expenses that are not deductible for income tax purposes.

In fiscal 2009, we recorded an additional net valuation allowance of $977 against our deferred tax assets. The valuation allowance was recorded in accordance with accounting guidance for income taxes. As a result of our experiencing cumulative losses before income taxes for the three-year period ending January 31, 2010, we could not conclude that it is more likely than not that our deferred tax asset will be fully realized. The ultimate realization of our deferred tax assets is dependent on the generation of future taxable income during periods in which temporary differences become deductible.

We have adopted the accounting guidance for uncertainty in income taxes. This guidance limits the recognition of income tax benefits to those items that meet the “more likely than not” threshold on the effective date. As of January 31, 2010, we had approximately $2,468 of unrecognized tax benefits, including approximately $269 in potential interest and penalties, net of related tax benefits. During fiscal 2009, we decreased our unrecognized tax benefit by $43. This decrease resulted primarily from tax positions taken in prior periods and the expiration of the statute of limitations. During the second quarter, one state jurisdiction completed its income tax audit. The Company settled and has released the related reserve.

Quarterly Results of Operations and Seasonality

The following table sets forth certain unaudited financial and operating data in each fiscal quarter during fiscal 2010 and fiscal 2009. The unaudited quarterly information includes all normal recurring adjustments that we consider necessary for a fair presentation of the information shown. This information should be read in conjunction with the audited consolidated financial statements and notes thereto appearing elsewhere in this prospectus.

	Fiscal 2011— thirteen week period ended		Fiscal 2010—thirteen week period ended							Fiscal 2009—thirteen week period ended
	May 1, 2011		Jan 30, 2011		Oct 31, 2010		Aug 1, 2010(1)		May 2, 2010	Jan 31, 2010	Nov 1, 2009	Aug 2, 2009	May 3, 2009
	(Successor)		(Successor)		(Successor)		(Combined)		(Predecessor)	(Predecessor)	(Predecessor)	(Predecessor)	(Predecessor)
Food and beverage revenues	$74,262		$72,012		$59,594		$64,551		$71,357	$71,833	$60,549	$66,591	$71,000
Amusement and other revenues	74,341		63,446		56,996		63,365		70,218	61,812	56,636	64,936	67,426

Total revenues	$148,603		135,458		116,590		127,916		141,575	133,645	117,185	131,527	138,426
Cost of food and beverage	17,952		16,707		14,327		15,396		17,277	17,024	14,768	16,151	17,406
Cost of amusement and other	10,347		9,818		9,051		10,819		10,586	10,316	8,868	10,055	9,549

Total costs of products	28,299		26,525		23,378		26,215		27,863	27,340	23,636	26,206	26,955
Operating payroll and benefits	34,266		32,871		30,516		32,385		33,468	32,502	31,328	33,752	34,532
Other store operating expenses	45,105		38,390		43,147		44,116		45,605	42,110	44,514	45,457	42,604
General and administrative expense	8,811		8,161		8,379		17,576		8,618	8,158	7,202	7,672	7,405
Depreciation and amortization expense	13,070		12,906		11,896		12,716		12,500	13,825	13,932	13,168	12,733
Pre-opening costs	740		452		371		277		1,189	700	983	1,052	1,146

Total operating costs	130,291		119,305		117,687		133,285		129,243	124,635	121,595	127,307	125,375

Operating income (loss)	18,312		16,153		(1,097)		(5,369)		12,332	9,010	(4,410)	4,220	13,051
Interest expense, net	10,657		8,321		8,388		10,405		5,348	5,340	5,598	5,635	5,549

Income (loss) before taxes	7,655		7,832		(9,485)		(15,774)		6,984	3,670	(10,008)	(1,415)	7,502
Income taxes	2,477		3,331		(3,257)		(6,295)		3,073	3,760	(4,518)	(1,478)	2,335

Net income (loss)	$5,178		4,501		(6,228)		(9,479)		3,911	(90)	(5,490)	63	5,167

Stores open at end of period	58	(2)(3)	58	(2)(3)	58	(2)(3)	58	(2)(3)	57 (2)	56 (2)	56 (2)	55	53
Quarterly total revenues as a percentage of annual total revenues			26.0%		22.4%		24.5%		27.1%	25.7%	22.5%	25.2%	26.6%
Change in comparable store sales	6.2%		1.2%		(1.3)%		(4.8)%		(2.5)%	(5.8)%	(7.4)%	(10.1)%	(7.9)%

(1)	The operating results for the thirteen weeks ended August 1, 2010 represent the combined 29 day period of the Predecessor and 62 day period of the Successor. See discussion above for details of items that are not comparable from application of purchase accounting.
(2)	The number of stores includes one franchised store in Canada.
(3)	Our location in Nashville, Tennessee, which temporarily closed on May 2, 2010 due to flooding is included in our store count. As of May 1, 2011, the Nashville location remains closed. It also includes a store in Dallas, Texas, which was permanently closed on May 2, 2011.

Liquidity and Capital Resources

Overview

We finance our activities through cash flow from operations and borrowings under our senior credit facility. As of May 1, 2011, we had cash and cash equivalents of $47,578, net working capital of $13,733 and outstanding debt obligations of $529,290 ($449,528 net of discount). We also had $44,292 in borrowing availability under our revolving senior credit facility, which includes $1,000 in borrowing availability under our Canadian revolving credit facility.

In the past we have had, and anticipate that in the future we will have, negative working capital balances. We are able to operate with a working capital deficit because cash from sales is usually received before related liabilities for product, supplies, labor and services become due. Funds available from sales not needed immediately to pay for operating expenses have typically been used for noncurrent capital expenditures and payment of long-term debt obligations under our senior credit facility and the existing senior notes.

Short-Term Liquidity Requirements.    We generally consider our short-term liquidity requirements to consist of those items that are expected to be incurred within the next twelve months and believe those requirements to consist primarily of funds necessary to pay operating expenses, interest and principal payments on our debt, capital expenditures related to new store construction and other expenditures associated with acquiring new games, remodeling facilities and recurring replacement of equipment and improvements.

As of May 1, 2011 we expect our short-term liquidity requirements to include (a) $76,000 of capital expenditures (net of cash contributions from landlords), (b) $30,246 of debt service payments and (c) lease obligation payments of $47,332.

Long-Term Liquidity Requirements.    We generally consider our long-term liquidity requirements to consist of those items that are expected to be incurred beyond the next 12 months and believe these requirements consist primarily of funds necessary for new store development and construction, replacement of games and equipment, performance necessary renovations and other non-recurring capital expenditures that need to be made periodically to our stores and payments of scheduled debt obligations. We intend to satisfy our long-term liquidity requirements through various sources of capital, including our existing working capital, cash provided by operations, and borrowings under our senior credit facility.

We believe that the sources of capital described above will continue to be available to us in the future and will be sufficient to meet our long-term liquidity requirements.

Based on our current business plan, we believe the cash flows from operations, together with our existing cash balances and borrowings under the senior credit facility described below, will be sufficient to meet our anticipated cash needs for working capital, capital expenditures and debt service needs for the foreseeable future. Our ability to make scheduled payments of principal or interest on, or to refinance, our indebtedness, or to fund planned capital expenditures, will depend on future performance, which is subject to general economic conditions, competitive environment and other factors as described in the “Risk Factors” section of this prospectus. If our estimates of revenues, expenses or capital or liquidity requirements change or are inaccurate or if cash generated from operations is insufficient to satisfy our liquidity requirements, we may seek to sell additional equity or arrange additional debt financing. In addition, we may seek to sell additional equity or arrange debt financing to give us financial flexibility to pursue attractive opportunities that may arise in the future.

Indebtedness

This Offering.    We intend to use the net proceeds to us from this offering to reduce our aggregate indebtedness by approximately $             and to pay $             of premiums, accrued interest and expenses in connection with the reduction of our existing indebtedness.

Senior Credit Facility.    In connection with the Acquisition, we terminated the Predecessor’s credit facility. Simultaneously, D&B Holdings together with Dave & Buster’s, Inc. entered into a new secured senior credit facility that provides (a) a $150,000 term loan facility with a maturity date of June 1, 2016 and (b) a $50,000 revolving credit facility with a maturity date of June 1, 2015. The $50,000 revolving credit facility includes (i) a $20,000 letter of credit sub-facility (ii) a $5,000 Swingline sub-facility and (iii) a $1,000 (in US Dollar equivalent) sub-facility available in Canadian dollars to the Canadian subsidiary. The revolving credit facility will be used to provide financing for general purposes. The senior credit facility is secured by Dave & Buster’s, Inc.’s assets and is unconditionally guaranteed by each of D&B Holdings and Dave & Buster’s, Inc.’s direct and indirect, existing and future domestic subsidiaries (with certain agreed-upon exceptions) and by certain specified guarantors with respect to the obligations of the Canadian subsidiary. As of May 1, 2011, we had no borrowings under the revolving credit facility, borrowings of $148,500 ($147,230, net of discount) under the term facility and $5,708 in letters of credit outstanding. We believe that the carrying amount of our term credit facility approximates its fair value because the interest rates are adjusted regularly based on current market conditions.

The interest rates per annum applicable to loans, other than swingline loans, under our senior secured credit facility are set periodically based on, at our option, either (1) the greatest of (a) the defined prime rate in effect, (b) the Federal Funds Effective Rate in effect plus  1/2 of 1% and (c) a Eurodollar rate, which is subject to a minimum (or, in the case of the Canadian revolving credit facility, a Canadian prime rate or Canadian cost of funds rate), for one-, two-, three- or six-months (or, if agreed by the applicable lenders, nine or twelve months) or, in relation to the Canadian revolving credit facility, 30-, 60-, 90- or 180-day interest periods chosen by us or our Canadian subsidiary, as applicable in each case (the “Base Rate”), plus an applicable margin or (2) a defined Eurodollar rate plus an applicable margin. Swingline loans bear interest at the Base Rate plus the applicable margin. The weighted average rate of interest on borrowings under our senior credit facility was 6.0% at May 1, 2011.

Interest rates on borrowings under our senior secured credit facility will vary based on the movement of prescribed indexes and/or applicable margin percentages. On the last day of each calendar quarter, we will be required to pay a commitment fee on the average daily unused portion of the revolving credit facilities (with swingline loans not deemed, for these purposes, to be a utilization of the revolving credit facility). Our senior secured credit facility requires scheduled quarterly payments of principal on the term loans at the end of each of the fiscal quarters in aggregate annual amounts equal to a percentage of the original aggregate principal amount of the term loan with the balance payable on the maturity date.

Our senior credit facility requires us to maintain certain financial ratios in the event we draw on our revolving credit facility or issue letters of credit in excess of $12,000. As of July 1, we had no borrowings under our revolving credit facility and $5,708 in letters of credit outstanding, and as such were not required to maintain financial ratios under our senior credit facility.

Existing Senior Notes.    In connection with the Acquisition on June 1, 2010, Dave & Buster’s, Inc. closed a placement of $200,000 aggregate principal amount of senior notes (the “existing senior notes”). On November 15, 2010, Dave & Buster’s, Inc. completed an exchange with the holders of the existing senior notes pursuant to which the previously existing notes (sold in June 2010 pursuant to Rule 144A and Regulation S of the Securities Act of 1933, as amended (the “Securities Act”)) were exchanged for an equal amount of newly issued senior notes, which have been registered under the Securities Act. The existing senior notes are general unsecured, unsubordinated obligations of Dave & Buster’s, Inc. and mature on June 1, 2018. Interest on the existing senior notes is paid semi-annually and accrues at the rate of 11.0% per annum. On or after June 1, 2014, Dave & Buster’s, Inc. may redeem all, or from time-to-time, a part of the existing senior notes at redemption prices (expressed as a percentage of principal amount) ranging from 105.5% to 100.0% plus accrued and unpaid interest on the existing senior notes. Prior to June 1, 2013, Dave & Buster’s, Inc. may on any one or more occasions redeem up to 40.0% of the original principal amount of the notes using the proceeds of certain equity offerings at a redemption price of 111.0% of the principal amount thereof, plus any accrued and unpaid interest. As of May 1, 2011, our $200,000 of existing senior notes had an approximate fair value of $219,250 based on quoted market price.

The existing senior notes restrict Dave & Buster’s, Inc.’s ability to incur indebtedness, outside of the senior credit facility, unless the consolidated coverage ratio exceeds 2.0:1.0 or other financial and operational requirements are met. Additionally, the terms of the notes restrict Dave & Buster’s, Inc.’s ability to make certain payments to affiliated entities. Dave & Buster’s, Inc. was in compliance with the debt covenants as of May 1, 2011.

Our senior secured credit facility and the indenture governing the existing senior notes contain restrictive covenants that, among other things, will limit Dave & Buster’s, Inc.’s ability and the ability of its subsidiaries to; incur additional indebtedness, make loans or advances to subsidiaries and other entities, make initial capital expenditures in relation to new stores, declare dividends, acquire other businesses or sell assets. In addition, under our senior secured credit facility, we will be required to meet certain financial covenants, ratios and tests, including a minimum fixed charge coverage ratio and a maximum total leverage ratio. The indenture under which the existing senior notes have been issued also contain similar covenants and events of defaults.

Existing Discount Notes.    On February 22, 2011, Dave & Buster’s Parent, Inc. (now known as Dave & Buster’s Entertainment, Inc.) issued $180,790 aggregate principal amount at maturity of 12.25% senior discount notes (the “existing discount notes”). The notes will mature on February 15, 2016. No cash interest will accrue on the notes prior to maturity but the value of the notes will accrete (representing the amortization of original issue discount) between the date of original issue and the maturity date of the existing discount notes, at a rate of 12.25% per annum, compounded semi-annually using a 360-day year comprised of twelve 30-day months, such that the accreted value will equal the principal amount on such date.

Prior to February 15, 2013, Dave & Buster’s Entertainment, Inc. may on any one or more occasions redeem up to 100.0% of the aggregate principal amount at maturity of the existing discount notes using the proceeds of one or more equity offerings at a redemption price of 112.25% of the accreted value at the redemption date. On or after February 15, 2013 but prior to August 15, 2013, Dave & Buster’s Entertainment, Inc. may on any one or more occasions redeem up to 40.0% of the aggregate principal amount at maturity of the existing discount notes using the proceeds of one or more equity offerings at a redemption price of 112.25% of the accreted value at the redemption date. On or after August 15, 2013, Dave & Buster’s Entertainment, Inc. may redeem all, or from time-to-time, a part of the existing discount notes at redemption prices (expressed as a percentage of accreted value) ranging from 106.125% to 100.0%. As of May 1, 2011, our existing discount notes had an approximate fair value of $99,573 based on indexing of quoted market price of similar instruments.

Dave & Buster’s Entertainment, Inc. received net proceeds of $100,000 from the offering of the existing discount notes, which it used to pay debt issuance costs and to repurchase a portion of the common stock owned by certain of our stockholders. Dave & Buster’s Entertainment, Inc. did not retain any proceeds from the note issuance. Dave & Buster’s Entertainment, Inc. is the sole obligor of the notes. Neither D&B Holdings, Dave & Buster’s, Inc. nor any of its subsidiaries are guarantors of these notes. However, neither D&B Holdings nor Dave & Buster’s Entertainment, Inc. have any material assets or operations separate from Dave & Buster’s, Inc. As such, repayment of these notes will require a refinancing, an equity offering, or funds from the operations of Dave & Buster’s, Inc.

The existing discount notes restrict Dave & Buster’s Entertainment, Inc.’s and its subsidiaries (including Dave & Buster’s, Inc.’s) ability to incur indebtedness, outside of the senior credit facility, unless the consolidated coverage ratio (defined as the ratio of consolidated Adjusted EBITDA to consolidated interest expense) exceeds 2.00:1.00 or other financial and operational requirements are met. Additionally, the terms of the senior discount notes restrict Dave & Buster’s Entertainment, Inc.’s ability to make certain payments to affiliated entities. Dave & Buster’s Entertainment, Inc. was in compliance with the debt covenants as of May 1, 2011.

Predecessor Debt. As more fully described in the Notes to our Consolidated Financial Statements contained herein, on June 1, 2010, our then outstanding debt was fully retired in connection with our acquisition of D&B Holdings.

Historical Cash Flows

The following table presents a summary of our net cash provided by (used in) operating, investing and financing activities:

	Thirteen Weeks Ended		Fiscal Year Ended
	May 1, 2011	May 2, 2010	January 30, 2011	January 31, 2010	February 1, 2009
	(Successor)	(Predecessor)	(Combined)	(Predecessor)	(Predecessor)
Net cash provided by (used in):
Operating activities	$21,378	$9,445	$36,535	$59,054	$52,197
Investing activities	(7,532)	(6,985)	(115,719)	(48,406)	(49,084)
Financing activities	(675)	(125)	96,909	(2,500)	(13,625)

Thirteen Weeks Ended May 1, 2011 Compared to Thirteen Weeks Ended May 2, 2010

Net cash provided by operating activities was $21,378 for the thirteen weeks ended May 1, 2011 compared to cash provided by operating activities of $9,445 for the thirteen weeks ended May 2, 2010. Additional cash flows were generated from improved store sales and a shift in the timing of required interest payments.

Net cash used in investing activities was $7,532 for the thirteen weeks ended May 1, 2011 compared to $6,985 for the thirteen weeks ended May 2, 2010. For the thirteen weeks ended May 1, 2011 investing activities includes $6,064 of capital expenditure for new store construction and operating improvement initiatives, $221 for games and $2,045 for maintenance capital. The Company received insurance proceeds of $798 for reimbursement of certain leasehold improvements damaged in the flooding that occurred at our Nashville, Tennessee location and are included in investing activities for fiscal 2011. See Note 3 of our Consolidated Financial Statements for further discussion regarding this casualty loss. During the thirteen weeks ended May 2, 2010, the Company spent approximately $3,872 ($2,619 net of cash contributions from landlords) for new store construction and operating improvement initiatives, $1,034 for games and $2,082 for maintenance capital.

Net cash used by financing activities was $675 for the thirteen weeks ended May 1, 2011 compared to cash used in financing activities of $125 for the thirteen weeks ended May 2, 2010. The financing activities during the thirteen weeks ended May 1, 2011 include two required paydowns under our term loan facility totaling $750. The financing activities for the thirteen weeks ended May 2, 2010 include required paydowns under our term loan facility of $125.

We plan to finance future growth through operating cash flows, debt facilities and tenant improvement allowances from landlords. We expect to spend approximately $82,000 ($74,000 net of cash contributions from landlords) in capital expenditures during fiscal 2011. The fiscal 2011 expenditures are expected to include approximately $61,000 ($53,000 net of cash contributions from landlords) for new store construction and operating improvement initiatives.

Fiscal 2010 Compared to Fiscal 2009

Net cash provided by operating activities was $36,535 for fiscal 2010 compared to cash provided by operating activities of $59,054 for fiscal 2009. In addition to the downward pressure on cash flow generated by comparable store sales declines, we incurred additional cash flow reductions associated to transaction expenses and debt costs.

Net cash used in investing activities was $115,719 for fiscal 2010 compared to $48,406 for fiscal 2009. The investing activities for fiscal 2010 includes a capital investment of $245,498 by the Oak Hill Funds which in part funded the $330,803 cash disbursement paid to purchase Predecessor common stock. Fiscal 2010 investing activities also includes $16,245 of capital expenditure ($13,231 net of cash contributions from landlords) for new store construction and operating improvement initiatives, $7,238 for games and $11,750 for maintenance capital. Insurance proceeds of $4,808 were received for reimbursement of certain property and equipment damaged in the flooding that occurred at our Nashville, Tennessee location and are included in investing activities for fiscal 2010. See Note 5 of our Consolidated Financial Statements for further discussion regarding this casualty loss. During the 2009 fiscal year, the Company spent approximately $33,827 ($25,484 net of cash contributions from landlords) for new store construction and operating improvement initiatives, $3,894 for games and $10,702 for maintenance capital.

Net cash provided by financing activities was $96,909 for fiscal 2010 compared to cash used in financing activities of $2,500 in fiscal 2009. The financing activities during fiscal 2010 include proceeds of $350,500, net of discount arising from our existing discount notes and senior secured credit facility, including a $2,000 draw on our revolver. The repayment of the $2,000 revolver draw and first two required paydowns of the senior secured credit facility were made during fiscal 2010. The debt proceeds were used in part to fund the Acquisition and paydown existing debt, including accrued interest. Additionally, $12,591 was used to fund debt issuance costs on the newly issued debt instruments. The financing activities for fiscal 2009 include required principal payments on the term loan facility of $500 and net paydowns under our revolving credit facility of $2,000.

Fiscal 2009 Compared to Fiscal 2008

Net cash provided by operating activities was $59,054 for fiscal 2009 compared to cash provided by operating activities of $52,197 for fiscal 2008. The increase in cash flow from operations is primarily due to the implementation of cash saving measures such as labor initiatives designed to reduce hourly labor cost and management costs in the stores and reduced labor costs in the corporate headquarters.

Net cash used in investing activities was $48,406 for fiscal 2009 compared to $49,084 for fiscal 2008. The investing activities for fiscal 2009 primarily include $48,423 in capital expenditures. The investing activities for fiscal 2008 primarily include $49,254 in capital expenditures.

Net cash used in financing activities was $2,500 for fiscal 2009 compared to $13,625 in fiscal 2008. The financing activities for fiscal 2009 include required principal payments on the term loan facility of $500 and net paydowns under our revolving credit facility of $2,000. The financing activities for fiscal 2008 include required paydowns under our term loan facility of $625, net borrowings under our revolving credit facility of $2,000, and retirement of $15,000 of our existing senior notes.

Contractual Obligations and Commercial Commitments

The following table sets forth the contractual obligations and commercial commitments as of May 1, 2011:

	Total	1 Year or Less	2-3 Years	4-5 Years	After 5 Years
Existing discount notes	$180,790	$—	$—	$180,790	$—
Senior credit facility(1)	148,500	1,125	3,375	3,000	141,000
Existing senior notes	200,000	—	—	—	200,000
Interest requirements(2)(3)	213,068	29,121	64,672	62,073	57,202
Operating leases(4)	498,267	47,332	97,099	94,019	259,817

Total	$1,240,625	$77,578	$165,146	$339,882	$658,019

(1)	Our senior credit facility includes a $150,000 term loan facility and $50,000 revolving credit facility, including a sub-facility for borrowings in Canadian dollars by our Canadian subsidiary, a letter of credit sub-facility, and a swingline sub-facility. As of May 1, 2011, we had no borrowings under the revolving credit facility, borrowings of $148,500 ($147,230 net of discount) under the term facility and $5,708 in letters of credit outstanding.
(2)	The cash obligations for interest requirements consist of interest requirements on our fixed rate debt obligations at their contractual rates and interest requirements on variable rate debt obligations at rates in effect at May 1, 2011.
(3)	On May 13, 2011, D&B Holdings and Dave & Buster’s, Inc. executed an amendment (the “Amendment”) to its senior secured credit facility. The Amendment reduced the applicable term loan margins and LIBOR floor used in setting interest rates, as well as limited Dave & Buster’s, Inc.’s requirement to meet the covenant ratios, as stipulated in the Amendment, until such time as we make a draw on our revolving credit facility or issue letters of credit in excess of $12,000. The reduction in the applicable margin and LIBOR floor resulted in an interest rate reduction of .5%. Had that rate been in effect as of May 1, 2011, the reported interest requirement above would be less by $561 in Year 1, $1,660 in Years 2-3, $1,443 in Years 4-5, and $178 thereafter.
(4)	Our operating leases generally provide for one or more renewal options. These renewal options allow us to extend the term of the lease for a specified time at an established annual lease payment. Future obligations related to lease renewal options that have not been exercised are excluded from the table above.

The following table represents our contractual obligations and commercial commitments associated with our debt and other obligations disclosed above as of May 1, 2011, on an as adjusted basis assuming our receipt of the proceeds from the sale of our common stock in this offering, the reduction of our aggregate indebtedness by approximately $             and the payment of premiums, accrued interest and expenses in connection with the reduction of our existing indebtedness, as if those transactions had occurred at that date:

	Total		1 Year or Less		2-3 Years		4-5 Years		After 5 Years
Existing discount notes	$		$		$		$		$
Senior credit facility
Existing senior notes
Interest requirements
Operating leases		498,267		47,332		97,099		94,019		259,817

Total	$		$		$		$		$

Off-Balance Sheet Arrangements

We have no material off-balance sheet arrangements.

Quantitative and qualitative disclosures about market risk

We face market risk relating to changes in the general level of interest rates. Earnings are affected by changes in interest rates due to the impact of those changes on interest expense from variable rate debt. We are exposed to market risk from interest rate changes on our senior credit facility. This exposure relates to the variable component of the interest rate on our $200,000 senior credit facility. As of May 1, 2011, we had borrowings of $148,500 ($147,230, net of discount) under the term facility, which was indexed to three-month LIBOR. A hypothetical 10% increase in the variable portion of the interest rate associated with our term facility would increase our interest expense by approximately $260. As of May 1, 2011 we had no borrowings under our revolving credit facility. Therefore, we had no exposure to interest rate fluctuations on our revolving credit facility as of that date.

Critical Accounting Policies and Estimates

The above discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and disclosures of contingent assets and liabilities. Our significant accounting policies are described in Note 2 to the accompanying consolidated financial statements for the year ended January 30, 2011. Critical accounting policies are those that we believe are most important to portraying our financial condition and results of operations and also require the greatest amount of judgments by management. Judgments or uncertainties regarding the application of these policies may result in materially different amounts being reported under different conditions or using different assumptions. We consider the following policies to be the most critical in understanding the judgments that are involved in preparing the consolidated financial statements.

Property and equipment.    Property and equipment are recorded at cost. Expenditures that substantially increase the useful lives of the property and equipment are capitalized, whereas costs incurred to maintain the appearance and functionality of such assets are charged to repair and maintenance expense. Interest costs incurred during construction are capitalized and depreciated based on the estimated useful life of the underlying asset. These costs are depreciated using the straight-line method over the estimate of the depreciable life, resulting in a charge to the operating results. Our actual results may differ from these estimates under different assumptions or conditions.

Reviews are performed regularly to determine whether facts or circumstances exist that indicate the carrying values of property and equipment are impaired. We assess the recoverability of property and equipment by comparing the projected future undiscounted net cash flows associated with these assets to their respective carrying amounts. Impairment, if any, is based on the excess of the carrying amount over the estimated fair market value of the assets. Changes in the estimated future cash flows could have a material impact on the assessment of impairment. We did not recognize any impairment losses related to property and equipment for fiscal 2010, 2009 or 2008.

Accounting for business combinations.    The Acquisition resulted in a change in ownership of 100% of D&B Holdings’ and Dave & Buster’s, Inc.’s’ outstanding common stock. In accordance with accounting guidance for business combinations, the purchase price paid in the Acquisition has been “pushed down” to Dave & Buster’s, Inc.’s financial statements and is allocated to record the acquired assets and liabilities assumed based on their fair value. The Acquisition and the allocation of the purchase price to the assets and liabilities as of June 1, 2010 has been recorded based on internal assessments and third party valuation studies.

Goodwill and intangible assets.    We account for our goodwill and intangible assets in accordance with accounting guidance for business combinations and accounting guidance for goodwill and other intangible assets. In accordance with accounting guidance for business combinations, goodwill of approximately $272,359 and intangible assets of $79,000 representing trade names were recognized in connection with the acquisition of D&B Holdings by the Oak Hill Funds that occurred on June 1, 2010. In accordance with accounting guidance for goodwill and other intangible assets, goodwill and trade names, which have an indefinite useful life, are not being amortized. However, both goodwill and trade names are subject to annual impairment testing.

The evaluation of the carrying amount of other intangible assets with indefinite lives is made at least annually by comparing the carrying amount of these assets to their estimated fair value. The estimated fair value is generally determined on the basis of discounted future cash flows. If the estimated fair value is less than the carrying amount of the other intangible assets with indefinite lives, then an impairment charge is recorded to reduce the asset to its estimated fair value.

The annual impairment tests were most recently performed in fiscal 2010. No impairment of assets was determined as a result of these tests for fiscal 2010, 2009 or 2008.

Income taxes.    We file consolidated returns with all our domestic subsidiaries. We use the asset/liability method for recording income taxes, which recognizes the amount of current and deferred taxes payable or refundable at the date of the financial statements as a result of all events that are recognized in the financial statements and as measured by the provisions of enacted tax laws. We have adopted accounting guidance for uncertainty in income taxes. This guidance limits the recognition of income tax benefits to those items that meet the “more likely than not” threshold on the effective date.

The calculation of tax liabilities involves significant judgment and evaluation of uncertainties in the interpretation of store tax regulations. As a result, we have established reserves for taxes that may become payable in future years as a result of audits by tax authorities. Tax reserves are reviewed regularly pursuant to accounting guidance for uncertainty in income taxes. Tax reserves are adjusted as events occur that affect the potential liability for additional taxes, such as the expiration of statutes of limitations, conclusion of tax audits, identification of additional exposure based on current calculations, identification of new issues, or the issuance of statutory or administrative guidance or rendering of a court decision affecting a particular issue. Accordingly, we may experience significant changes in tax reserves in the future, if or when such events occur.

Deferred tax assets.    A deferred income tax asset or liability is established for the expected future consequences resulting from temporary differences in the financial reporting and tax bases of assets and liabilities. As of May 1, 2011, we have recorded a valuation allowance against our deferred tax assets. The valuation allowance was established in accordance with accounting guidance for income taxes. If we generate taxable income in future periods or if the facts and circumstances on which our estimates and assumptions are based were to change, thereby impacting the likelihood of realizing the deferred tax assets, judgment would have to be applied in determining the amount of valuation allowance no longer required.

Accounting for amusement operations.    The majority of our amusement revenue is derived from guest purchases of game play credits which allow our guests to play the video and redemption games in our Midways. We have recognized a liability for the estimated amount of unused game play credits, which we believe our guests will utilize in the future based on credits remaining on Power Cards, historic utilization patterns and revenue per game credit sold. Certain Midway games allow guests to earn coupons, which may be redeemed for prizes. The cost of these prizes is included in the cost of amusement products and is generally recorded when coupons are utilized by the guest by either redeeming the coupons for a prize in our “Winner’s Circle” or storing the coupon value on a Power Card for future redemption. We have accrued a liability for the estimated amount of outstanding coupons that will be redeemed in subsequent periods based on tickets outstanding, historic redemption patterns and the estimated redemption cost of products per ticket.

Insurance reserves.    We use a combination of insurance and self-insurance mechanisms to provide for potential liabilities for workers’ compensation, healthcare benefits, general liability, property insurance, director and officers’ liability insurance and vehicle liability. Liabilities associated with the risks that are retained by us are estimated, in part, by considering historical claims experience, demographic factors, severity factors and other actuarial assumptions. Portions of the estimated accruals for these liabilities are calculated by third-party actuarial firms.

Loss contingencies.    We maintain accrued liabilities and reserves relating to the resolution of certain contingent obligations. Significant contingencies include those related to litigation. We account for contingent obligations in accordance with accounting guidance for contingencies. This guidance requires that we assess each contingency to determine estimates of the degree of probability and range of possible settlement. Contingencies which are deemed probable and where the amount of such settlement is reasonably estimable are accrued in our financial statements. If only a range of loss can be determined, we accrue to the best estimate within that range; if none of the estimates within that range is better than another, we accrue to the low end of the range. The assessment of loss contingencies is a highly subjective process that requires judgments about future events. Contingencies are reviewed at least quarterly to determine the adequacy of the accruals and related financial statement disclosure.

Recent Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (“FASB”) amended the guidance related to fair value measurements and disclosures. This guidance uses a three-level fair value hierarchy that prioritizes the inputs used to measure fair value and requires companies to provide additional disclosures based on that hierarchy. The three-levels of inputs used to measure fair value are as follows: Level 1 defined as observable inputs such as quoted prices in active markets for identical assets or liabilities as of the reporting date, Level 2 defined as pricing inputs other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reporting date, Level 3 defined as pricing inputs that are generally less observable from objective sources. Effective for interim and annual reporting periods beginning after December 15, 2009, disclosure of the amount of and reasons for significant transfers in and out of Level 1 and Level 2 fair value measurements is required. The amendment also clarified that for Level 2 and Level 3 fair value measurements, valuation techniques and inputs used for both recurring and nonrecurring fair value measurements are required to be disclosed. The adoption of this guidance on February 1, 2010 did not have a material impact on the Company’s Consolidated Financial Statements. Additionally, effective for fiscal years beginning after December 15, 2010, a reporting entity should separately present information about purchases, sales, issuances and settlements on a gross basis in its reconciliation of Level 3 recurring fair value measurements. This accounting guidance is not expected to materially affect the Company’s Consolidated Financial Statements.

Changes In and Disagreements with Accountants on Accounting and Financial Disclosure

On August 25, 2010, Ernst & Young, LLP (the “Former Auditors”) was dismissed as Dave & Buster’s, Inc.’s independent auditors. The Audit Committee of the Board of Directors of Dave & Buster’s, Inc. approved their dismissal on August 24, 2010.

The Former Auditors’ audit report on Dave & Buster’s, Inc.’s consolidated financial statements for each of the fiscal years 2009 and 2008 did not contain an adverse opinion or disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope or accounting principles.

During Dave & Buster’s, Inc.’s most recent two fiscal years and through the subsequent interim period on or prior to August 25, 2010, (a) there were no disagreements between Dave & Buster’s, Inc. and the Former Auditors on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of the Former Auditors, would have caused the Former Auditors to make reference to the subject matter of the disagreement in connection with its report; and (b) no reportable events as set forth in Item 304(a)(1)(v)(A) through (D) of Regulation S-K of the Securities Act have occurred.

Effective September 2, 2010, the Audit Committee of the Board of Directors of Dave & Buster’s, Inc. appointed KPMG LLP as its new independent registered public accounting firm for the fiscal year ending January 30, 2011. During our fiscal 2008 and fiscal 2009 years and subsequent interim period on or prior to September 2, 2010, we did not consult with KPMG LLP regarding the application of accounting principles to a specified transaction, either completed or proposed, or any of the matters or events set forth in Item 304(a)(2) of Regulation S-K.

Dave & Buster’s Entertainment, Inc. and D&B Holdings were not voluntary filers with the SEC at the time of the Former Auditors’ dismissal, however, the audit committees of each of Dave & Buster’s Entertainment, Inc and D&B Holdings dismissed the Former Auditors in the same period.

BUSINESS

Company Overview

We are a leading owner and operator of high-volume venues that combine dining and entertainment in North America for both adults and families. Founded in 1982, we are the only national concept to offer its guest base the opportunity to “Eat Drink Play” all in one location, through a full menu of high-quality food and beverage items combined with an extensive assortment of entertainment attractions, including skill and sports-oriented redemption games, state-of-the-art video games, interactive simulators and other traditional games. While our guests are primarily a balanced mix of men and women aged 21 to 39, we are also an attractive venue for families with children and teenagers. For the twelve months ended May 1, 2011, we generated total revenues, Adjusted EBITDA and operating income of $528.6 million, $93.0 million and $28.0 million, respectively.

We have an attractive store economic model which helps drive our high average store revenues and Store-level EBITDA. For comparable stores in fiscal 2010, average revenues were $9.8 million, average Store-level EBITDA was $2.1 million and average Store-level EBITDA margin was 22%. Furthermore, for that same period, each of our Dave & Buster’s comparable stores had positive Store-level EBITDA, with over 85% of our stores generating more than $1.0 million of individual Store-level EBITDA. As part of our business model, approximately 49% of our total revenues for fiscal 2010 were from entertainment, which contributed a gross margin of 84% for the period.

In the highly competitive restaurant and entertainment industries, we believe Dave & Buster’s differentiates itself by offering guests a combination of entertainment and dining in a fun, high energy atmosphere. Unlike the strategy of many restaurants of shortening visit times by focusing on turning tables faster, we aim to increase the length of stay in our locations to drive incremental revenues and improve the guest’s experience. As of July 1, 2011, we owned and operated 56 stores in 24 states and Canada. In addition, there is one franchised store operating in Canada. We have a flexible store format model, which allows us to size each store appropriately for each market in which we compete. Our stores average 48,000 square feet, range in size between 16,000 and 66,000 square feet and are open seven days a week, with hours of operation ranging from 11:30 a.m. to 2:00 a.m.

Due to the strength of our brand and the appeal of our combined entertainment and food and beverage offering, we have exhibited strong performance under the guidance of our current management team. Since 2006, we have implemented a series of operating initiatives which have streamlined our operations and reduced costs. Our operating income has increased from $8.0 million in fiscal 2006 (a 53-week year) to $28.0 million for the twelve months ended May 1, 2011 and our operating income margin has increased from 1.6% to 5.3% over the same period. Likewise, we have increased our Adjusted EBITDA from $70.5 million in fiscal 2006 to $93.0 million for the twelve months ended May 1, 2011 and increased our Adjusted EBITDA margins over the same period from 13.8% to 17.6%. These initiatives have also enhanced the operating leverage generated by our business model and we have the potential to further improve margins and deliver greater earnings from any increases in comparable store sales. While implementing initiatives focused on our cost structure, we have simultaneously increased our guest satisfaction in both food and entertainment. We have also rebuilt our new store expansion strategy and pipeline, have successfully opened eight stores since fiscal 2008 and plan to open three stores in fiscal 2011.

Our History

In 1982, David “Dave” Corriveau and James “Buster” Corley founded Dave & Buster’s under the belief that there was consumer demand for a combined experience of entertainment, food and drinks. We opened our first store in Dallas, Texas in 1982 and since then we have expanded our portfolio nationally to 56 stores across 24 states and Canada.

From 1997 to early 2006, we operated as a public company under the leadership of Dave and Buster. In March 2006, Dave & Buster’s, Inc. was acquired by Dave & Buster’s Holdings, Inc. (“D&B Holdings”), a holding company controlled by affiliates of Wellspring Capital Partners III, L.P. (“Wellspring”) and HBK Main Street Investors L.P. (“HBK”). In connection with the acquisition of Dave & Buster’s by Wellspring and HBK, Dave & Buster’s common stock was delisted from the New York Stock Exchange. In addition, in 2006 we hired our current management team led by our Chief Executive Officer, Stephen King.

On June 1, 2010, Dave & Buster’s Entertainment, Inc. (formerly known as Dave & Buster’s Parent, Inc. and originally named Games Acquisition Corp.), a newly-formed Delaware corporation owned by Oak Hill Capital Partners III, L.P. and Oak Hill Capital Management Partners III, L.P. (collectively, the “Oak Hill Funds” and together with their manager, Oak Hill Capital Management, LLC, and its related funds, “Oak Hill Capital Partners”) acquired all of the outstanding common stock (the “Acquisition”) of D&B Holdings from Wellspring and HBK. In connection therewith, Games Merger Corp., a newly-formed Missouri corporation and an indirect wholly-owned subsidiary of Dave & Buster’s Entertainment, Inc., merged (the “Merger”) with and into D&B Holdings’ wholly-owned, direct subsidiary, Dave & Buster’s, Inc. (with Dave & Buster’s, Inc. being the surviving corporation in the Merger). As a result of the Acquisition and certain post-acquisition activity, the Oak Hill Funds indirectly control approximately 95.7% of our outstanding common stock and have the right to appoint certain members of our Board of Directors, and certain members of our Board of Directors and management control approximately 4.3% of our outstanding common stock. Upon completion of this offering, the Oak Hill Funds will beneficially own approximately     % of our outstanding common stock, or     % if the underwriters exercise their option to purchase additional shares in full, and certain members of our Board of Directors and our management will beneficially own approximately     % of our common stock or     % if the underwriters exercise their option to purchase additional shares in full.

On September 30, 2010, we purchased $1.5 million of our common stock from a former member of management, of which $1 million has been paid prior to May 1, 2011. The Company has accrued five hundred thousand dollars for the remaining purchase price. The purchased shares are being held as Treasury Stock by the Company.

On February 22, 2011, we issued $180.8 million aggregate principal amount at maturity of 12.25% senior discount notes (the “existing discount notes”). The notes will mature on February 15, 2016. No cash interest will accrue on the notes prior to maturity. We received net proceeds of $100.0 million, which we used to pay debt issuance costs and to repurchase a portion of our outstanding common stock from certain of our stockholders. We did not retain any proceeds from the note issuance. Dave & Buster’s Entertainment, Inc. is the sole obligor of the notes. Neither D&B Holdings, Dave & Buster’s, Inc. or any of their subsidiaries are guarantors of these notes.

On March 23, 2011, we sold to a member of management seventy-five newly issued shares of our common stock for an aggregate sale price equal to seventy-five thousand dollars, the value based on an independent third party valuation prepared as of January 31, 2011.

On June 28, 2011, we purchased approximately ninety shares of our common stock from a former member of management for approximately ninety thousand dollars. The purchased shares are being held as Treasury Stock by the Company.

Upon completion of this offering, the Oak Hill Funds will beneficially own approximately     % of our outstanding common stock, or     % if the underwriters exercise their option to purchase additional shares in full, and certain members of our Board of Directors and our management will beneficially own approximately     % of our common stock or     % if the underwriters exercise their option to purchase additional shares in full.

Eat Drink Play—The Core of Our National Concept

When our founders opened our first location in Dallas, Texas in 1982, they sought to create a unique concept with a fun, upbeat atmosphere providing interactive entertainment options for adults and families, while serving high-quality food and beverages. Since then we have followed the same principle for each new store, and in doing so have developed a distinctive brand based on a differentiated guest value proposition: Eat Drink Play. The interplay between entertainment, dining and full-service bar areas is the defining feature of the Dave & Buster’s guest experience, and the layout of each store is designed to maximize crossover between these activities. We believe this combination creates an experience that cannot be easily replicated at home or elsewhere without having to visit multiple destinations. Our locations are also designed to be attractive venues for private parties, business functions and other corporate sponsored events.

We continue to differentiate our food menu from other casual dining concepts. Our recently reengineered menu includes items that we believe reinforce the fun of the Dave & Buster’s brand. Recent additions to the menu have become top sellers within their categories. We believe we offer high-quality meals, including gourmet pastas, choice-grade steaks, premium sandwiches, decadent desserts and health-conscious entrée options that compare favorably to those of other higher end casual dining operators. Each of our locations also offers full bar service including an extensive array of beers, signature cocktails, premium spirits and nonalcoholic beverages. Food and beverage accounted for approximately 51% of our total revenues during fiscal 2010.

The Midway represents a significant area in each of our stores and offers an extensive array of amusements and entertainment options, with typically over 150 redemption and simulation games. The entertainment options in our Midway are the core differentiating feature of our brand, and these revenues accounted for approximately 49% of our total revenues during fiscal 2010. Redemption games, which represented 75% of our amusement revenues in fiscal 2010, offer our guests the opportunity to win tickets that are redeemable at our “Winner’s Circle” for prizes ranging from branded novelty items to high-end home electronics. We believe this “opportunity to win” creates a highly-energized social experience that is an important aspect of the Dave & Buster’s in-store experience and cannot be replicated at home. Our state-of-the-art video and simulation games, many of which can be played by multiple guests simultaneously, represented 21% of our amusement revenues in fiscal 2010. Traditional amusements represented the remainder of our amusement revenues and include billiards, bowling and shuffleboard tables. In addition, each of our stores contains multiple large screen televisions and high quality audio systems providing guests with an attractive venue for watching live sports and other televised events.

Our Company’s Core Strengths

We believe the following strengths differentiate us and are essential to our continued success:

Strong, differentiated brand with broad guest appeal.    We believe that the multi-faceted guest experience of Eat Drink Play at Dave & Buster’s, supported by our marketing campaigns as well as our established 28 year history, have helped us create a differentiated brand that is widely recognized and has no direct national competitor. This is evidenced by our brand’s strong consumer awareness of over 90% in our existing trade areas. Our brand’s connection with its guests is evidenced by our guest loyalty program that currently has over 1.5 million members and increased approximately 120.0% over the last two years. Our guest research shows that our brand appeals to a balanced mix of male and female adults, primarily between the ages of 21 and 39, as well as families and teenagers. Based on guest survey results, we also believe that the average household income of our guests is approximately seventy thousand dollars, which we believe is representative of an attractive demographic.

Multi-faceted guest experience offers an excellent value proposition.    We believe that our combination of interactive entertainment, high-quality dining and full-service beverage offering, delivered in a highly-energized atmosphere that caters to both adults and families, provides a multi-faceted guest experience that cannot be replicated at home or elsewhere without having to visit multiple destinations. We also believe that the cost of visiting a Dave & Buster’s offers an attractive value proposition for our guests relative to pursuing separate dining and entertainment options.

Attractive store economic model with diversified cash flows and strong cash-on-cash returns.    We believe we have a structural advantage in our store economic model compared with traditional restaurant concepts, which helps increase our average store revenues and Store-level EBITDA. Our entertainment offerings have low variable costs and produced attractive gross margins of 84% for fiscal 2010. With approximately half of our revenues from entertainment, we have less exposure than traditional restaurant concepts to food costs, which represented only 9% of revenues in fiscal 2010. Given the operating leverage generated by our business model, enhanced by recent management initiatives, we have the potential to further improve margins and deliver greater earnings from any increases in comparable store sales. For example, with comparable store sales growth of 6.2% in the first quarter of fiscal 2011 over the comparable period in 2010, our Adjusted EBITDA and Adjusted EBITDA margins increased by 24.7% and 359 basis points, respectively. Since 2008, our eight store openings have generated average year one cash-on-cash returns of approximately 29.4%.

History of successful product innovation and marketing initiatives.    We have a history of implementing innovative marketing initiatives, including Eat & Play Combo enhancements, higher Power Card “buy-ins,” Super Charge up-sell and Half-Price Game Play on Wednesdays, which have helped increase guest visits while encouraging them to participate more fully across our range of food, beverage and entertainment offerings. We are continuously exploring new partnerships, games and food items to retain and drive new traffic, and leveraging centralized technology to increase the overall performance of our stores and to maximize efficiency of the Midway.

Strong commitment to guest satisfaction.    While we have been focused on margin enhancing initiatives, we have simultaneously improved our guest satisfaction levels. Through the implementation of guest feedback tools throughout the organization, including a periodic Guest Satisfaction Survey and Quarterly Brand Health Study, we collect information from our guests that helps us to improve and enhance the overall guest experience. We have identified several key drivers of guest satisfaction, and have initiated programs to improve focus on these drivers while successfully improving our cost structure. The percentage of guest survey respondents rating us “Top Box” in our Guest Satisfaction Survey has improved significantly over the past several years. Between fiscal 2007 when the surveys began and fiscal 2010, the number of guests responding “Very Likely” on “Intent to Recommend to a Friend, Relative or Colleague” increased from 64.8% to 77.4%. The number of guests responding “Excellent” on “Food Quality” increased from 37.9% to 69.0%. Most importantly, the percentage of “Excellent” scores for “Overall Experience” increased from 44.0% to 73.2% over the same period.

Percentage of Walk-In Guests Awarding “Top Box” Scores

Management team with proven track record.    We are led by a strong management team with extensive experience with national brands in all aspects of casual dining and entertainment operations. In 2006, we hired our Chief Executive Officer, Stephen King. Mr. King is the former Chief Operating Officer and Chief Financial Officer of TGI Friday’s, where he spent 22 years and increased domestic and international store count from approximately 105 to approximately 790 during his tenure. From fiscal 2006 to the twelve months ended May 1, 2011, under the leadership of Mr. King, Adjusted EBITDA has grown by over 30%, Adjusted EBITDA Margins have increased by approximately 380 basis points and employee turnover and guest satisfaction metrics have improved significantly. In connection with the acquisition of Dave & Buster’s by Oak Hill Capital Partners, our management team has invested approximately $4.6 million of cash in the equity of Dave & Buster’s and currently owns 10.9% on a fully diluted basis. We believe that our management team’s prior experience in the restaurant and entertainment industries combined with its demonstrated success at Dave & Buster’s in recent years provides us with strong insights into our guest base and enables us to create the dynamic environment that is core to our brand.

Our Growth Strategies

The operating strategy that underlies the growth of our concept is built on the following key components:

Pursue disciplined new store growth.    We will continue to pursue a disciplined new store growth strategy in both new and existing markets where we can achieve consistent high store revenues and attractive store-level cash-on-cash returns. We have created a new store expansion strategy and rebuilt our pipeline by instituting a systematic site selection process based on consumer research and analysis of transactional data designed to optimize store location, size and design. Our site selection process and flexible store design enable us to customize each store to maximize return on capital given the characteristics of the market and location. We expect our new large format stores to be approximately 35,000 – 40,000 square feet and our small format stores to be approximately 22,000 – 25,000 square feet, which provides us the flexibility to enter new smaller markets and further penetrate existing markets. These formats also provide us the flexibility to choose between building new stores or converting existing space. With respect to stores we expect to open in the near term, we are targeting a year one cash-on-cash return of 25% to 35% for both our large format and small format store openings, levels that are consistent with the average of Dave & Buster’s store openings in recent years. To achieve this return we target a ratio of first year store revenues to net development costs of approximately one-to-one and Store-level EBITDA margins, excluding national marketing costs, of 27-30%. We also target average net development costs of approximately $10 million for large format stores and approximately $6 million for small format stores.

We believe the Dave & Buster’s brand is significantly under-penetrated, with internal studies and third-party research suggesting a total store universe in the United States and Canada in excess of 150 stores (including our 56 existing stores), approximately two and a half times our current store base. We currently plan to open three stores in 2011 and three or four stores in 2012. Thereafter, we believe there is potential to continue opening new stores at an annual rate of approximately 10% of our then existing store base.

Grow our comparable store sales.    We intend to grow our comparable store sales by continuing to differentiate the Dave & Buster’s brand from other food and entertainment alternatives, through the following strategies:

•

Differentiate our food and beverage offering:    We frequently test new menu items and seek to improve our food offering to better align with the Dave & Buster’s brand. To further reinforce the fun of our brand, our new menu includes familiar food items served in unique presentations. In fiscal 2010, we were favorably impacted by our newly reengineered menu and the introduction of our top selling appetizer and dessert.

•

Maintain fresh and exciting entertainment options:    Entertainment options are the core differentiating feature of the Dave & Buster’s brand, and staying current with the latest offerings helps drive repeat visits and increase length of guest stay. In fiscal 2011, we expect to spend an average of one hundred sixty-four thousand dollars per store on game refreshment, which we believe will drive brand relevance and comparable store sales growth. Further, we intend to upgrade viewing areas by introducing televisions in excess of 100 inches in stores within key markets in order to capture a higher share of the sports-viewing guest base. We also plan to elevate the redemption experience in our “Winner’s Circle” with more attractive prizes which we expect will favorably impact guest visitation and game play.

•

Enhance brand awareness and drive incremental visits to our stores through innovative marketing and promotions:    To further national awareness of our brand, we plan to continue to invest a significant portion of our marketing spend in television advertising. We have recently launched customized local store marketing programs to increase new visits and repeat visits to individual locations. Our guest loyalty program currently has approximately 1.5 million members, and we are aggressively improving our search engine and social marketing efforts. Our loyalty program and digital efforts allow us to communicate promotional offers directly to our most passionate brand fans. We also leverage our investments in technology across our marketing platform, including in-store marketing initiatives to drive incremental sales throughout the store.

•

Grow our special events usage:    We plan to continue to leverage and add resources to our special events sales force as the corporate special events market improves—the special events portion of our business represented 12% of our total revenues in fiscal 2010. We believe our special events business is an important sampling opportunity for our guests because many guests are experiencing Dave & Buster’s for the first time.

Continue to enhance margins.    We believe we are well -positioned to continue to increase margins and have additional opportunities to reduce costs. Based on the operating leverage generated by our business model, which has been enhanced by the operating initiatives implemented by management in recent years, we have the potential to further improve margins and deliver greater earnings from expected future increases in comparable store sales. Under our current cost structure, we estimate that more than 50% of any comparable store sales growth would flow through to our Adjusted EBITDA. We also believe that improved labor scheduling technology will allow us to further increase labor productivity in the future. Our continued focus on operating margins at individual locations and the deployment of best practices across our store base is expected to yield incremental margin improvements.

Site Selection

We believe that the location of stores is critical to our long-term success. We devote significant time and resources to strategically analyze each prospective market, trade area and site. We continually identify, evaluate and update our database of potential locations for expansion. To refine our site selection, we recently conducted extensive demographic and market analyses to determine the key drivers of successful new store performance. We now base new site selection on an analytical evaluation of a set of drivers we believe increase the probability of successful, high-volume stores.

During 2010, we opened one store in Wauwatosa, Wisconsin and one store in Roseville, California. The store in Wauwatosa (Milwaukee) opened as a large format design on March 1, 2010 and the store in Roseville (Sacramento) opened as a small format design on May 3, 2010. In 2009, we opened three new stores in Richmond, Virginia; Indianapolis, Indiana; and Columbus, Ohio. In 2008, we opened three new stores in Plymouth Meeting, Pennsylvania; Arlington, Texas; and Tulsa, Oklahoma.

We have two large format stores under construction in Orlando, Florida and Braintree, Massachusetts. We also have one small format store under construction in Oklahoma City, Oklahoma. We plan to open all three of these stores in fiscal 2011. In addition, we intend to reopen the store in Nashville, Tennessee (a large format store), which temporarily closed on May 2, 2010 due to flooding, in the fourth fiscal quarter of 2011.

Our Store Formats

We have historically operated stores varying in size from 29,000 to 66,000 square feet. After significant store-level research and analysis we have found that incremental square footage in excess of 40,000 yields limited incremental sales volumes and lower margins. We have also experienced significant variability among stores in volumes, individual store-level EBITDA and net investment costs. Further, we have conducted sales per square foot analyses on individual games and improved the mix of the more profitable attractions within the stores. In order to optimize sales per square foot and further enhance our store economics, we have reduced the target size of our future large format stores to 35,000—40,000 square feet. We may take advantage of local market and economic conditions to open stores that are larger or smaller than this target size. To accomplish this, we have reduced the back-of-house space, and optimized the sales area allocated to billiards and other traditional games in favor of space dedicated to more profitable video and redemption games. As a result, we expect to generate significantly higher sales per square foot than the average of our current store base.

To facilitate further growth of our brand, we have developed a small store format specifically designed to backfill existing markets and penetrate less densely populated markets. We opened our initial store using a small store format in Tulsa, Oklahoma, in January 2009. We also opened small store formats in Richmond, Virginia in April 2009, Columbus, Ohio in October 2009 and Roseville, California in May 2010. We believe that the small store format will maintain the unique and dynamic guest experience that is the foundation of our brand and allow us flexibility in our site selection process. Moreover, we expect the format to yield higher margins than our current stores by optimizing the ratio of “selling space” to back-of-the-house square footage and improving fixed cost leverage. Finally, we believe that the small store format will allow us to take less capital investment risk per store.

Our stores are generally located on land leased by our subsidiaries. Our lease terms, including renewal options, range from 20 to 40 years. Our leases typically provide for a minimum annual rent and contingent rent to be determined as a percentage of the applicable store’s annual gross revenues, subject to market-based minimum annual rents. We currently pay contingent rent in only a small number of our stores. Generally, leases are “net leases” that requires us to pay our pro rata share of taxes, insurance and maintenance costs. Typically, one of our subsidiaries is a party to the lease, and performance is guaranteed by the Company for all or for a portion of the lease term. Leases on two of our stores are scheduled to expire during fiscal 2012. One of the stores does not have an option to renew, and the Company is negotiating an extension of the term of the lease on the other store. A decision not to renew a lease for a store could be based on a number of factors, including an assessment of the area in which the store is located. We may choose not to renew, or may not be able to renew, certain of such existing leases if the capital investment then required to maintain the stores at the leased locations is not justified by the return on the required investment. If we are not able to renew the leases at rents that allow such stores to remain profitable as their terms expire, the number of such stores may decrease, resulting in lower revenue from operations, or we may relocate a store, which could subject us to construction and other costs and risks, and, in either case, could have a material adverse effect on our business, results of operations or financial condition.

In addition to our leased stores, we lease a 47,000 square foot office building and 30,000 square foot warehouse facility in Dallas, Texas, for use as our corporate headquarters and distribution center. This lease expires in October 2021, with options to renew until October 2041. We also lease a 22,900 square foot warehouse facility in Dallas, Texas, for use as additional warehouse space. This lease expires in January 2014.

Marketing, Advertising and Promotion

Our corporate marketing department manages all consumer-focused initiatives for the Dave & Buster’s brand. In order to drive sales and expand our guest base, we focus our efforts in three key areas:

•	Marketing: national advertising, media, promotions, in-store merchandising, pricing, local and digital marketing programs

•	Food and beverage: menu & product development, in-store execution

•	Guest insights: research, brand health & tracking

We spent approximately $26.7 million in marketing efforts in fiscal 2010, $26.6 million in fiscal 2009 and $26.6 million in fiscal 2008. Our annual marketing expenditures include corporate allocations of the cost of national programs totaling approximately $25.8 million, $25.7 million and $25.0 million in fiscal years 2010, 2009 and 2008, respectively. We have improved marketing effectiveness through a number of initiatives. Over the last three years, we:

•	performed extensive research to better understand our guest base and fine-tune the brand positioning;

•	refined our marketing strategy to better reach both young adults and families;

•	created a new advertising campaign;

•

invested in menu research and development to differentiate our food offerings from our competition and improve key product attributes (quality, consistency, value and overall guest satisfaction) and execution;

•	developed product/promotional strategies to attract new guests and increase spending/length of stay;

•	leveraged our loyalty database to engage and motivate guests;

•	invested more in digital social media to create stronger relationships with consumers; and

•	defined a consistent brand identity that reflects our quality, heritage and energy.

To drive traffic and increase visit frequency and average check size, the bulk of our marketing budget is allocated to our national cable television media. To enhance that effort, we also develop:

•	local marketing plans;

•	in-store promotions;

•	digital loyalty programs;

•	market-wide print;

•	national and local radio;

•	emails; and

•	websites.

We work with external advertising, digital, media and design agencies in the development and execution of these programs.

Special Event Marketing

Our corporate and group sales programs are managed by our sales department, which provides direction, training, and support to the special events managers and their teams within each location. They are supported by a Special Events Call Center located at our Corporate Office, targeted print and online media plans, as well as promotional incentives at appropriate times across the year.

Operations

Management

The management of our store base is divided into six regions, each of which is overseen by a Regional Operations Director or Regional Vice President who reports to the President and Chief Operating Officer. Our Regional Operators oversee seven to eleven Company-owned stores each, which we believe enables them to better support the General Managers and achieve sales and profitability targets for each store within their region. In addition, we have one Regional Operations Director who primarily focuses on new store openings.

Our typical store team consists of a General Manager supported by an average of eight additional management positions. There is a defined structure of development and progression of job responsibilities from Line Manager through various positions up to the General Manager role. This structure ensures that an adequate succession plan exists within each store. Each Management member handles various departments within the location including responsibility for hourly employees. A typical store employs approximately 150 hourly employees, many of whom work part time. The General Manager and the management team is responsible for the day-to-day operation of that store, including the hiring, training and development of team members, as well as financial and operational performances. Our stores are generally open seven days a week, with hours of operation ranging from 11:30 a.m. to 2:00 a.m.

Operational Tools and Programs

We utilize a customized food and beverage analysis program that determines the theoretical food and beverage costs for each store and provides additional tools and reports to help us identify opportunities, including waste management. Our managers perform a weekly complete “test drive” of each game to ensure that our amusement offerings are consistent with Dave & Buster’s standards and operational. Consolidated reporting tools for each key driver of our business exist for our Regional Operations Directors to be able to identify and troubleshoot any systemic issues.

Management Information Systems

We utilize a number of proprietary and third party management information systems. These systems are designed to enable our games functionality, improve operating efficiencies, provide us with timely access to financial and marketing data, and reduce store and corporate administrative time and expense. We believe our management information systems are sufficient to support our store expansion plans.

Training

We strive to maintain quality and consistency in each of our stores through the careful training and supervision of our team members and the establishment of, and adherence to, high standards relating to personnel performance, food and beverage preparation, game playability and maintenance of our stores. We provide all new team members with complete orientation and one-on-one training for their positions to help ensure they are able to meet our high standards. All of our new team members are trained by partnering with a certified trainer to assure that the training and information they receive is complete and accurate. Team members are certified for their positions by passing a series of tests, including alcohol awareness training.

We require our new store managers to complete an 8-week training program that includes front of the house service, kitchen, amusements, and management responsibilities. Newly trained managers are then assigned to their home store where they receive additional training with their General Manager. We place a high priority on our continuing management development programs in order to ensure that qualified managers are available for our future openings. We conduct semi-annual talent reviews with each manager to discuss prior performance and future performance goals. Once a year we hold a General Manager conference in which our General Managers share best practices and also receive an update on our business plan.

When we open a new store, we provide varying levels of training to team members in each position to ensure the smooth and efficient operation of the store from the first day it opens to the public. Prior to opening a new store, our dedicated training and opening team travels to the location to prepare for an intensive two week training program for all team members hired for the new store opening. Part of the training teams stay on site during the first week of operation. We believe this additional investment in our new stores is important, because it helps us provide our guests with a quality experience from day one.

After a store has been opened and is operating smoothly, the managers supervise the training of new team members.

Recruiting and Retention

We seek to hire experienced General Managers and team members, and offer competitive wage and benefit programs. Our store managers all participate in a performance based incentive program that is based on sales, profit and employee retention goals. In addition, our salaried and hourly employees are also eligible to participate in a 401(k) plan, medical/dental/vision insurance plans and also receive vacation/paid time off based on tenure.

Food Preparation, Quality Control and Purchasing

We strive to maintain high food quality standards. To ensure our quality standards are met, we negotiate directly with independent producers of food products. We provide detailed quality and yield specifications to suppliers for our purchases. Our systems are designed to protect the safety and quality of our food supply throughout the procurement and preparation process. Within each store, the

Kitchen Manager is primarily responsible for ensuring the timely and correct preparation of food products, per the recipes we specify. We provide each of our stores with various tools and training to facilitate these activities.

The principal goods we purchase are games, prizes and food and beverage products, which are available from a number of suppliers.

Foreign Operations

We own and operate one store outside of the United States in Toronto, Canada. This store generated revenue of approximately $10.1 million USD in fiscal 2010, representing approximately 1.9% of our consolidated revenue. As of January 30, 2011, we have less than 2% of our long-lived assets located outside the United States. Additionally, a franchisee operates a Dave & Buster’s store located in Niagara Falls, Ontario, Canada which opened on June 25, 2009.

The foreign activities are subject to various risks of doing business in a foreign country, including currency fluctuations, changes in laws and regulations and economic and political stability. We do not believe there is any material risk associated with the Canadian operations or any dependence by the domestic business upon the Canadian operations.

Suppliers

The principal goods used by us are games, prizes and food and beverage products, which are available from a number of suppliers. We have expanded our contacts with amusement merchandise suppliers through the direct import program. We are a large buyer of traditional and amusement games and as a result receive attractive pricing arrangements. Federal and state health care mandates and mandated increases in the minimum wage could have the repercussion of increasing expenses, as suppliers may be adversely impacted by higher health care costs and increases in the minimum wage.

Competition

The out-of-home entertainment market is highly competitive. We compete for guests’ discretionary entertainment dollars with theme parks, as well as with providers of out-of-home entertainment, including localized attraction facilities such as movie theatres, sporting events, bowling alleys, nightclubs and restaurants. We also face competition from local establishments that offer entertainment experiences similar to ours and restaurants that are highly competitive with respect to price, quality of service, location, ambience and type and quality of food. We also face competition from increasingly sophisticated home-based forms of entertainment, such as internet and video gaming and home movie delivery.

Intellectual Property

We have registered the trademarks Dave & Buster’s®, Power Card®, Eat & Play Combo®, and Eat Drink Play®, and have registered or applied to register certain additional trademarks with the United States Patent and Trademark Office and in various foreign countries. We consider our trade name and our signature “bulls-eye” logo to be important features of our operations and seek to actively monitor and protect our interest in this property in the various jurisdictions where we operate. We also have certain trade secrets, such as our recipes, processes, proprietary information and certain software programs that we protect by requiring all of our employees to sign a code of ethics, which includes an agreement to keep trade secrets confidential.

Employees

As of May 1, 2011, we employed 7,343 persons, 174 of whom served at world headquarters, 519 of whom served as management personnel and the remainder of whom were hourly personnel.

None of our employees are covered by collective bargaining agreements and we have never experienced an organized work stoppage, strike or labor dispute. We believe working conditions and compensation packages are competitive with those offered by competitors and consider our relations with our employees to be good.

Legal Proceedings

We are subject to certain legal proceedings and claims that arise in the ordinary course of our business. In the opinion of management, based upon consultation with legal counsel, the amount of ultimate liability with respect to, or an adverse outcome in any such legal proceedings or claims will not materially affect our business, the consolidated results of our operations or our financial condition.

Properties

As of July 1, 2011, we lease the building and site of all 56 company-owned stores. There is also one franchised store operating in Canada. The following table sets forth the number of stores that are located in each state/country as of July 1, 2011.

State or Country	Number of Complexes
Arizona	2
California	7
Colorado	2
Florida	3
Georgia	3
Hawaii	1
Illinois	2
Indiana	1
Kansas	1
Maryland	2
Michigan	1
Minnesota	1
Missouri	1
Nebraska	1
New York	6
North Carolina	1
Ohio	4
Oklahoma	1
Pennsylvania	4
Rhode Island	1
Tennessee	1
Texas	7
Virginia	1
Wisconsin	1
Canada(a)	2

(a)	One store is a franchise which operates in Niagara Falls, Ontario. The Company has no financial obligation relating to the franchisee’s property.

Our stores generally are located on land leased by our subsidiaries. The contracted lease terms, including renewal options, generally range from 20 to 40 years. Our leases typically provide for a minimum annual rent and contingent rent to be determined as a percentage of the applicable store’s annual gross revenues, subject to market-based minimum annual rents. We currently pay contingent rent in only a small number of our stores. Generally, leases are “net leases” that require us to pay our pro rata share of taxes, insurance and maintenance costs. Typically, one of our subsidiaries is a party to the lease, and performance is guaranteed by the Company for all or a portion of the lease term.

In addition to our leased stores, we lease a 47,000 square foot office building and 30,000 square foot warehouse facility in Dallas, Texas, for use as our corporate headquarters and distribution center. This lease expires in October 2021, with options to renew until October 2041. We also lease a 22,900 square foot warehouse facility in Dallas, Texas, for use as additional warehouse space. This lease expires in January 2014.

MANAGEMENT

Directors, Executive Officers and Other Key Employees

The following table sets forth information regarding our directors and executive officers as of the date of this Prospectus. Within one year after the consummation of this offering, we intend to appoint enough additional independent persons to our Board of Directors to meet SEC and NYSE or NASDAQ guidelines. The full composition of the Board of Directors will be determined at that time. Executive officers serve at the request of the board of directors.

Name	Age	Position
Stephen M. King	53	Chief Executive Officer and Director
Dolf Berle(1)	48	President and Chief Operating Officer
Brian A. Jenkins	49	Senior Vice President and Chief Financial Officer
Sean Gleason	46	Senior Vice President and Chief Marketing Officer
Margo L. Manning	46	Senior Vice President of Human Resources
Michael J. Metzinger	54	Vice President—Accounting and Controller
J. Michael Plunkett	60	Senior Vice President of Purchasing and International Operations
Jay L. Tobin	53	Senior Vice President, General Counsel and Secretary
Jeffrey C. Wood	49	Senior Vice President and Chief Development Officer
Tyler J. Wolfram	44	Chairman of the Board of Directors
Michael S. Green	38	Director
Kevin M. Mailender	33	Director
Alan J. Lacy	57	Director
David A. Jones	61	Director

(1)	Mr. Berle joined the Company on February 14, 2011

Set forth below is biographical information regarding our directors and executive officers:

Stephen M. King has served as our Chief Executive Officer and Director since September 2006. From March 2006 until September 2006, Mr. King served as our Senior Vice President and Chief Financial Officer. From 1984 to 2006, he served in various capacities for Carlson Restaurants Worldwide Inc., a company that owns and operates casual dining restaurants worldwide, including Chief Financial Officer, Chief Administrative Officer, Chief Operating Officer and, most recently, as President and Chief Operating Officer of International. Mr. King brings substantial industry, financial and leadership experience to our Board of Directors.

Dolf Berle has served as our President and Chief Operating Officer beginning on February 14, 2011. Mr. Berle has been Executive Vice President of Hospitality and Business and Sports Club Division Head for ClubCorp USA, Inc., the largest owner and operator of golf, country club and business clubs, since August 2009. Previously, Mr. Berle served as President of Lucky Strike Entertainment, an upscale chain of bowling alleys, from December 2006 to July 2009 and Chief Operating Officer of House of Blues Entertainment, Inc., a chain of live music venues, from April 2004 to December 2006.

Brian A. Jenkins joined us as our Senior Vice President and Chief Financial Officer in December 2006. From 1996 until August 2006, he served in various capacities (most recently as Senior Vice President—Finance) at Six Flags, Inc., an amusement park operator.

Sean Gleason has served as our Senior Vice President and Chief Marketing Officer since August 2009. From June 2005 until October 2008, Mr. Gleason was the Senior Vice President of Marketing Communications at Cadbury Schweppes where he led initiatives for brands such as Dr Pepper, 7UP and Snapple. From May 1995 until May 2005, he served in various capacities (most recently as Vice President, Advertising/Media/Brand Identity) at Pizza Hut for Yum! Brands, the world’s largest restaurant company.

Margo L. Manning has served as our Senior Vice President of Human Resources since November 2010. Previously, she served as our Senior Vice President of Training and Special Events from September 2006 until November 2010, our Vice President of Training and Sales from June 2005 until September 2006 and as Vice President of Management Development from September 2001 until June 2005. From December 1999 until September 2001, she served as our Assistant Vice President of Team Development, and from 1991 until December 1999, she served in various positions of increasing responsibility for us and our predecessors.

Michael J. Metzinger has served as our Vice President—Accounting and Controller since January 2005. From 1986 until January 2005, Mr. Metzinger served in various capacities (most recently as Executive Director—Financial Reporting) at Carlson Restaurants Worldwide, Inc., a company that owns and operates casual dining restaurants worldwide.

J. Michael Plunkett has served as our Senior Vice President of Purchasing and International Operations since September 2006. Previously, he served as our Senior Vice President—Food, Beverage and Purchasing/Operations Strategy from June 2003 until June 2004 and from January 2006 until September 2006. Mr. Plunkett also served as Senior Vice President of Operations for Jillian’s from June 2004 to January 2006, as Vice President of Kitchen Operations from November 2000 until June 2003, as Vice President of Information Systems from November 1996 until November 2000 and as Vice President and Director of Training from November 1994 until November 1996. From 1982 until November 1994, he served in operating positions of increasing responsibility for us and our predecessors.

Jay L. Tobin has served as our Senior Vice President, General Counsel and Secretary since May 2006. From 1988 to 2005, he served in various capacities (most recently as Senior Vice President and Deputy General Counsel) at Brinker International, Inc., a company that owns and operates casual dining restaurants worldwide.

Jeffrey C. Wood has served as our Senior Vice President and Chief Development Officer since June 2006. Mr. Wood previously served as Vice President of Restaurant Leasing for Simon Property Group, a shopping mall owner and real estate company, from April 2005 until June 2006 and in various capacities (including Vice President of Development—Emerging Concepts and Vice President of Real Estate and Property Development) at Brinker International, Inc., a company that owns and operates casual dining restaurant worldwide, from 1993 until November 2004.

Tyler J. Wolfram is a Partner of Oak Hill Capital Management, LLC and has been with the firm since 2001. He is responsible for originating, structuring, and managing investments in the Consumer, Retail & Distribution industry group. He currently serves as a director of NSA International, LLC and The Hillman Companies, Inc. Mr. Wolfram has served as Chairman of our Board of Directors since June 2010 and brings substantial financial, investment and business experience to our Board of Directors.

Michael S. Green is a Partner of Oak Hill Capital Management, LLC and has been with the firm since 2000. He is responsible for originating, structuring, and managing investments in the Consumer, Retail & Distribution industry group. Mr. Green currently serves as a director of NSA International, LLC, Monsoon Commerce Solutions, Inc. and The Hillman Companies, Inc. Mr. Green has served on our Board of Directors since June 2010 and brings substantial financial, investment and business experience to our Board of Directors.

Kevin M. Mailender is a Principal of Oak Hill Capital Management, LLC and has been with the firm since 2002. Mr. Mailender is responsible for investments in the Consumer, Retail & Distribution industry group. He currently serves as director of The Hillman Companies, Inc. Mr. Mailender also assists on the audit committee of NSA International, LLC. Mr. Mailender has served on our Board of Directors since June 2010 and brings substantial financial, investment and business experience to our Board of Directors.

Alan J. Lacy has been a Senior Advisor to the Oak Hill Funds since 2007. Prior to advising Oak Hill, he was Vice Chairman and Chief Executive Officer of Sears Holdings Corporation, a large broadline retailer, and Chairman and Chief Executive Officer of Sears Roebuck and Co., a large retail company. During Mr. Lacy’s tenure as CEO of Sears, the company created significant value for shareholders by executing major restructuring and growth initiatives, including the merger of Sears and Kmart, the acquisition of Lands’ End and the sale of Sears’ credit business. Prior to that, Mr. Lacy was employed in a number of executive level positions at major retail and consumer products companies, including Sears, Kraft, Philip Morris and Minnetonka Corporation. Mr. Lacy currently serves as a director of Bristol-Myers Squibb Company and The Hillman Companies, Inc. and served as a director of The Western Union Company from 2006-2011. Mr. Lacy is a Trustee of Fidelity Funds. Mr. Lacy has served on our Board of Directors since June 2010 and brings substantial management experience to our Board of Directors.

David A. Jones has been a Senior Advisor to the Oak Hill Funds since 2008. Prior to advising Oak Hill, he served from 1996 until 2007 as the Chairman and Global Chief Executive Officer of Spectrum Brands, Inc., a $2.7 billion publicly traded consumer products company with operations in 120 countries worldwide and whose brand names include Rayovac, Varta, Remington, Cutter and Tetra. Prior to that, Mr. Jones was the Chairman and Chief Executive Officer of Rayovac Corporation (the predecessor to Spectrum Brands), a $1.4 billion publicly traded global consumer products company with major product offerings in batteries, portable lighting and shaving and grooming categories. After Mr. Jones was no longer an executive officer of Spectrum Brands, it filed a voluntary petition for reorganization under Chapter 11 of the United States Bankruptcy Code in March 2009 and exited from bankruptcy proceedings in August 2009. In aggregate, Mr. Jones has over 35 years of experience in senior leadership roles at several leading public and private global consumer products companies, including Spectrum Brands, Rayovac, Thermoscan, Regina, Electrolux, Sara Lee, and General Electric. He currently serves as a director of Pentair, Inc. and The Hillman Companies, Inc. Mr. Jones has served on our Board of Directors since June 2010 and brings substantial management experience to our Board of Directors.

Director Compensation

The following table sets forth the information concerning all compensation paid by the Company during fiscal 2010 to our directors.

Name(1)	Year	Fees earned or paid in cash($)(2)	Option awards($)(3)	All other compensation($)	Total($)
Alan J. Lacy	2010	50,000	389,295	—	439,295
David A. Jones	2010	33,334	194,647	—	227,981

(1)	Messrs. King, Wolfram, Green and Mailender were omitted from the Director Compensation Table as they do not receive compensation for service on our Board of Directors. Mr. King’s compensation is reflected in the Summary Compensation Table.
(2)	Reflects the prorata portion of the annual stipend received for service on the Board of Directors during 2010. Board members are also reimbursed for out-of-pocket expenses incurred in connection with their board service. Such reimbursements are not included in this Table. There are no other fees earned for service on the Board of Directors.
(3)	Amounts in this column reflect the aggregate grant date fair value of options calculated in accordance with ASC 718. The discussion of assumptions used for purposes of the valuation of options granted in 2010 appear in Note 1 of the 2010 Consolidated Financial Statements contained in this prospectus.

The members of our Board of Directors, other than Alan Lacy and David Jones, are not separately compensated for their services as directors, other than reimbursement for out-of-pocket expenses incurred in connection with rendering such services. In addition to reimbursement for out-of-pocket expenses incurred in connection with their board service, Mr. Lacy receives an annual cash stipend of $75,000 and Mr. Jones receives an annual cash stipend of $50,000 for serving as members of our Board of Directors. Mr. Lacy and Mr. Jones participate in the Dave & Buster’s Parent, Inc. 2010 Management Incentive Plan (the “Stock Incentive Plan”) and each has received an option grant in consideration of their service on our Board of Directors.

Following the consummation of this offering, the members of the Board of Directors will be compensated for their services as directors, through board fees of $             per quarter, annual stock grants with a value of $            , and reimbursement for out-of-pocket expenses incurred in connection with rendering such services for so long as they serve as directors. The chairman of the audit committee will receive a quarterly fee of $             in cash and the chairman of the compensation committee will receive a quarterly fee of $             in cash.

Director Independence and Controlled Company Exception

Our Board of Directors has affirmatively determined that Messrs.             ,             , and              will be an independent director under the applicable rules of the NYSE and NASDAQ and Messrs.             ,             , and              will be an independent director as such term is defined in Rule 10A-3(b)(1) under the Exchange Act.

After completion of this offering, affiliates of the Oak Hill Funds will continue to control a majority of our outstanding common stock. As a result, we are a “controlled company” within the meaning of the NYSE and NASDAQ corporate governance standards. Under these rules, a “controlled company” may elect not to comply with certain NYSE and NASDAQ corporate governance standards, including:

•	the requirement that a majority of the Board of Directors consist of independent directors;

•

the requirement that we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the requirement for an annual performance evaluation of the nominating and corporate governance committee and compensation committee.

Following this offering, we intend to utilize these exemptions. As a result, we will not have a majority of independent directors, our nominating and corporate governance committee and compensation committee will not consist entirely of independent directors and such committees will not be subject to annual performance evaluations. Accordingly, our stockholders will not have the same protections afforded to shareholders of companies that are subject to all of the NYSE or NASDAQ corporate governance requirements.

Corporate Governance

The Board of Directors has an Audit Committee and Compensation Committee. The charters for each of these committees are posted on our website at www.daveandbusters.com/about/corporategovernance.aspx. The Board of Directors does not have a policy with regard to the consideration of any director candidates recommended by our debt holders or other parties.

The Audit Committee, comprised of Messrs.             ,             , and             , and chaired by Mr.                     , recommends to the Board of Directors the appointment of the company’s independent auditors, reviews and approves the scope of the annual audits of the company’s financial statements, reviews our internal control over financial reporting, reviews and approves any non-audit services performed by the independent auditors, reviews the findings and recommendations of the internal and independent auditors and periodically reviews major accounting policies. It operates pursuant to a charter that was amended and restated in                     , 2011. In addition, the Board of Directors has determined that each of the members of the Audit Committee is qualified as a “financial expert” under the provisions of the Sarbanes-Oxley Act of 2002 and the rules and regulations of the SEC.

The Compensation Committee, comprised of Messrs.             ,             , and             , and chaired by Mr.                     , reviews the company’s compensation philosophy and strategy, administers incentive compensation and stock option plans, reviews the CEO’s performance and compensation, reviews recommendations on compensation of other executive officers, and reviews other special compensation matters, such as executive employment agreements. It operates pursuant to a charter that was amended and restated in                     , 2011.

The entire Board of Directors is engaged in risk management oversight. At the present time, the Board of Directors has not established a separate committee to facilitate its risk oversight responsibilities. The Board of Directors will continue to monitor and assess whether such a committee would be appropriate. The Audit Committee assists the Board of Directors in its oversight of our risk management and the process established to identify, measure, monitor, and manage risks, in particular major financial risks. The Board of Directors receives regular reports from management, as well as from the Audit Committee, regarding relevant risks and the actions taken by management to adequately address those risks.

Our board leadership structure separates the Chairman and Chief Executive Officer roles into two positions. We established this leadership structure based on our ownership structure and other relevant factors. The Chief Executive Officer is responsible for our strategic direction and our day-to-day leadership and performance, while the Chairman of the Board of Directors provides guidance to the Chief Executive Officer and presides over meetings of the Board of Directors. We believe that this structure is appropriate under current circumstances, because it allows management to make the operating decisions necessary to manage the business, while helping to keep a measure of independence between the oversight function of our Board of Directors and operating decisions.

Code of Business Ethics and Whistle Blower Policy

In April 2006, the Board of Directors adopted a Code of Business Ethics that applies to its directors, officers (including its Chief Executive Officer, Chief Financial Officer, Controller and other persons performing similar functions), and management employees. The Code of Business Ethics is available on our website at www.daveandbusters.com/about/codeofbusinessethics.aspx. We intend to post any material amendments or waivers of, our Code of Business Ethics that apply to our executive officers, on this website. In addition, our Whistle Blower Policy is available on our website at www.daveandbusters.com/about/whistleblowerpolicy.aspx.

Communications with the Board of Directors

If security holders wish to communicate with the Board of Directors or with an individual director, they may direct such communications in care of the General Counsel, 2481 Mañana Drive, Dallas, Texas 75220. The communication must be clearly addressed to the Board of Directors or to a specific director. The Board of Directors has instructed the General Counsel to review and forward any such correspondence to the appropriate person or persons for response.

Compensation Committee Interlocks and Insider Participation

During 2010, the members of our compensation committee were Messrs. Wolfram, Green and Lacy. Messrs Wolfram and Green are partners at Oak Hill Capital Management, LLC. Mr. Lacy is a Senior Advisor to the Oak Hill Funds. Oak Hill Capital Management, LLC provides Dave & Buster’s with advisory services pursuant to its advisory services and monitoring agreement and has entered into other transactions with us. See “Certain Relationships and Related Transactions.”

Upon the completion of this offering, none of our executive officers will serve on the compensation committee or Board of Directors of any other company of which any of the members of our compensation committee or any of our directors is an executive officer.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This section describes our compensation program for our named executive officers (“NEOs”). The following discussion focuses on our compensation program and compensation-related decisions for fiscal 2010 and also addresses why we believe our compensation program is right for us.

Compensation philosophy and overall objectives of executive compensation programs

It is our philosophy to link executive compensation to corporate performance and to create incentives for management to enhance our value. The following objectives have been adopted by the Compensation Committee as guidelines for compensation decisions:

•	provide a competitive total executive compensation package that enables us to attract, motivate and retain key executives;

•	integrate the compensation arrangements with our annual and long-term business objectives and strategy, and focus executives on the fulfillment of these objectives; and

•	provide variable compensation opportunities that are directly linked with our financial and strategic performance.

Procedures for determining compensation

Our Compensation Committee has the overall responsibility for designing and evaluating the salaries, incentive plan compensation, policies and programs for our NEOs. The Compensation Committee relies on input from our Chief Executive Officer regarding the NEOs (other than himself) and an analysis of our corporate performance. With respect to the compensation for the Chief Executive Officer, the Compensation Committee evaluates the Chief Executive Officer’s performance and sets his compensation. With respect to our corporate performance as a factor for compensation decisions, the Compensation Committee considers, among other aspects, our long-term and short-term strategic goals, revenue goals and profitability.

Our Chief Executive Officer, Mr. King, plays a significant role in the compensation-setting process of the other NEOs. Mr. King evaluates the performance of the other NEOs and makes recommendations to the Compensation Committee concerning performance objectives and salary and bonus levels for the other NEOs. The Compensation Committee then discusses the recommendations with the Chief Executive Officer at least annually. The Compensation Committee may, in its sole discretion, approve, in whole or in part, the recommendations of the Chief Executive Officer. By a delegation of authority from the Board of Directors, the Compensation Committee has final authority regarding the overall compensation structure for the NEOs (other than stock option awards). In fiscal 2011, the Compensation Committee approved Mr. King’s recommendations for salary and bonus with respect to each of the other NEOs.

In determining the adjustments to the compensation of our NEOs, we did not conduct a peer group study, perform a benchmarking survey for fiscal 2011 or rely on a compensation consultant. Our Compensation Committee relied on the experience of Wellspring and Oak Hill Capital Partners in managing other portfolio companies, and those experiences informed and guided our compensation decisions for fiscal 2010.

Elements of compensation

The compensation of our NEOs consists primarily of four major components:

•	base salary;

•	annual incentive awards;

•	long-term incentive awards; and

•	other benefits.

Base salary

The base salary of each of our NEOs is determined based on an evaluation of the responsibilities of that position, each NEO’s historical salary earned in similar management positions and Oak Hill Capital Partners’ experience in managing other portfolio companies. A significant portion of each NEO’s total compensation is in the form of base salary. The salary component was designed to provide the NEOs with consistent income and to attract and retain talented and experienced executives capable of managing our operations and strategic growth. Annually, the performance of each NEO is reviewed by the Compensation Committee using information and evaluations provided by the Chief Executive Officer with respect to the other NEOs and its own assessment of the Chief Executive Officer, taking into account our operating and financial results for the year, a subjective assessment of the contribution of each NEO to such results, the achievement of our strategic growth and any changes in our NEOs’ roles and responsibilities. During fiscal 2010, each of Mr. Jenkins, Mr. Tobin and Mr. Wood received a merit-based increase in base salary.

Annual incentive plan

The Dave & Busters, Inc. Executive Incentive Plan (the “Annual Incentive Plan”) is designed to recognize and reward our employees for contributing towards the achievement of our annual business plan. The Compensation Committee believes the Annual Incentive Plan serves as a valuable short-term incentive program for providing cash bonus opportunities for our employees upon achievement of targeted operating results as determined by the Compensation Committee and the Board of Directors. The fiscal 2010 Annual Incentive Plan for most employees was based on our targeted EBITDA for fiscal 2010. However, substantially all of the NEOs received a bonus based on an achievement of various corporate objectives (including items such as EBITDA, total revenues, comparable store sales and similar measures) as determined by the Compensation Committee prior to the beginning of fiscal 2010. Generally, bonus payouts are based 75% on the achievement of a target based on EBITDA and 25% on the achievement of total revenue targets. The Compensation Committee reviews and modifies the performance goals for the Annual Incentive Plan as necessary to ensure reasonableness, achievability and consistency with our overall objectives. In fiscal 2010, incentive compensation awards for all of the NEOs were approved by the Compensation Committee and reported to the Board of Directors. The Compensation Committee and the Board of Directors believe the fiscal 2010 performance targets were challenging to achieve in our current economic environment and yet provided an appropriate incentive for performance, in that it required the achievement of a significant increase in revenues and EBITDA compared to our prior year performance.

Under each NEO’s employment agreement and the Annual Incentive Plan, a target bonus opportunity is expressed as a percentage (50% in fiscal 2010 and increased to 60% in fiscal 2011) of an NEO’s annualized base salary as of the end of the fiscal year. Bonuses in excess or below the target level may be paid subject to a prescribed maximum or minimum. Below a minimum threshold level of performance, no awards will be granted under the Annual Incentive Plan.

At the close of the performance period, the Compensation Committee determined the bonuses for the NEOs following the annual audit and reporting of financial results for fiscal 2010 and reported the awards to the Board of Directors. The Compensation Committee authorized bonuses to the NEOs in amounts that were commensurate with the results achieved at the end of fiscal 2010. In reviewing fiscal Annual Incentive Plan results, the Compensation Committee recognized that we exceeded the threshold (but were less than the target) for both EBITDA and total revenue targets for financial performance, which resulted in an award below target level performance for all employees, including the NEOs. Overall, our NEOs were paid between 82.2% and 95.1% of their target bonus opportunity for fiscal 2010 based on the achievement of between minimum and target EBITDA and total revenue performance.

The Compensation Committee believes the incentive awards were warranted and consistent with the performance of such executives during fiscal 2010 based on the Compensation Committee’s evaluation of each individual’s overall contribution to accomplishing our fiscal 2010 corporate goals and of each individual’s achievement of strategic and individual performance goals during the year.

Long-term incentives

The Compensation Committee believes that it is essential to align the interests of the executives and other key management personnel responsible for our growth with the interests of our stockholders. The Compensation Committee has also identified the need to retain tenured, high performing executives. The Compensation Committee believes that these objectives are accomplished through the provision of stock-based incentives that align the interests of management personnel with the objectives of enhancing our value, as set forth in the Stock Incentive Plan.

The Board of Directors of Dave & Buster’s Entertainment, Inc. awarded stock options to the NEOs during fiscal 2010. The date of grant and the exercise price of the stock option awards were established on the date that the Board of Directors of Dave & Buster’s Entertainment, Inc. approved the award. The exercise price was established by the Board of Directors of Dave & Buster’s Entertainment, Inc. and supported by an independent valuation.

In general, we provide our NEOs with a combination of service-based stock options with gradual vesting schedules and performance-based stock options that vest upon the attainment of a pre-established performance target. A greater number of stock options were granted to our more senior officers who have more strategic responsibilities. With respect to service-based options, the options vest ratably over a five-year period commencing one year following the grant date. With respect to performance-based options, there are various performance-based vesting provisions depending on the type of performance option granted. Adjusted EBITDA vesting options vest over a five-year period based on Dave & Buster’s Entertainment, Inc. meeting certain profitability targets for each fiscal year. Such Adjusted EBITDA vesting options also vest upon a Dave & Buster’s Entertainment, Inc. change of control provided that prescribed Oak Hill internal rate of return (IRR) conditions are met. IRR vesting options vest upon a change in control of Dave & Buster’s Entertainment, Inc. if Oak Hill’s internal rate of return is greater than or equal to certain percentages set forth in the applicable option agreement. Vesting of options in each case is subject to the grantee’s continued employment with or service to Dave & Buster’s Entertainment, Inc. or its subsidiaries (subject to certain conditions in the event of grantee termination) as of the vesting date. Any options that have not vested prior to a change in control or do not vest in connection with the change in control will be forfeited by the grantee upon a change in control for no consideration.

There are 16,447 shares authorized for issuance under the Stock Incentive Plan, all of which have previously been granted. Option grants could be made in the future with re-allocations of options that may be forfeited by a participant.

The Compensation Committee will review long-term incentives to assure that our executive officers and other key employees are appropriately motivated and rewarded based on our long-term financial success.

Other benefits

Retirement Benefits.    Our employees, including our NEOs, are eligible to participate in the 401(k) retirement plan on the same basis as other employees. However, tax regulations impose a limit on the amount of compensation that may be deferred for purposes of retirement savings. As a result, we established the Select Executive Retirement Plan (the “SERP”). See “—2010 Nonqualified Deferred Compensation” for a discussion of the SERP.

Perquisites and Other Benefits.    We offer our NEOs modest perquisites and other personal benefits that we believe are reasonable and in our best interest, including car allowances, country club memberships and company-paid financial counseling and tax preparation services. See “—2010 Summary Compensation Table.”

Severance Benefits.    We have entered into employment agreements with each of our NEOs. These agreements provide our NEOs with certain severance benefits in the event of involuntary termination or adverse job changes. See “—Employment Agreements.”

Deductibility of executive compensation

Section 162(m) of the Internal Revenue Code under the Omnibus Budget Reconciliation Act of 1993 limits the deductibility of compensation over $1,000 paid by a company to an executive officer. The Compensation Committee will take action to qualify most compensation approaches to ensure deductibility, except in those limited cases in which the Compensation Committee believes stockholder interests are best served by retaining flexibility. In such cases, the Compensation Committee will consider various alternatives to preserving the deductibility of compensation payments and benefits to the extent reasonably practicable and to the extent consistent with its compensation objectives.

Risk Assessment Disclosure

Our Senior Vice President of Human Resources and Chief Executive Officer assessed the risk associated with our compensation practices and policies for employees, including a consideration of the balance between risk-taking incentives and risk-mitigating factors in our practices and policies. The assessment determined that any risks arising from our compensation practices and policies are not reasonably likely to have a material adverse effect on our business or financial condition.

Summary Compensation Table

The following table sets forth information concerning all compensation paid or accrued by the Company during fiscal 2010 to or for each person serving as our NEOs at the end of 2010.

Name and principal position	Year	Salary(3)($)	Option awards(4)(6)($)	Non-equity incentive plan compensation ($)	All Other Compensation (5) ($)	Total (6)($)
Stephen M. King	2010	600,000	895,188	258,450	29,697	1,783,335
(Chief Executive Officer)	2009	600,000	—	223,050	43,543	866,593
	2008	600,000	—	146,250	39,556	785,806

Brian A. Jenkins	2010	316,731	466,868	139,994	33,731	957,324
(Senior Vice President and	2009	300,000	—	111,525	36,575	448,100
Chief Financial Officer)	2008	300,000	—	73,125	39,225	412,350

Starlette Johnson(1)	2010	267,692	—	114,867	428,785	811,344
(President and Chief	2009	400,000	—	148,700	18,275	566,975
Operating Officer)	2008	400,000	—	97,500	18,318	515,818

Jeffrey C. Wood	2010	313,346	234,148	149,704	23,783	720,981
(Senior Vice President and	2009	310,000	—	101,448	30,583	442,031
Chief Development Officer)	2008	310,000	—	127,875	39,998	477,873

Jay L. Tobin	2010	316,362	234,148	137,840	30,990	719,340
(Senior Vice President,	2009	309,000	—	114,871	33,068	456,939
General Counsel and Secretary)	2008	306,819	—	75,319	39,201	421,339

Sean Gleason(2)	2010	260,000	234,148	106,860	17,734	618,742
(Senior Vice President and Chief Marketing Officer)	2009	130,000	499,273	44,554	6,560	680,387

(1)	Ms. Johnson left her position with the company effective September 30, 2010. Pursuant to the Amended and Restated Employment Agreement dated May 2, 2010, by and between Ms. Johnson and the company, and the Confidential Separation Agreement and General Release, dated as of September 7, 2010, by and between Ms. Johnson and the company (collectively, the “Employment Agreements”), Ms. Johnson received termination pay during our 2010 fiscal year and will receive termination pay during our 2011 fiscal year equal to (a) her annual salary and car allowance, (b) a pro rated annual bonus for the 2010 fiscal year, (c) the value of certain employee benefits for the period commencing on October 1, 2010, and ending March 31, 2011. These payments have been accrued during 2010 and have been included under “All Other Compensation” for the 2010 fiscal year.
(2)	Mr. Gleason joined the Company on August 3, 2009.
(3)	The following salary deferrals were made under the SERP in 2010: Mr. King, $36,000; Mr. Jenkins, $20,504; Mr. Tobin, $18,982; and Mr. Wood $9,087.
(4)

Amounts in this column reflect the aggregate grant date fair value of options calculated in accordance with ASC 718. The discussion of the assumptions used for purposes of valuation of options granted in 2010 and 2009 appear in the Financial Statements contained in Item 15(a)(i), Note 1, Pages F-12 and F-13.

(5)	The following table sets forth the components of “All Other Compensation:”
(6)	Amounts do not reflect the impact of a 39.709% reduction in the number of stock options held by each of the listed persons, with the exception of Ms. Johnson, in connection with the repurchase of 39.709% of the issued and outstanding common stock of the Company on February 25, 2011 with the proceeds from the issuance of our existing discount notes on February 22, 2011.

Name	Year	Car allowance ($)	Financial planning/ legal fees ($)	Club dues ($)	Supplemental medical ($)	Company contributions to retirement & 401(K) Plans ($)	Severance payments/ accruals ($)	Total ($)(a)
Stephen M. King	2010	10,000	—	3,120	6,192	10,385	—	29,697
	2009	10,000	—	3,120	12,423	18,000	—	43,543
	2008	10,000	1,265	3,120	7,171	18,000	—	39,556

Brian A. Jenkins	2010	10,000	—	3,120	15,234	5,377	—	33,731
	2009	10,000	1,096	3,120	13,359	9,000	—	36,575
	2008	10,000	1,650	3,120	15,343	9,112	—	39,225

Starlette Johnson	2010	10,000	—	2,088	2,773	994	412,930	428,785
	2009	10,000	—	3,120	3,930	1,225	—	18,275
	2008	10,000	—	3,120	4,048	1,150	—	18,318

Jeffrey C. Wood	2010	10,000	—	3,120	9,763	900	—	23,783
	2009	10,000	—	3,120	16,238	1,225	—	30,583
	2008	10,000	—	3,120	16,786	10,092	—	39,998

Jay L. Tobin	2010	10,000	5,000	3,120	6,536	6,334	—	30,990
	2009	10,000	5,000	3,120	4,261	10,687	—	33,068
	2008	10,000	5,000	3,120	10,647	10,434	—	39,201

Sean Gleason	2010	10,000	—	3,120	4,614	—	—	17,734
	2009	5,000	—	1,560	—	—	—	6,560

(a)	Does not include the “Net Proceeds” received by the named executive officers upon the closing of the Acquisition on June 1, 2010. See Option Exercise table on page 98.

Grants of Plan-Based Awards in Fiscal 2010

The following table shows the grants of plan-based awards to the named executive officers in fiscal 2010.

Name	Estimated future payouts under non-equity incentive plan awards(1)			All other option awards: number of securities underlying options(2)(#)	Exercise or base price of option awards ($/SH)	Grant date fair value of option awards (2)($)
	Threshold ($)	Target ($)	Maximum ($)
Stephen M. King	150,000	300,000	450,000	6,270.00	1,000	895,188
Brian A. Jenkins	81,250	162,500	243,750	3,270.00	1,000	466,868
Starlette Johnson	100,000	200,000	300,000	—	—	—
Jeffrey C. Wood	78,750	157,500	236,250	1,640.00	1,000	234,148
Jay L. Tobin	80,000	160,000	240,000	1,640.00	1,000	234,148
Sean Gleason	65,000	130,000	195,000	1,640.00	1,000	234,148

(1)	All such payouts are pursuant to the Annual Incentive Plan, as more particularly described under “—Annual Incentive Plan” above and actual payouts are recorded under “Non-Equity Incentive Plan Compensation” in the “—Summary Compensation Table.”
(2)	Amounts do not reflect the impact of a 39.709% reduction in the number of stock options held by each of the listed persons, with the exception of Ms. Johnson, in connection with the repurchase of 39.709% of the issued and outstanding common stock of the Company on February 25, 2011 with the proceeds from the issuance of our existing discount notes on February 22, 2011.

Outstanding Equity Awards at Fiscal Year-End 2010

Name	Number of securities underlying unexercised options(1)(3)(#)		Number of securities underlying unexercised unearned options(2)(3)(#)	Option exercise price ($)	Option expiration date
	Exercisable	Unexercisable
Stephen M. King	—	2,090	4,180	1,000	6/1/2020
Brian A. Jenkins	—	1,090	2,180	1,000	6/1/2020
Starlette Johnson	—	—	—	—	—
Jeffrey C. Wood	—	547	1,093	1,000	6/1/2020
Jay L. Tobin	—	547	1,093	1,000	6/1/2020
Sean Gleason	—	547	1,093	1,000	6/1/2020

(1)	These options represent service-based options granted under the Stock Incentive Plan. Such options vest ratably over a five-year period commencing on June 1, 2011, the first anniversary of the date of grant.
(2)	These options are performance-based options granted under the Stock Incentive Plan and shall vest (a) in the event the Company achieves certain annual earnings targets and (b) upon a change in control of the Company in which Oak Hill achieves a designated internal rate of return on its initial investment.

Amounts do not reflect the impact of a 39.709% reduction in the number of stock options held by each of the listed persons, with the exception of Ms. Johnson, in connection with the repurchase of 39.709% of the issued and outstanding common stock of the Company on February 25, 2011 with the proceeds from the issuance of our existing discount notes on February 22, 2011.

Equity Compensation Plan Information

The following table sets forth information concerning the shares of common stock that may be issued upon exercise of options under the Stock Incentive Plan as of January 31, 2011:

Plan category	Number of Securities to be issued upon exercise of outstanding options, warrants and rights(1)	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans(1)
Equity compensation plans approved by security holders	21,721	$1,000	38,279
Equity compensation plans not approved by security holders	—	—	—

Total	21,721	$1,000	38,279

(1)	Amounts do not reflect the impact of a 39.709% reduction in the number of stock options in connection with the repurchase of 39.709% of the issued and outstanding common stock of the Company on February 25, 2011 with the proceeds from the issuance of our existing discount notes on February 22, 2011.

2010 Option Exercises and Stock Vested Table

Name	Option awards(1)
	Number of shares acquired on exercise (#)	Value realized on exercise ($)
Stephen M. King	4,574.80	8,120,145
Brian A. Jenkins	1,854.66	3,264,963
Starlette Johnson	3,921.28	6,960,147
Jeffrey C. Wood	1,254.10	2,226,011
Jay L. Tobin	1,254.10	2,196,584
Sean Gleason	953.83	970,019

(1)	On June 1, 2010, upon the closing of the Acquisition, each option to acquire D&B Holdings’ common stock was converted into the right to receive an amount in cash equal to the difference between the per share exercise price and the per share acquisition consideration without interest (the “Net Proceeds”). Amounts in this column reflect the aggregate Net Proceeds received by the named executive officers.

2010 Nonqualified Deferred Compensation

The SERP is an unfunded defined contribution plan designed to permit a select group of management or highly compensated employees to set aside additional retirement benefits on a pre-tax basis. The SERP has a variety of investment options similar in type to our 401(k) plan. Any employer contributions to a participant’s account vest in equal portions over a five-year period, and become immediately vested upon termination of a participant’s employment on or after age 65 or by reason of the participant’s death or disability, and upon a change of control (as defined in the SERP). Pursuant to Section 409A of the Internal Revenue Code, however, such distribution cannot be made to certain employees of a publicly traded corporation before the earlier of six months following the employee’s termination date or the death of the employee. Withdrawals from the SERP may be permitted in the event of an unforeseeable emergency.

The following table shows contributions to each NEO’s deferred compensation account in 2010 and the aggregate amount of such officer’s deferred compensation as of January 30, 2011.

Name	Executive Contributions In Last Fiscal Year(1) ($)	Registrant Contributions in Last Fiscal Year(2) ($)	Aggregate Earnings in Last Fiscal Year ($)	Aggregate Withdrawals / Distributions(3) ($)	Fees & Adjustments ($)	Aggregate Balance at Last Fiscal Year-End ($)
Stephen M. King	36,000	10,385	10,135	202,571	—	31,631
Brian A. Jenkins	20,504	5,377	8	92,235	—	16,324
Starlette Johnson	—	—	220	8,166	—	—
Jeffrey C. Wood	9,087	—	(7)	179,806	—	6,037
Jay L. Tobin	18,982	5,429	3,915	116,381	(120)	15,970
Sean Gleason	—	—	—	—	—	—

(1)	Amounts are included in the “Salary” column of the “—Summary Compensation Table.”
(2)	Amounts shown are matching contributions pursuant to the deferred compensation plan. These amounts are included in the “All Other Compensation” column of the “—Summary Compensation Table.”
(3)	The closing of the Acquisition constituted a change of control (as defined in the SERP). Pursuant to the provisions of the SERP, all amounts in a participant’s account were distributed to the participant following such change in control.

Employment Agreements

As of the closing of the Acquisition, we have entered into new amended and restated employment agreements with our NEOs to reflect the then current compensation arrangements of each of the NEOs and to include additional restrictive covenants, including a one-year non-compete provision and a two-year non-solicitation and non-hire provision. The employment agreement for each NEO provides for an initial term of two years, subject to automatic one-year renewals unless terminated earlier by the NEO or us. Under the terms of the employment agreements, each NEO will be entitled to a minimum base salary and may receive an annual salary increase commensurate with such officer’s performance during the year, as determined by the Board of Directors of Dave & Busters Management Corporation, Inc. Our NEOs are also entitled to participate in the Stock Incentive Plan, the Annual Incentive Plan and in any profit sharing, qualified and nonqualified retirement plans and any health, life, accident, disability insurance, sick leave, supplemental medical reimbursement insurance, or benefit plans or programs as we may choose to make available now or in the future. NEOs will be entitled to receive an annual automobile allowance, an allowance for club membership and paid vacation. In addition, the employment agreements contain provisions providing for severance payments and continuation of benefits under certain circumstances including termination by us without cause, upon execution of a general release of claims in favor of us. Each employment agreement contains a confidentiality covenant.

Potential Payments Upon Termination Or Change In Control

The following is a discussion of the rights of the NEOs under the Stock Incentive Plan and the employment agreements with the NEOs following a termination of employment or change in control.

Incentive Plan

Pursuant to the Stock Incentive Plan and the option award agreements under the Stock Incentive Plan, certain vested stock options shall terminate on the earliest of (a) the day on which the executive officer is no longer employed by us due to the termination of such employment for cause, (b) the thirty-first day following the date the executive officer is no longer employed by us due to the termination of such employment upon notice to us by the executive officer without good reason having been shown, (c) the 366th day following the date the executive officer is no longer employed by us by reason of death, disability, or due to the termination of such employment (i) by the executive officer for good reason having been shown or (ii) by us for reason other than for cause, or (d) the tenth anniversary of the date of grant. Subject to the provisions of the immediately following sentence, all options that are not vested and exercisable on the date of termination of employment shall immediately terminate and expire on such termination date. A portion of the performance-based stock options shall become vested and exercisable subject to the satisfaction of certain performance requirements set forth in the respective option award agreement. Upon a sale or change in control as described in the Stock Incentive Plan, the service-based options and certain performance-based stock options shall become vested and exercisable, subject to certain performance requirements set forth in the Stock Incentive Plan.

Employment agreements

Deferred compensation.    All contributions made by an executive officer to a deferred compensation account, and all vested portions of our contributions to such deferred compensation account, shall be disbursed to the executive officer upon termination of employment for any reason. See “—2010 Nonqualified Deferred Compensation.”

Resignation.    If an executive officer resigns from employment with us, such officer is not eligible for any further payments of salary, bonus, or benefits and such officer shall only be entitled to receive that compensation which has been earned by the officer through the date of termination.

Involuntary Termination Not for Cause.    In the event of involuntary termination of employment other than for Cause (as defined in the employment agreements), an executive officer would be entitled to 12 months of severance pay at such officer’s then-current base salary, the pro rata portion of the annual bonus, if any, earned by the officer for the then-current fiscal year, 12 months continuation of such officer’s automobile allowance, and monthly payments for a period of six months equal to the monthly premium required by such officers to maintain health insurance benefits provided by our group health insurance plan, in accordance with the requirements of the Consolidated Omnibus Budget Reconciliation Act of 1985.

Termination for Cause.    In the event of termination for Cause, the officer is not eligible for any further payments of salary, bonus, or benefits and shall be only entitled to receive that compensation which has been earned by the officer through the date of termination.

Termination for good reason.    In the event the employee chooses to terminate his or her employment for reasons such as material breach of the employment agreement by us, relocation of the office where the officer performs his or her duties, assignment to the officer of any duties, authority, or responsibilities that are materially inconsistent with such officer’s position, authority, duties or responsibilities or other similar actions, such officer shall be entitled to the same benefits described above under “—Involuntary Termination Not for Cause.”

Death or disability.    The benefits to which an officer (or such officer’s estate or representative) would be entitled in the event of death or disability are as described above under “—Involuntary Termination Not for Cause.” However, the amount of salary paid to any such disabled officer shall be reduced by any income replacement benefits received from the disability insurance we provide.

Information concerning the potential payments upon a termination of employment or change in control is set forth in tabular form below for each NEO. Information is provided as if the termination, death, disability or change in control (as defined in the Stock Incentive Plan) and certain other liquidity events had occurred as of January 30, 2011 (the last day of fiscal 2010).

Name	Benefit	Resignation ($)	Termination w/out cause ($)	Termination with cause ($)	Termination for good reason ($)	Death/ disability ($)	Change in control ($)
Stephen M. King	Salary	—	600,000	—	600,000	600,000	—
	Bonus(1)	—	300,000	—	300,000	300,000	—
	Car	—	10,000	—	10,000	10,000	—
	H & W Benefits	—	9,874	—	9,874	9,874	—
	Deferred Compensation	31,631	31,631	31,631	31,631	31,631	31,631

Brian A. Jenkins	Salary	—	325,000	—	325,000	325,000	—
	Bonus(1)	—	162,500	—	162,500	162,500	—
	Car	—	10,000	—	10,000	10,000	—
	H & W Benefits	—	10,290	—	10,290	10,290	—
	Deferred Compensation	13,716	13,716	13,716	13,716	16,324	16,324

Starlette Johnson(2)	Salary	—	400,000	—	—	—	—
	Bonus	—	114,867	—	—	—	—
	Car	—	10,000	—	—	—	—
	H & W Benefits	—	2,930	—	—	—	—
	Deferred Compensation	—	—	—	—	—	—

Jeffrey C. Wood	Salary	—	315,000	—	315,000	315,000	—
	Bonus(1)	—	157,500	—	157,500	157,500	—
	Car	—	10,000	—	10,000	10,000	—
	H & W Benefits	—	9,793	—	9,793	9,793	—
	Deferred Compensation	6,037	6,037	6,037	6,037	6,037	6,037

Jay L. Tobin	Salary	—	320,000	—	320,000	320,000	—
	Bonus(1)	—	160,000	—	160,000	160,000	—
	Car	—	10,000	—	10,000	10,000	—
	H & W Benefits	—	9,874	—	9,874	9,874	—
	Deferred Compensation	15,970	15,970	15,970	15,970	15,970	15,970

Sean Gleason	Salary	—	260,000	—	260,000	260,000	—
	Bonus(1)	—	130,000	—	130,000	130,000	—
	Car	—	10,000	—	10,000	10,000	—
	H & W Benefits	—	10,290	—	10,290	10,290	—
	Deferred Compensation	—	—	—	—	—	—

(1)	Accrued and unpaid non-equity incentive compensation payable assuming target performance pursuant to our Annual Incentive Plan.
(2)	Ms. Johnson left her position with the Company effective September 30, 2010. The amounts reported include all sums payable to Ms. Johnson pursuant to the Employment Agreements (either paid in 2010 or accrued and payable in 2011).

PRINCIPAL STOCKHOLDERS

As of May 1, 2011, 147,184 shares of our common stock were outstanding. The following table shows the ownership of our common stock (1) immediately prior to and (2) as adjusted to give effect to this offering by (a) all persons known by us to beneficially own more than 5% of our common stock, (b) each present director, (c) the named executive officers, and (d) all executive officers and directors as a group as of May 1, 2011.

	Number of Shares of Common Stock Beneficially Owned as of May 1, 2011	Number of Shares Attributable to Options Exercisable Within 60 Days of May 1, 2011		Percent (6)	Number of Shares of Common Stock Beneficially Owned after this Offering	Number of Shares Attributable to Options Exercisable Within 60 Days of this Offering	Percent(6)
Oak Hill Capital Partners III, L.P. 65 East 55th Street, 32nd Floor New York, NY 10022	136,262.745	—	(1)	92.58%

Oak Hill Capital Management Partners III, L.P. 65 East 55th Street, 32nd Floor New York, NY 10022	4,475.184	—	(1)	3.04%

Directors(2)
Stephen M. King	2,077.679	252	(3)	1.41%
Tyler J. Wolfram	—	—		*
Michael S. Green	—	—		*
Kevin M. Mailender	—	—		*
Alan J. Lacy	750	—	(3)	*
David A. Jones	1,000	—	(3)	*

Named Executive Officers(2)(4)
Brian A. Jenkins	798.675	131.6	(5)	*
Jay L. Tobin	627.019	66	(5)	*
Jeffrey C. Wood	488.039	66	(5)	*
Sean Gleason	276.655	66	(5)	*

All Executive Officers and Directors as a Group (14 Persons)	6,449.315	631.6		4.36%

*	Less than 1%
(1)	Not applicable
(2)	We determined beneficial ownership in accordance with the rules of the SEC. Except as noted, and except for any community property interests owned by spouses, the listed individuals have sole investment power and sole voting power as to all shares of stock of which they are identified as being the beneficial owners.
(3)	Mr. King owns 3,780 stock options under the Stock Incentive Plan, 252 of which have vested, or will vest, within 60 days of May 1, 2011. Mr. Lacy owns 1,644 stock options under the Stock Incentive Plan, none of which have vested, or will vest, within 60 days of May 1, 2011. Mr. Jones owns 822 stock options under the Stock Incentive Plan, none of which have vested, or will vest, within 60 days of May 1, 2011.
(4)	In addition to Mr. King who serves as a director.
(5)	Mr. Jenkins owns 1,972 stock options under the Stock Incentive Plan, 131.6 of which have vested, or will vest, within 60 days of May 1, 2011. Mr. Tobin owns 989 stock options under the Stock Incentive Plan, 66 of which have vested, or will vest, within 60 days of May 1, 2011. Mr. Wood owns 989 stock options under the Stock Incentive Plan, 66 of which have vested, or will vest, within 60 days of May 1, 2011. Mr. Gleason owns 989 stock options under the Stock Incentive Plan, 66 of which have vested, or will vest, within 60 days of May 1, 2011.
(6)	This percentage is based on the number of outstanding shares of common stock as of May 1, 2011, determined in accordance with the rules of the SEC.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Relationship with Oak Hill Capital Partners

Our directors, Tyler J. Wolfram and Michael S. Green, are both Partners of Oak Hill Capital Management, LLC. Our director, Kevin M. Mailender, is a Principal of Oak Hill Capital Management, LLC and our directors, Alan J. Lacy and David A. Jones are both Senior Advisors to the Oak Hill Funds.

Repurchase of common stock

In connection with the issuance of $180,790,000 aggregate principal amount at maturity of 12.25% senior discount notes due 2016 in February 2011, we used all of the net proceeds of the offering to purchase a portion of our common stock owned by certain of our stockholders.

On September 30, 2010, we purchased $1,500,000 of our common stock from a former member of management, of which $1,000,000 has been paid prior to May 1, 2011. The Company has accrued $500,000 for the remaining installment of the purchase price. The purchased shares are being held as Treasury Stock by the Company.

On June 28, 2011, we purchased approximately 90 shares of our common stock from a former member of management for approximately $90,000. The purchased shares are being held as Treasury Stock by the Company.

Sale of common stock

On March 23, 2011, we sold to a member of management seventy-five newly issued shares of our common stock for an aggregate sale price equal to seventy-five thousand dollars the value based on an independent third party valuation prepared as of January 31, 2011.

Expense reimbursement agreement

We have entered into an expense reimbursement agreement with Oak Hill Capital Management, LLC, concurrently with the consummation of the Acquisition. Pursuant to this Agreement, Oak Hill Capital Management, LLC provides general advice to us in connection with our long-term strategic plans, financial management, strategic transactions and other business matters. The expense reimbursement agreement provides for the reimbursement of certain expenses of Oak Hill Capital Management, LLC. The initial term of the expense reimbursement agreement expires in June 2015 and after that date such agreement will renew automatically on a year-to-year basis unless one party gives at least 30 days’ prior notice of its intention not to renew.

Upon the consummation of an initial public offering (including this offering), the expense reimbursement agreement will automatically terminate.

Stockholders’ agreement

Dave & Buster’s Entertainment, Inc., certain members of management and the Oak Hill Funds entered into a stockholders’ agreement as of June 1, 2010. The stockholders’ agreement contains, among other things, certain restrictions on the ability of the parties thereto to freely transfer the securities of Dave & Buster’s Entertainment, Inc. held by such parties. In addition, the stockholders’ agreement provides that the Oak Hill Funds may compel a sale of all or a portion of the equity in Dave & Buster’s Entertainment, Inc. to a third party (commonly known as drag-along rights) and, alternatively, that stockholders of Dave & Buster’s Entertainment, Inc. may participate in certain sales of stock by the Oak Hill Funds to third parties (commonly known as tag-along rights). The stockholders’ agreement also contains certain corporate governance provisions regarding the nomination of directors and officers of Dave & Buster’s Entertainment, Inc. by the parties thereto. The stockholders’ agreement also provides that Dave & Buster’s Entertainment, Inc.’s stockholders, under certain circumstances, will have the ability to cause Dave & Buster’s Entertainment, Inc. to register common equity securities of Dave & Buster’s Entertainment, Inc. under the Securities Act, and provide for procedures by which certain of the equity holders of Dave & Buster’s Entertainment, Inc. may participate in such registrations.

Upon the consummation of an initial public offering (including this offering), the stockholders’ agreement will automatically terminate, with the exception of provisions relating to registration rights and certain miscellaneous terms.

Related Transactions

We have not adopted a formal policy governing the review, approval or ratification of related party transactions. However, our Audit Committee reviews, approves or ratifies, when necessary, all transactions involving corporate officers. In addition, pursuant to our Code of Business Ethics, it is Company policy that unless a written waiver is granted (as explained below), employees may not (a) perform services for or have a financial interest in a private company that is, or may become, a supplier, guest, or competitor of the Company; (b) perform services for or own more than 1% of the equity of a publicly traded company that is, or may become, a supplier, guest, or competitor of the Company, or (c) perform outside work or otherwise engage in any outside activity or enterprise that may interfere in any way with job performance or create a conflict with the Company’s best interests. Employees are under a continuing obligation to disclose to their supervisors any situation that presents the possibility of a conflict or disparity of interest between the employee and the Company. An employee’s conflict of interest may only be waived if both the Legal Department and the employee’s supervisor waive the conflict in writing. An officer’s conflict of interest may only be waived if the Audit Committee approves the waiver.

DESCRIPTION OF CAPITAL STOCK

The following is a description of the material terms of our amended and restated certificate of incorporation and bylaws as they will be in effect immediately prior to the consummation of this offering. This summary does not purport to be complete and is qualified in its entirety by reference to the actual terms and provisions of our amended and restated certificate of incorporation and bylaws, copies of which will be filed as exhibits to the registration statement of which this prospectus is a part.

Authorized Capitalization

Our shares of capital stock are currently held by 17 holders. Immediately prior to the consummation of this offering, our authorized capital stock will consist of              shares of common stock, par value $0.01 per share, and              shares of preferred stock, par value $0.01 per share. Immediately following the completion of this offering,              shares of common stock, or              shares if the underwriters exercise their option to purchase additional shares in full, will be outstanding, and there will be no outstanding shares of preferred stock.

Common Stock

The holders of our common stock are entitled to the following rights:

Voting rights

Each share of common stock entitles the holder to one vote with respect to each matter presented to our stockholders on which the holders of common stock are entitled to vote. Our common stock votes as a single class on all matters relating to the election and removal of directors on our Board of Directors and as provided by law, with each share of common stock entitling its holder to one vote. Holders of our common stock will not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Except as otherwise provided in our amended and restated certificate of incorporation or required by law, all matters to be voted on by our stockholders must be approved by a majority of the shares present in person or by proxy at the meeting and entitled to vote on the subject matter.

Dividend rights

Holders of common stock will share equally in any dividend declared out of legally available funds by our Board of Directors, subject to any preferential rights of the holders of any outstanding preferred stock.

Liquidation rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of our common stock would be entitled to share ratably in our assets that are legally available for distribution to stockholders after payment of liabilities. If we have any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distribution and/or liquidation preferences. In either such case, we must pay the applicable distribution to the holders of our preferred stock before we may pay distributions to the holders of our common stock.

Other rights

Our stockholders have no subscription, redemption or conversion privileges. Our common stock does not entitle its holders to preemptive rights for additional shares and does not have any sinking fund provisions. All of the outstanding shares of our common stock are fully paid and nonassessable. The rights, preferences and privileges of the holders of our common stock are subject to the rights of the holders of shares of any series of preferred stock which we may issue.

Registration rights

Our existing stockholders have certain registration rights with respect to our common stock pursuant to a registration rights agreement. For further information regarding this agreement, see “Certain Relationships and Related Transactions—Shareholders’ Agreement” and “Shares Eligible for Future Sale.”

Preferred Stock

Our Board of Directors is authorized to provide for the issuance of preferred stock in one or more series and to fix the preferences, powers and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including the dividend rate, conversion rights, voting rights, redemption rights and liquidation preference and to fix the number of shares to be included in any such series without any further vote or action by our stockholders. Any preferred stock so issued may rank senior to our common stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up, or both. In addition, any such shares of preferred stock may have class or series voting rights. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company without further action by the stockholders and may adversely affect the voting and other rights of the holders of our common stock. Our Board of Directors has not authorized the issuance of any shares of preferred stock, and we have no agreements or current plans for the issuance of any shares of preferred stock.

Anti-takeover Effects of our Amended and Restated Certificate of Incorporation and Bylaws

Upon the closing of this offering, our amended and restated certificate of incorporation and bylaws will contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our Board of Directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give our Board of Directors the power to discourage acquisitions that some stockholders may favor.

Board composition and filling vacancies.    We will have a classified Board of Directors upon the closing of this offering. See “Management—Directors, Executive Officers and Other Key Employees.” It will take at least two annual meetings of stockholders to elect a majority of the Board of Directors given our classified board. As a result, it may discourage third-party proxy contests, tender offers or attempts to obtain control of us even if such changes would be beneficial to us and our stockholders.

Our amended and restated certificate of incorporation will provide that directors may be removed only for cause by the affirmative vote of the holders of a majority of the voting power of the outstanding shares of common stock entitled to vote. Furthermore, any vacancy on our Board of Directors, however occurring, including a vacancy resulting from an increase in the size of our Board, may only be filled by the affirmative vote of a majority of our directors then in office even if less than a quorum.

No stockholder action by written consent.    Our amended and restated certificate of incorporation will provide that, subject to the rights of any holders of preferred stock to act by written consent instead of a meeting, stockholder action may be taken only at an annual meeting or special meeting of stockholders and may not be taken by written consent instead of a meeting, unless affiliates of the Oak Hill Funds own at least 50% of our outstanding common stock or the action to be taken by written consent of stockholders and the taking of this action by written consent has been expressly approved in advance by the Board of Directors. Failure to satisfy any of the requirements for a stockholder meeting could delay, prevent or invalidate stockholder action.

Meetings of stockholders.    Our amended and restated certificate of incorporation will provide that only a majority of the members of our Board of Directors then in office or the Chief Executive Officer may call special meetings of the stockholders and only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders. Our bylaws will limit the business that may be conducted at an annual meeting of stockholders to those matters properly brought before the meeting.

Advance notice requirements.    Our bylaws will establish an advance notice procedure for stockholders to make nominations of candidates for election as directors or to bring other business before an annual meeting of our stockholders. The bylaws will provide that any stockholder wishing to nominate persons for election as directors at, or bring other business before, an annual meeting must deliver to our secretary a written notice of the stockholder’s intention to do so. To be timely, the stockholder’s notice must be delivered to or mailed and received by us not later than the 90th day nor earlier than the 120th day prior to the anniversary date of the preceding annual meeting, except that if the annual meeting is not within 30 days before or 60 days after the date contemplated at the time of the previous year’s proxy statement, we must receive the notice not earlier than the 120th day prior to such annual meeting and not later than the 90th day prior to such annual meeting. If a public announcement of the date of such annual meeting is made fewer than 100 days prior to the date of such annual meeting, then notice must be received by us no later than the tenth day following the public announcement of the date of the meeting. The notice must include the information specified in the bylaws. These provisions may preclude stockholders from bringing matters before an annual or special meeting of stockholders or from making nominations for directors at an annual or special meeting of stockholders.

Amendment to bylaws and certificate of incorporation.    Any amendment to our amended and restated certificate of incorporation must first be approved by a majority of our Board of Directors and (i) if required by law, thereafter be approved by a majority of the outstanding shares entitled to vote on the amendment or (ii) if related to provisions regarding the classification of the Board of Directors, the removal of directors, stockholder action by written consent, the ability to call special meetings of stockholders, indemnification, corporate opportunities or the amendment of our bylaws or certificate of incorporation, thereafter be approved by 66 2/3% of the outstanding shares entitled to vote on the amendment. Our bylaws may be amended (x) by the affirmative vote of a majority of the directors then in office, subject to any limitations set forth in the bylaws, without further stockholder action or (y) by the affirmative vote of at least 66 2/3% of the outstanding shares entitled to vote on the amendment, without further action by our Board of Directors.

Authorized but unissued shares.    The authorized but unissued shares of our common stock and our preferred stock will be available for future issuance without any further vote or action by our stockholders. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of our common stock and our preferred stock could render more difficult or discourage an attempt to obtain control over us by means of a proxy contest, tender offer, merger or otherwise.

Delaware Anti-Takeover Statute

Upon the closing of this offering, our amended and restated certificate of incorporation will provide that the provisions of Section 203 of the Delaware General Corporation Law or DGCL, which relate to business combinations with interested stockholders, do not apply to us. Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a business combination transaction with an interested stockholder (a stockholder who owns more than 15% of our common stock) for a period of three years after the interested stockholder became such unless the transaction fits within an applicable exemption, such as board approval of the business combination or the transaction that resulted in such stockholder becoming an interested stockholder. These provisions would apply even if the business combination could be considered beneficial by some shareholders. By opting out of Section 203 of the DGCL, a stockholder that becomes an interested stockholder will be able to engage in a business combination transaction with us without prior board approval.

Indemnification of Officers and Directors

Our certificate of incorporation provides our directors will not be liable for monetary damages for breach of fiduciary duty, except for liability relating to any breach of the director’s duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, violations under Section 174 of the DGCL or any transaction from which the director derived an improper personal benefit.

In addition, prior to the completion of our initial public offering, we will enter into indemnification agreements with each of our executive officers and directors. The indemnification agreements will provide the executive officers and directors with contractual rights to indemnification, expense advancement and reimbursement to the fullest extent permitted under the DGCL.

There is no pending litigation or proceeding naming any of our directors or officers for which indemnification is being sought, and we are not aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

Corporate Opportunities

Our certificate of incorporation will provide that the Oak Hill Funds and their affiliates have no obligation to offer us an opportunity to participate in business opportunities presented to Oak Hill Funds or their respective affiliates even if the opportunity is one that we might reasonably have pursued (and therefore may be free to compete with us in the same business or similar businesses), and that neither the Oak Hill Funds nor their respective affiliates will be liable to us or our stockholders for breach of any duty by reason of any such activities unless, in the case of any person who is a director or officer of our company, such business opportunity is expressly offered to such director or officer in writing solely in his or her capacity as an officer or director of our company.

Listing

We intend to apply to have our common stock listed on the NYSE or NASDAQ under the symbol “PLAY.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is             .

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there was no public market for our common stock.

Sale of Restricted Securities

After this offering, there will be outstanding              shares (assuming no exercise of the underwriters’ option to purchase additional shares), or              shares (assuming full exercise of the underwriters’ option to purchase additional shares), of our common stock, in each case including shares of restricted stock and stock awards we intend to grant to our named executive officers and other employees and certain of our directors at the time of this offering. Of these shares, all of the shares of our common stock sold in this offering will be freely tradable in the public market, unless purchased by our “affiliates” as that term is defined in Rule 144 under the Securities Act. Subject to the lock-up agreements described below, shares held by our affiliates that are not “restricted securities” as defined in Rule 144 under the Securities Act may be sold subject to compliance with Rule 144 of the Securities Act without regard to the prescribed one-year holding period under Rule 144.              shares of our common stock held by our existing shareholders will be “restricted securities.”

Lock-up Arrangements

In connection with this offering, we, each of our directors, executive officers, the selling stockholders and certain of our significant stockholders, representing              shares of our common stock, will enter into lock-up agreements as described under “Underwriting” that restrict the sale of shares of our common stock for up to 180 days after the date of this prospectus, subject to an extension in certain circumstances.

In addition, following the expiration of the lock-up period, certain stockholders will have the right, subject to certain conditions, to require us to register the sale of their shares of our common stock under federal securities laws. If these stockholders exercise this right, our other existing stockholders may require us to register their registrable securities. By exercising their registration rights, and selling a large number of shares, these selling stockholders could cause the prevailing market price of our common stock to decline.

Following the lock-up periods described above, all of the shares of our common stock that are restricted securities or are held by our affiliates as of the date of this prospectus will be eligible for sale in the public market in compliance with Rule 144 under the Securities Act.

Rule 144

The shares of our common stock sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act, except that any shares of our common stock held by an “affiliate” of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 or otherwise. Rule 144 permits our common stock that has been acquired by a person who is an affiliate of ours, or has been an affiliate of ours within the past three months, to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

•	one percent of the total number of shares of our common stock outstanding; or

•	the average weekly reported trading volume of our common stock for the four calendar weeks prior to the sale.

Such sales are also subject to specific manner of sale provisions, a six-month holding period requirement, notice requirements and the availability of current public information about us.

Approximately              shares of our common stock that are not subject to the lock-up arrangements described above will be eligible for sale under Rule 144 immediately upon closing this offering.

Rule 144 also provides that a person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has for at least six months beneficially owned shares of our common stock that are restricted securities, will be entitled to freely sell such shares of our common stock subject only to the availability of current public information regarding us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned for at least one year shares of our common stock that are restricted securities, will be entitled to freely sell such shares of our common stock under Rule 144 without regard to the current public information requirements of Rule 144.

Equity Compensation Plan

We intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of our common stock issued or reserved for issuance under the equity compensation plan, referred to under “Executive Compensation—Compensation Discussion and Analysis—Annual Incentive Plan.” The first such registration statement is expected to be filed soon after the date of this prospectus and will automatically become effective upon filing with the SEC. Accordingly, shares registered under such registration statement will be available for sale in the open market, unless such shares are subject to vesting restrictions with us or the lock-up restrictions described above.

Registration Rights

Upon the closing of this offering, the holders of an aggregate of              shares of our common stock will be entitled to rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of registration, except for shares purchased by affiliates. For more information, see “Certain Relationships and Related Transactions—Stockholders’ Agreement.”

CERTAIN MATERIAL UNITED STATES FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS

The following is a general discussion of the material United States federal income and estate tax consequences of the purchase, ownership and disposition of common stock that may be relevant to you if you are a non-U.S. Holder (as defined below), and is based upon the Internal Revenue Code of 1986, as amended (the “Code”), the Treasury Department regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as of the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion is limited to non-U.S. Holders who hold shares of common stock as capital assets within the meaning of Section 1221 of the Code. Moreover, this discussion is for general information only and does not address all the tax consequences that may be relevant to you in light of your particular circumstances, nor does it discuss special tax provisions, which may apply to you if you relinquished U.S. citizenship or residence, are a “controlled foreign corporation,” “passive foreign investment company” or a partnership or other pass-through entity for United States federal income tax purposes.

As used in this discussion, the term “non-U.S. Holder” means a beneficial owner of our common stock that is not, for United States federal income tax purposes:

•	any individual who is a citizen or resident of the United States,

•

any corporation (or other entity taxable as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia,

•	any estate the income of which is subject to United States federal income taxation regardless of its source, or

•

any trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) it was in existence on August 20, 1996 and has a valid election in effect under applicable Treasury Department regulations to be treated as a domestic trust for United States federal income tax purposes.

If you are an individual, you may, in many cases, be deemed to be a resident alien, as opposed to a nonresident alien, by virtue of being present in the United States (1) for at least 183 days during the calendar year, or (2) for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For purposes of (2), all the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year are counted. Resident aliens are subject to United States federal income tax as if they were U.S. citizens.

If a partnership, including any entity or arrangement treated as a partnership for United States federal income tax purposes, is a holder of our common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. A holder that is a partnership, and the partners in such partnership, should consult their own tax advisors regarding the tax consequences of the purchase, ownership and disposition of our common stock.

EACH PROSPECTIVE PURCHASER OF COMMON STOCK IS ADVISED TO CONSULT A TAX ADVISOR WITH RESPECT TO CURRENT AND POSSIBLE FUTURE TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES THAT MAY ARISE UNDER THE LAWS OF ANY U.S. STATE, MUNICIPALITY OR OTHER TAXING JURISDICTION, IN LIGHT OF THE PROSPECTIVE PURCHASER’S PARTICULAR CIRCUMSTANCES.

Dividends

We do not anticipate making any distributions on our common stock. See “Dividend Policy.” If distributions are paid on shares of our common stock, such distributions will constitute dividends for United States federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, such excess will constitute a return of capital that reduces, but not below zero, a non-U.S. Holder’s tax basis in our common stock. Any remainder will constitute gain from the sale or exchange of our common stock. If dividends are paid, as a non-U.S. Holder, you will be subject to withholding of United States federal income tax at a 30% rate, or a lower rate as may be specified by an applicable income tax treaty, on the gross amount of the dividends paid to you. To claim the benefit of a lower rate under an income tax treaty, you must properly file with the payor an Internal Revenue Service Form W-8BEN, or other applicable form, claiming an exemption from or reduction in withholding under the applicable tax treaty. In addition, where dividends are paid to a non-U.S. Holder that is a partnership or other pass-through entity, persons holding an interest in the entity may need to provide certification claiming an exemption or reduction in withholding under the applicable treaty.

If dividends are considered effectively connected with the conduct of a trade or business by you within the United States and, if required by an applicable income tax treaty, are attributable to a United States permanent establishment of yours, those dividends will be subject to United States federal income tax on a net basis at applicable graduated individual or corporate rates but will not be subject to withholding tax, provided an Internal Revenue Service Form W-8ECI, or other applicable form, is filed with the payor. If you are a foreign corporation, any effectively connected dividends may, under certain circumstances, be subject to an additional “branch profits tax” at a rate of 30% or a lower rate as may be specified by an applicable income tax treaty.

You must comply with the certification procedures described above, or, in the case of payments made outside the United States with respect to an offshore account, certain documentary evidence procedures, directly or, under certain circumstances, through an intermediary, to obtain the benefits of a reduced rate under an income tax treaty with respect to dividends paid with respect to your common stock. In addition, if you are required to provide an Internal Revenue Service Form W-8ECI or other applicable form, as discussed above, you must also provide your United States taxpayer identification number.

If you are eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty, you may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the Internal Revenue Service.

Gain on Disposition of Common Stock

As a non-U.S. Holder, you generally will not be subject to United States federal income or withholding tax on any gain recognized on a sale or other disposition of common stock unless:

•

the gain is considered effectively connected with the conduct of a trade or business by you within the United States and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of yours (in which case the gain will be subject to United States federal income tax on a net basis at applicable individual or corporate rates and, if you are a foreign corporation, the gain may, under certain circumstances, be subject to an additional branch profits tax equal to 30% or a lower rate as may be specified by an applicable income tax treaty);

•	you are an individual who is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met (in which case, except as otherwise provided by an applicable income tax treaty, the gain, which may be offset by U.S. source capital losses, generally will be subject to a flat 30% United States federal income tax, even though you are not considered a resident alien under the Code); or

•

we are or become a United States real property holding corporation (“USRPHC”). We believe that we are not currently, and are not likely not to become, a USRPHC. Even if we were to become a USRPHC, gain on the sale or other disposition of common stock by you generally would not be subject to United States federal income tax provided:

•	the common stock was “regularly traded on an established securities market”; and

•

you do not actually or constructively own more than 5% of the common stock during the shorter of (i) the five-year period ending on the date of such disposition or (ii) the period of time during which you held such shares.

Federal Estate Tax

Individuals, or an entity the property of which is includable in an individual’s gross estate for United States federal estate tax purposes, should note that common stock held at the time of such individual’s death will be included in such individual’s gross estate for United States federal estate tax purposes and may be subject to United States federal estate tax, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding Tax

We must report annually to the Internal Revenue Service and to each of you the amount of dividends paid to you and the tax withheld with respect to those dividends, regardless of whether withholding was required. Copies of the information returns reporting those dividends and withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty or other applicable agreements.

Backup withholding is generally imposed (currently at a 28% rate) on certain payments to persons that fail to furnish the necessary identifying information to the payor. You generally will be subject to backup withholding tax with respect to dividends paid on your common stock unless you certify to the payor your non-U.S. status. Dividends subject to withholding of United States federal income tax as described above in “—Dividends” would not be subject to backup withholding.

The payment of proceeds of a sale of common stock effected by or through a United States office of a broker is subject to both backup withholding and information reporting unless you provide the payor with your name and address and you certify your non-U.S. status or you otherwise establish an exemption. In general, backup withholding and information reporting will not apply to the payment of the proceeds of a sale of common stock by or through a foreign office of a broker. If, however, such broker is, for United States federal income tax purposes, a U.S. person, a controlled foreign corporation, a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States or a foreign partnership that at any time during its tax year either is engaged in the conduct of a trade or business in the United States or has as partners one or more U.S. persons that, in the aggregate, hold more than 50% of the income or capital interest in the partnership, backup withholding will not apply but such payments will be subject to information reporting, unless such broker has documentary evidence in its records that you are a non-U.S. Holder and certain other conditions are met or you otherwise establish an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is furnished in a timely manner to the Internal Revenue Service.

Recent Legislative Developments

Recent legislation generally imposes withholding at a rate of 30% on payments to certain foreign entities after December 31, 2012, of dividends on and the gross proceeds of dispositions of U.S. common stock, unless various U.S. information reporting and due diligence requirements have been satisfied that generally relate to ownership by U.S. persons of interests in or accounts with those entities. You should consult your tax advisor regarding the possible implications of this legislation on your investment in our common stock.

UNDERWRITING

The company, the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., Jefferies & Company, Inc. and Piper Jaffray & Co. are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.
Jefferies & Company, Inc.
Piper Jaffray & Co.

Total

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional             shares from the selling stockholders. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by the company. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase             additional shares.

Paid by the Company

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $             per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The company and its officers, directors, the selling stockholders and holders of substantially all of the company’s common stock have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. and Jefferies & Company, Inc. This agreement does not apply to any existing employee benefit plans. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

The 180-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 180-day restricted period the company issues an earnings release or announces material news or a material event; or (2) prior to the expiration of the 180-day restricted period, the company announces that it will release earnings results during the 15-day period following the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release of the announcement of the material news or material event.

Prior to the offering, there has been no public market for the shares. The initial public offering price has been negotiated among the company and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be the company’s historical performance, estimates of the business potential and earnings prospects of the company, an assessment of the company’s management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We intend to apply to list the common stock on either the NYSE or Nasdaq under the symbol “PLAY”. In order to meet one of the requirements for listing the common stock on the NYSE or Nasdaq, the underwriters have undertaken to sell lots of              or more shares to a minimum of              beneficial holders.

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Shorts sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from the company in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the company’s stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the relevant exchange, in the over-the-counter market or otherwise.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of shares which are the subject of the offering contemplated by this prospectus to the public in that Relevant Member State other than:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

The company estimated that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $            .

The company and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the issuer, for which they received or will receive customary fees and expenses. In particular, certain of the underwriters or their affiliates are lenders under our senior secured credit facility. They have received, or may in the future receive, customary fees and commissions for these transactions.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

LEGAL MATTERS

The validity of the common stock offered hereby will be passed upon for us by Weil, Gotshal & Manges LLP, New York, New York. Certain legal matters in connection with the offering of the common stock will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP, New York, New York.

EXPERTS

The consolidated financial statements of Dave & Buster’s Entertainment, Inc. and its subsidiaries as of January 30, 2011 and for the 244 day period ended January 30, 2011 and the 120 day period ended May 31, 2010 have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Dave & Buster’s Holdings, Inc and its subsidiaries (the predecessor of Dave & Buster’s Entertainment, Inc.) at January 31, 2010 and February 1, 2009 and the fiscal years then ended, included in this Prospectus and Registration Statement, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firms as experts in accounting and auditing.

AVAILABLE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to Dave & Buster’s Entertainment, Inc. and the shares of common stock offered hereby, you should refer to the registration statement and to the exhibits and schedules filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. A copy of the Dave & Buster’s Entertainment, Inc. registration statement and the exhibits and schedules thereto may be inspected without charge at the public reference room maintained by the SEC located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of all or any portion of the registration statements and the filings may be obtained from such offices upon payment of prescribed fees. The public may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330 or (202) 551-8090. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

You may request copies of the SEC filings of Dave & Buster’s, Inc. and forms of documents pertaining to the securities offered hereby referred to in this prospectus without charge, by written or telephonic request directed to us at Dave & Buster’s Entertainment, Inc., 2481 Mañana Drive, Dallas, Texas 75220, Attention: Investor Relations, Telephone: (214) 357-9588, Website: www.daveandbusters.com.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Audited Consolidated Financial Statements for the fiscal years ended January 30, 2011, January 31, 2010 and February 1, 2009

Report of Ernst & Young LLP, independent registered public accounting firm	F-2

Report of KPMG LLP, independent registered public accounting firm	F-3

Consolidated Balance Sheets as of January 30, 2011 (Successor) and January 31, 2010 (Predecessor)	F-4

Consolidated Statements of Operations for each of the 244 day period from June 1, 2010 to January  30, 2011 (Successor), the 120 day period from February 1, 2010 to May 31, 2010 (Predecessor) and the fiscal years ended January 31, 2010, and February 1, 2009

F-5

Consolidated Statements of Stockholders’ Equity for each of the three fiscal years in the period ended January 30, 2011	F-6

Consolidated Statements of Cash Flows for each of the 244 day period from June 1, 2010 to January  30, 2011 (Successor), the 120 day period from February 1, 2010 to May 31, 2010 (Predecessor) and the fiscal years ended January 31, 2010, and February 1, 2009

F-7

Notes to audited consolidated financial statements	F-8

Unaudited Consolidated Financial Statements for the 13 week period ended May 1, 2011 (Successor) and the 13 week period ended May 2, 2010 (Predecessor)

Unaudited Consolidated Balance Sheet as of May 1, 2011 (Successor) and May 2, 2010 (Predecessor)	F-35

Unaudited Consolidated Statements of Operations for the 13 week period ended May 1, 2011 (Successor) and the 13 week period ended May 2, 2010 (Predecessor)	F-36

Unaudited Consolidated Statements of Cash Flows for the 13 week period ended May 1, 2011 (Successor) and the 13 week period ended May 2, 2010 (Predecessor)	F-37

Unaudited Consolidated Statements of Stockholders’ Equity for 13 week period ended May 1, 2011 (Successor) and the 13 week period ended May 2, 2010 (Predecessor)	F-38

Notes to unaudited consolidated financial statements	F-39

Report of Independent Registered Public Accounting Firm

The Board of Directors

Dave & Buster’s Entertainment, Inc.

We have audited the accompanying consolidated balance sheet of Dave & Buster’s Entertainment, Inc. (Predecessor (the Company)) as of January 31, 2010, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the two fiscal years in the period ended January 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Dave & Buster’s Entertainment, Inc. at January 31, 2010, and the consolidated results of its operations and its cash flows for the two fiscal years in the period ended January 31, 2010, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

October 26, 2010, except for Note 15 as to which the date is July 14, 2011

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Dave & Buster’s Entertainment, Inc.:

We have audited the accompanying consolidated balance sheet of Dave & Buster’s Entertainment, Inc. (the Company) as of January 30, 2011, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the 120-day period ended May 31, 2010 and the 244-day period ended January 30, 2011. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Dave & Buster’s Entertainment, Inc. as of January 30, 2011, and the results of their operations and their cash flows for the 120-day period ended May 31, 2010 and the 244-day period ended January 30, 2011, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Dallas, Texas

July 14, 2011

DAVE & BUSTER’S ENTERTAINMENT, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share amounts)

	January 30, 2011	January 31, 2010
	(Successor)	(Predecessor) (Note 2)
ASSETS
Current assets:
Cash and cash equivalents	$34,407	$16,682
Inventories (Note 2)	14,231	13,782
Prepaid expenses	9,609	8,347
Deferred income taxes	7,568	5,308
Income tax receivable	5,861	51
Other current assets	5,015	2,616

Total current assets	76,691	46,786
Property and equipment, net of accumulated depreciation (Note 6)	304,819	294,151
Tradenames	79,000	63,000
Goodwill	272,626	65,857
Other assets and deferred charges	31,406	13,846

Total assets	$764,542	$483,640

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current installments of long-term debt (Note 8)	$1,500	$836
Accounts payable	18,694	21,414
Accrued liabilities (Note 2) (Note 7)	59,864	57,142
Income taxes payable	1,434	1,136
Deferred income taxes	385	180

Total current liabilities	81,877	80,708
Deferred income taxes	24,702	11,493
Deferred occupancy costs (Note 2)	59,017	60,712
Other liabilities	12,698	11,667
Long-term debt, less current installments (Note 8), net of unamortized discount	346,418	226,414
Commitment and contingencies (Note 13)
Stockholders’ equity (Note 11):
Common stock—Successor, $0.01 par value; authorized: 500,000 shares; issued: 245,498 shares as of January 30, 2011	2	—
Common stock—Predecessor, $0.01 par value; authorized: 125,000 shares; issued: 108,100 shares as of January 31, 2010	—	1
Paid-in capital	246,290	112,068
Treasury Stock, 1,500 shares as of January 30, 2011 (Note 1)	(1,500)	—
Accumulated comprehensive income	195	216
Accumulated deficit	(5,157)	(19,639)

Total stockholders’ equity	239,830	92,646

Total liabilities and stockholders’ equity	$764,542	$483,640

See accompanying notes to consolidated financial statements.

DAVE & BUSTER’S ENTERTAINMENT, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share and per share amounts)

	244 Days Ended January 30, 2011	120 Days Ended May 31, 2010	Fiscal Year Ended January 31, 2010	Fiscal Year Ended February 1, 2009
	(Successor)	(Predecessor)	(Predecessor)	(Predecessor)
Food and beverage revenues	$177,044	$90,470	$269,973	$284,779
Amusement and other revenues	166,489	87,536	250,810	248,579

Total revenues	343,533	178,006	520,783	533,358
Cost of food and beverage	41,890	21,817	65,349	70,520
Cost of amusement and other	26,832	13,442	38,788	34,218

Total cost of products	68,722	35,259	104,137	104,738
Operating payroll and benefits	85,271	43,969	132,114	139,508
Other store operating expenses	111,456	59,802	174,685	174,179
General and administrative expenses	25,670	17,064	30,437	34,546
Depreciation and amortization expense	33,794	16,224	53,658	49,652
Pre-opening costs	842	1,447	3,881	2,988

Total operating costs	325,755	173,765	498,912	505,611

Operating income	17,778	4,241	21,871	27,747
Interest expense, net	25,486	6,976	22,122	26,177

Income (loss) before provision (benefit) for income taxes	(7,708)	(2,735)	(251)	1,570
Provision (benefit) for income taxes	(2,551)	(597)	99	(45)

Net income (loss)	$(5,157)	$(2,138)	$(350)	$1,615

Net income (loss) per share:
Basic	$(21.07)	$(19.78)	$(3.24)	$14.94

Diluted	$(21.07)	$(19.78)	$(3.24)	$14.63

Weighted average shares used in per share calculations:
Basic	244,748	108,100	108,100	108,100
Diluted	244,748	108,100	108,100	110,381

See accompanying notes to consolidated financial statements.

DAVE & BUSTER’S ENTERTAINMENT, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(in thousands, except share amounts)

	Common Stock		Paid-In Capital	Treasury Stock At Cost		Accumulated Other Comprehensive Income	Retained Earnings (Deficit)	-
	Shares	Amount		Shares	Amount
Balance, February 3, 2008 (Predecessor)	108,100	$1	$110,465	—	$—	$1,194	$(20,904)	$90,756

Net earnings	—	—	—	—	—	—	1,615	1,615
Unrealized foreign currency translation loss (net of tax)	—	—	—	—	—	(1,228)	—	(1,228)

Comprehensive income	—	—	—	—	—	—	—	387
Stock-based compensation	—	—	880	—	—	—	—	880
Balance, February 1, 2009 (Predecessor)	108,100	1	111,345	—	—	(34)	(19,289)	92,023

Net loss	—	—	—	—	—	—	(350)	(350)
Unrealized foreign currency translation gain (net of tax)	—	—	—	—	—	250	—	250

Comprehensive loss	—	—	—	—	—	—	—	(100)
Stock-based compensation	—	—	723	—	—	—	—	723
Balance January 31, 2010 (Predecessor)	108,100	1	112,068	—	—	216	(19,639)	92,646

Net loss	—	—	—	—	—	—	(2,138)	(2,138)
Unrealized foreign currency translation gain (net of tax)	—	—	—	—	—	49	—	49

Comprehensive loss	—	—	—	—	—	—	—	(2,089)
Stock-based compensation	—	—	1,697	—	—	—	—	1,697
Balance May 31, 2010 (Predecessor)	108,100	1	113,765	—	—	265	(21,777)	92,254

Elimination of Predecessor equity	(108,100)	(1)	(113,765)	—	—	(265)	21,777	(92,254)
Initial investment by Successor	245,498	2	245,496	—	—	—	—	245,498
Net loss	—	—	—	—	—	—	(5,157)	(5,157)
Unrealized foreign currency translation gain (net of tax)	—	—	—	—	—	195	—	195

Comprehensive loss	—	—	—	—	—	—	—	(4,962)
Stock-based compensation	—	—	794	—	—	—	—	794
Purchase of Treasury Stock (see Note 1)	—	—	—	1,500	(1,500)	—	—	(1,500)

Balance January 30, 2011 (Successor)	245,498	$2	$246,290	1,500	$(1,500)	$195	$(5,157)	$239,830

See accompanying notes to consolidated financial statements.

DAVE & BUSTER’S ENTERTAINMENT, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	244 Days Ended January 30, 2011	120 Days Ended May 31, 2010	Fiscal Year Ended January 31, 2010	Fiscal Year Ended February 1, 2009
	(Successor)	(Predecessor)	(Predecessor)	(Predecessor)
Cash flows from operating activities:
Net income (loss)	$(5,157)	$(2,138)	$(350)	$1,615
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization expense	33,794	16,224	53,658	49,652
Deferred income tax benefit	(1,245)	(2,241)	(6,246)	(3,344)
Loss (gain) on sale of fixed assets	(2,813)	416	1,004	1,648
Stock-based compensation charges	794	1,697	723	880
Other, net	603	(11)	642	(468)
Changes in assets and liabilities:
Inventories	(1,142)	(31)	1,486	(103)
Prepaid expenses	(168)	(1,094)	(570)	333
Income tax receivable	8	(1,856)	2,203	(2,254)
Other current assets	1,224	519	(2,167)	5,949
Other assets and deferred charges	3,022	(190)	675	2,111
Accounts payable	(2,022)	(698)	2,524	(3,103)
Accrued liabilities	(3,471)	(2,137)	(3,620)	(769)
Income taxes payable	(55)	2,886	671	(3,692)
Acquisition of minority interest	—	—	(102)	—
Deferred occupancy costs	398	86	7,683	2,569
Other liabilities	(159)	(137)	840	1,173
Deferred insurance proceeds (Note 5)	1,629	—	—	—

Net cash provided by operating activities	25,240	11,295	59,054	52,197

Cash flows from investing activities:
Initial Investment by Successor (Note 3)	245,498	—	—	—
Purchase of Predecessor stock	(330,803)	—	—	—
Capital expenditures	(22,255)	(12,978)	(48,423)	(49,254)
Insurance proceeds on Nashville property (Note 5)	4,808	—	—	—
Proceeds from sales of property and equipment	8	3	17	170

Net cash used in investing activities	(102,744)	(12,975)	(48,406)	(49,084)

Cash flows from financing activities:
Repayments of long-term debt, including extinguishment fees	(237,625)	—	—	—
Borrowings under senior credit facility	—	—	36,600	24,000
Repayments of senior secured credit facility	(2,750)	(125)	(39,100)	(22,625)
Borrowings under senior secured credit facility, net of unamortized discount	150,500	—	—	—
Borrowings under senior notes	200,000	—	—	—
Repayments under senior notes	—	—	—	(15,000)
Debt issuance costs	(12,591)	—	—	—
Purchase of treasury stock (Note 1) (Note 1)	(500)	—	—	—

Net cash provided (used) by financing activities	97,034	(125)	(2,500)	(13,625)

Increase (decrease) in cash and cash equivalents	19,530	(1,805)	8,148	(10,512)
Beginning cash and cash equivalents	14,877	16,682	8,534	19,046

Ending cash and cash equivalents	$34,407	$14,877	$16,682	$8,534

Supplemental disclosures of cash flow information:
Cash paid (refunds received) for income taxes, net	$(1,257)	$597	3,599	$9,005
Cash paid for interest and related debt fees, net of amounts capitalized	$33,036	$10,259	22,932	$25,650

See accompanying notes to consolidated financial statements.

DAVE & BUSTER’S ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts)

Note 1: General Information

On June 1, 2010, Dave & Buster’s Entertainment, Inc. (formerly known as Dave & Buster’s Parent, Inc. and originally named Games Acquisition Corp.), a newly-formed Delaware corporation owned by Oak Hill Capital Partners III, L.P. and Oak Hill Capital Management Partners III, L.P. (collectively, “Oak Hill” and together with their manager, Oak Hill Capital Management, LLC, “Oak Hill Capital Partners”) acquired all of the outstanding common stock (the “Acquisition”) of Dave & Buster’s Holdings, Inc. (“D&B Holdings”) from Wellspring Capital Partners III, L.P. and HBK Main Street Investors L.P. In connection therewith, Games Merger Corp., a newly-formed Missouri corporation and an indirect wholly-owned subsidiary of Dave & Buster’s Entertainment, Inc., merged (the “Merger”) with and into D&B Holdings’ wholly-owned, direct subsidiary, Dave & Buster’s, Inc. (with Dave & Buster’s, Inc. being the surviving corporation in the Merger). As a result of the Acquisition, Oak Hill indirectly controlled approximately 96% and certain members of our Board of Directors and management controlled approximately 4% of the outstanding common stock of Dave & Buster’s Entertainment, Inc. See Note 3 for further discussion on the Acquisition and purchase price.

Dave & Buster’s Entertainment, Inc. (“Entertainment Co.”) owns no other significant assets or operations other than the ownership of all the common stock of D&B Holdings. D&B Holdings owns no other significant assets or operations other than the ownership of all the common stock of Dave & Buster’s, Inc. References to the “Company”, “we”, “us”, and “our” refers to Dave & Buster’s Entertainment, Inc. and its subsidiaries and any predecessor companies. All material intercompany accounts and transactions have been eliminated in consolidation.

Our one industry segment is the operation and licensing of high-volume entertainment and dining venues under the names “Dave & Buster’s” and “Dave & Buster’s Grand Sports Café.” As of January 30, 2011, there were 57 company-owned locations in the United States and Canada and one franchise location in Canada. Our fiscal year ends on the Sunday after the Saturday closest to January 31.

On September 30, 2010, we purchased $1,500 of our common stock from a former member of management, of which $500 was paid prior to January 30, 2011. The Company has accrued $1,000 for the remaining purchase price. The purchased shares are being held as Treasury Stock by the Company. Subsequent to the repurchase, Oak Hill controls approximately 96.6% and certain members of our Board of Directors and management control approximately 3.4% of our outstanding common stock.

Note 2: Summary of Significant Accounting Policies

Basis of Presentation—The accompanying audited financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in the United States as prescribed by the Securities and Exchange Commission. In the opinion of management, these financial statements contain all adjustments, consisting of normal recurring adjustments, necessary to present fairly the financial position, results of operations and cash flows for the periods indicated.

Accounting principles generally accepted in the United States require operating results of D&B Holdings prior to the Acquisition completed June 1, 2010 to be presented as the Predecessor’s results in the historical financial statements. Operating results of Entertainment Co. subsequent to the Acquisition are presented as the Successor’s results and include all periods including and subsequent to June 1, 2010. There have been no changes in the business operations of the Company due to the Acquisition.

DAVE & BUSTER’S ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(in thousands, except share and per share amounts)

The financial statements include our accounts after elimination of all significant intercompany balances and transactions. All dollar amounts are presented in thousands, unless otherwise noted, except share amounts.

Reclassifications—One reclassification has been made to the 2009 Consolidated Financial Statements to conform to the 2010 presentation. We reclassified $5,903 of our rent liability as of January 30, 2011 to accrued liabilities. This represents the current portion of rent liability that was previously reported in deferred occupancy costs.

Seasonality—Our revenues and operations are influenced by seasonal shifts in consumer spending. Revenues associated with spring and year-end holidays during our first and fourth quarters have historically been higher as compared to the other quarters and will continue to be susceptible to the impact of severe winter weather on guest traffic and sales during those periods. Our third quarter, which encompasses the end of the summer vacation season, has historically had lower revenues as compared to the other quarters.

Use of estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires us to make certain estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and cash equivalents—We consider transaction settlements in process from credit card companies and all highly liquid temporary investments with original maturities of three months or less to be cash equivalents.

Inventories—Inventories are reported at the lower of cost or market determined on a first-in, first-out method. Amusement inventory includes electronic equipment, stuffed animals and small novelty items used as redemption prizes for certain midway games, as well as supplies needed for midway operations. Inventories consist of the following:

	January 30, 2011	January 31, 2010
	(Successor)	(Predecessor)
Operating store—food and beverage	$2,833	$2,793
Operating store—amusement	6,407	6,821
Corporate supplies, warehouse and other	4,991	4,168

	$14,231	$13,782

Property and equipment—Property and equipment are recorded at cost. Expenditures that substantially increase the useful lives of the property and equipment are capitalized, whereas costs incurred to maintain the appearance and functionality of such assets are charged to repair and maintenance expense. Interest costs incurred during construction are capitalized and depreciated based on the estimated useful life of the underlying asset. Interest costs capitalized during the construction of facilities were $62 for the 244 days ended January 30, 2011 (Successor), $110 for the 120 days ended May 31, 2010 (Predecessor), $640 for fiscal 2009 and $522 for fiscal 2008.

Property and equipment are depreciated using the straight-line method over the estimated useful life of the assets. Depreciation expense totaled $32,687 for the 244 days ended January 30, 2011

DAVE & BUSTER’S ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(in thousands, except share and per share amounts)

(Successor), $15,696 for the 120 days ended May 31, 2010 (Predecessor), $52,058 for fiscal 2009, and $48,052 for fiscal 2008. Reviews are performed regularly to determine whether facts or circumstances exist that indicate the carrying values of the property and equipment are impaired. We assess the recoverability of property and equipment by comparing the projected future undiscounted net cash flows associated with these assets to their respective carrying amounts. Impairment, if any, is based on the excess of the carrying amount over the estimated fair market value of the assets.

Goodwill and other intangible assets—In accordance with accounting guidance for goodwill and other intangible assets, goodwill and indefinite lived intangibles, such as tradenames, are not amortized, but are reviewed for impairment at least annually. Indefinite lived intangibles include goodwill in the amount of $272,626 and tradenames in the amount of $79,000. Annual impairment tests were completed for fiscal 2010. No impairment of assets was determined based on the results of these tests.

We have developed and acquired certain trademarks that are utilized in our business and have been determined to have finite lives. These trademarks in the amount of $8,500 are amortized over their estimated life of seven years. As of January 30, 2011 and January 31, 2010, we had net trademarks of $7,688 and $1,723, respectively, included in Other assets and deferred charges. Amortization expense related to trademarks totaled $812 for the 244 days ended January 30, 2011 (Successor), $528 for the 120 days ended May 31, 2010 (Predecessor), and $1,600 each year for fiscal years 2009 and 2008. We also have intangible assets related to our non-compete agreements and guest relationships in the amount of $2,200, which are amortized over their estimated life. As of January 30, 2011, we had a net balance of $1,905 included in Other assets and deferred charges. Amortization expense related to these intangibles totaled $295 in the 244 days ended January 30, 2011 (Successor). Total amortization expense for future years is currently estimated at $1,653 and $1,485 for 2011 and 2012, respectively.

Deferred financing costs—The Company capitalizes costs incurred in connection with borrowings or establishment of credit facilities. These costs are included in other assets and deferred charges and are amortized as an adjustment to interest expense over the life of the borrowing or life of the credit facility. In the case of early debt principal repayments, the Company adjusts the value of the corresponding deferred financing costs with a charge to interest expense, and similarly adjusts the future amortization expense. The following table details amounts relating to those assets:

	244 days ended January 30, 2011	120 days ended May 31, 2010	Fiscal Year ended January 31, 2010	Fiscal Year ended February 1, 2009
	(Successor)	(Predecessor)	(Predecessor)	(Predecessor)
Balance at beginning of period	$12,591	$4,668	$6,132	$8,066
Write-off during period due to prepayments of principal	—	—	—	(429)
Amortization during period	(1,279)	(479)	(1,464)	(1,505)

Balance at end of period	$11,312	$4,189	$4,668	$6,132

DAVE & BUSTER’S ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(in thousands, except share and per share amounts)

Scheduled amortization for future years, assuming no early prepayment of principal is as follows:

2011	$1,909
2012	1,942
2013	1,906
2014	1,906
2015	1,623
Thereafter	2,026

Total amortization	$11,312

Income taxes—We use the asset/liability method for recording income taxes, which recognizes the amount of current and deferred taxes payable or refundable at the date of the financial statements as a result of all events that are recognized in the financial statements and as measured by the provisions of enacted tax laws. We also recognize liabilities for uncertain income tax positions for those items that meet the “more likely than not” threshold.

The calculation of tax liabilities involves significant judgment and evaluation of uncertainties in the interpretation of state tax regulations. As a result, we have established accruals for taxes that may become payable in future years as a result of audits by tax authorities. Tax accruals are reviewed regularly pursuant to accounting guidance for uncertainty in income taxes. Tax accruals are adjusted as events occur that affect the potential liability for taxes, such as the expiration of statutes of limitations, conclusion of tax audits, identification of additional exposure based on current calculations, identification of new issues, or the issuance of statutory or administrative guidance or rendering of a court decision affecting a particular issue. Accordingly, we may experience significant changes in tax accruals in the future, if or when such events occur.

As of January 30, 2011, we have accrued approximately $881 of unrecognized tax benefits, including an additional amount of approximately $943 of penalties and interest. We recognized approximately $1,020 of tax benefits and an additional $210 of benefits related to penalties and interest during the third quarter as a result of the expiration of the statute of limitations. Future recognition of potential interest or penalties, if any, will be recorded as a component of income tax expense. Because of the impact of deferred income tax accounting, $836 of unrecognized tax benefits, if recognized, would impact the effective tax rate.

As a result of the tax consequences associated with certain Acquisition related expenses between the seller and the acquirer, the Company generated certain tax attributes related to stock compensation deductions which were accounted for in accordance with current accounting guidance related to share based payments. These attributes were measured and recorded as deferred tax assets based on fair value adjustments as a result of the Acquisition and the application of business combination accounting.

Deferred tax assets—A deferred income tax asset or liability is established for the expected future consequences resulting from temporary differences in the financial reporting and tax bases of assets and liabilities. As of January 30, 2011, we have recorded $10,827 as a valuation allowance against our deferred tax assets. The valuation allowance was established in accordance with accounting guidance for income taxes. If we generate taxable income in future periods or if the facts and circumstances on which our estimates and assumptions are based were to change, thereby

DAVE & BUSTER’S ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(in thousands, except share and per share amounts)

impacting the likelihood of realizing the deferred tax assets, judgment would have to be applied in determining the amount of valuation allowance no longer required.

Self-Insurance Accruals—We are self-insured for certain losses related to workers’ compensation claims and general liability matters and our company sponsored employee health insurance programs. We estimate the accrued liabilities for our self-insurance programs using historical claims experience and loss reserves, assisted by independent third-party actuaries. To limit our exposure to losses, we maintain stop-loss coverage through third-party insurers.

Successor share-based expense—In June 2010 the members of our Board of Directors approved the granting of nonqualified stock options to members of our management and outside board members pursuant the terms of the Dave & Buster’s Parent, Inc. 2010 Management Incentive Plan (“2010 Parent Co. Incentive Plan”). Each grantee received (i) time vesting options, which vest ratably on the first through fifth anniversary of the date of grant and (ii) performance vesting options which include EBITDA vesting options which vest over a five year period based on Entertainment Co. meeting certain profitability targets for each fiscal year and IRR vesting options which shall vest upon a change in control of Entertainment Co. if Oak Hill’s internal rate of return is greater than or equal to certain percentages set forth in the applicable option agreement, in each case subject to the grantee’s continued employment with or service to Entertainment Co. or its subsidiaries (subject to certain conditions in the event of grantee termination.)

The expense associated with share-based equity awards granted as more fully described in Note 11 have been calculated as required by current accounting standards related to stock compensation. The grant date fair values of the options granted in 2010 have been determined based on the option pricing method prescribed in AICPA Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The expected term of the options were based on the weighted average of anticipated exercise dates. Since we do not have publicly traded equity securities, the volatility of our options has been estimated using peer group volatility information. The risk-free interest rate was based on the implied yield on U.S. Treasury zero-coupon issues with a remaining term equivalent to the expected term. The significant assumptions used in determining the underlying fair value of the weighted-average options granted in fiscal 2010 were as follows:

Fiscal Year 2010 Grants

	Service- Based Options	Performance Based Options
Volatility	55.00%	55.00%
Risk free interest rate	2.03%	2.03%
Expected dividend yield	0.00%	0.00%
Expected term	4.67 years	4.67 years
Weighted average calculated value	$270.66	$78.83

Predecessor share-based expense—In December 2006, the members of the Board of Directors of D&B Holdings approved the adoption of D&B Holdings stock option plan (the “Predecessor Stock Option Plan”). The Predecessor Stock Option Plan allowed for the granting to certain of Dave & Buster’s, Inc.’s employees and consultants options to acquire stock in D&B Holdings. On the closing date of the Acquisition described in Note 3 all vested options to acquire D&B Holdings’ common stock were converted into the right to receive an amount in cash equal to the difference between the per share exercise price and the per share acquisition consideration without interest.

DAVE & BUSTER’S ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(in thousands, except share and per share amounts)

The expense associated with share-based equity awards granted as more fully described in Note 11 have been calculated as required by current accounting standards related to stock compensation. No options were granted under this plan in the 120 day period ended May 31, 2010 or in 2008. The grant date fair values of the options granted in 2009 have been determined based on a Black-Scholes option pricing model. We determined that this model yields materially similar values to option pricing models previously used and allows for the application of a uniform set of criteria across all grants. The expected term of the options were based on the weighted average of anticipated exercise dates. Since we do not have publicly traded equity securities, the volatility of our options has been estimated using peer group volatility information. The risk-free interest rate was based on the implied yield on U.S. Treasury zero-coupon issues with a remaining term equivalent to the expected term. We did not pay any dividends during the period from the establishment of the plan in December 2006 through May 31, 2010. The significant assumptions used in determining the underlying fair value of the weighted-average options granted in fiscal 2009 were as follows:

Fiscal Year 2009 Grants

	Service- Based Options	Performance Based Options
Valuation Model	Black-Scholes	Black-Scholes
Volatility	55.00%	55.00%
Risk free interest rate	1.50%	1.40%
Expected dividend yield	0.00%	0.00%
Expected term	2.7 years	2.7 years
Weighted average calculated value	$495.40	$491.92

Foreign currency translation—The financial statements related to the operations of our Toronto store are prepared in Canadian dollars. Income statement amounts are translated at average exchange rates for each period, while the assets and liabilities are translated at year-end exchange rates. Translation adjustments for assets and liabilities are included in shareholders’ equity as a component of comprehensive income.

Revenue recognition—Food and beverage revenues are recorded at point of service. Amusement revenues consist primarily of credits on Power Cards purchased and used by guests to activate most of the video and redemption games in our midway. Amusement revenues are primarily recognized upon utilization of these game play credits. We have recognized a liability for the estimated amount of unused game play credits, which we believe our guests will utilize in the future.

Food and beverage cost of products—Our dependence on a small number of suppliers subjects us to the possible risks of shortages, interruptions and price fluctuations. We have entered into a long-term contract with U.S. Foodservice, Inc. which provides for the purchasing, warehousing and distributing of a substantial majority of our food, non-alcoholic beverage and chemical supplies.

Amusements costs of products—Certain midway games allow guests to earn coupons, which may be redeemed for prizes. The cost of these prizes is included in the cost of amusement products and is generally recorded when coupons are utilized by the guest by redeeming the coupons for a prize in our “Winner’s Circle.” Guests may also store the coupon value on a Power Card for future redemption. We have accrued a liability for the estimated amount of outstanding coupons that will be redeemed in subsequent periods based on coupons outstanding, historic redemption patterns and the estimated redemption cost of products per coupon.

DAVE & BUSTER’S ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(in thousands, except share and per share amounts)

Advertising costs—Advertising costs are recorded as an expense in the period in which we incur the costs or the first time the advertising takes place. Advertising costs expensed in the 244 days ended January 30, 2011 (Successor) and the 120 days ended May 31, 2010 (Predecessor) totaled $17,004 and $9,660, respectively. Advertising costs expensed in fiscal years 2009 and 2008 were $26,588 and $26,605, respectively.

Lease accounting—Rent expense is recorded on a straight-line basis over the lease term. The lease term commences on the date when we take possession and have the right to control the use of the leased premises. The lease term includes the initial non-cancelable lease term plus any periods covered by renewal options that we consider reasonably assured of exercising. The difference between rent payments and rent expense in any period is recorded as Deferred occupancy costs in the Consolidated Balance Sheets. Construction allowances we receive from the lessor to reimburse us for the cost of leasehold improvements are recorded as deferred occupancy costs and amortized as a reduction of rent over the term of the lease.

Related party transaction—Prior to the Acquisition we had an expense reimbursement agreement with an affiliate of Wellspring, pursuant to which the Wellspring affiliate provided general advice to us in connection with long-term strategic plans, financial management, strategic transactions and other business matters. The expense reimbursement agreement provided for an annual expense reimbursement of up to $750 to the Wellspring affiliate. The agreement also provided for the dollar-for-dollar reimbursement of certain third-party expenses paid by Wellspring on behalf of the Company. The initial term of the expense reimbursement agreement would have expired in March 2011, and after that date, such agreement would renew automatically on a year-to-year basis unless one party gives at least 30 days’ prior notice of its intention not to renew. In the 120 days ended May 31, 2010, we paid the Wellspring affiliate $255 under the terms of the expense reimbursement agreement. In each fiscal year 2009 and 2008, we paid the Wellspring affiliate $750 under the terms of the expense reimbursement agreement. During the Predecessor portion of fiscal 2010, we expensed approximately $4,280 related to the sale of D&B Holdings arranged by Wellspring. During fiscal 2009 and fiscal 2008, we expensed approximately $155 and $1,184, respectively, for third-party expenses arranged by Wellspring in connection with the potential sale of Dave & Buster’s Inc. or the initial public offering of D&B Holdings.

We entered into an expense reimbursement agreement with Oak Hill Capital Management, LLC, concurrently with the consummation of the Acquisition. Pursuant to this Agreement, Oak Hill Capital Management, LLC provides general advice to us in connection with our long-term strategic plans, financial management, strategic transactions and other business matters. The expense reimbursement agreement provides for the reimbursement of certain expenses of Oak Hill Capital Management, LLC. The initial term of the expense reimbursement agreement expires in June 2015 and after that date such agreement will renew automatically on a year-to-year basis unless one party gives at least 30 days’ prior notice of its intention not to renew. During fiscal 2010, we expensed approximately $4,638 related to the Acquisition of Dave & Buster’s directed by Oak Hill.

Pre-opening costs—Pre-opening costs include costs associated with the opening and organizing of new stores or conversion of existing stores, including the cost of feasibility studies, pre-opening rent, training and recruiting and travel costs for employees engaged in such pre-opening activities. All pre-opening costs are expensed as incurred.

Comprehensive income—Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from

DAVE & BUSTER’S ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(in thousands, except share and per share amounts)

non-owner sources. In addition to net income (loss), unrealized foreign currency translation gain (loss) is included in comprehensive income. Unrealized translation gains for the 244 days ended January 30, 2011 (Successor) and the 120 days ended May 31, 2010 (Predecessor) were $195 and $49, respectively. Unrealized translation gains (losses) for fiscal years 2009 and 2008 were $250 and $(1,228), respectively.

Recent accounting pronouncements—In January 2010, the Financial Accounting Standards Board (“FASB”) amended the guidance related to fair value measurements and disclosures. This guidance uses a three-level fair value hierarchy that prioritizes the inputs used to measure fair value and requires companies to provide additional disclosures based on that hierarchy. The three-levels of inputs used to measure fair value are as follows: Level 1 defined as observable inputs such as quoted prices in active markets for identical assets or liabilities as of the reporting date, Level 2 defined as pricing inputs other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reporting date, Level 3 defined as pricing inputs that are generally less observable from objective sources. Effective for interim and annual reporting periods beginning after December 15, 2009, disclosure of the amount of and reasons for significant transfers in and out of Level 1 and Level 2 fair value measurements is required. The amendment also clarified that for Level 2 and Level 3 fair value measurements, valuation techniques and inputs used for both recurring and nonrecurring fair value measurements are required to be disclosed. The adoption of this guidance on February 1, 2010 did not have a material impact on the Company’s Consolidated Financial Statements. Additionally, effective for fiscal years beginning after December 15, 2010, a reporting entity should separately present information about purchases, sales, issuances and settlements on a gross basis in its reconciliation of Level 3 recurring fair value measurements. This accounting guidance is not expected to materially affect the Company’s Consolidated Financial Statements.

Review of Subsequent Events—We have evaluated subsequent events through the issuance date of our consolidated financial statements. There were no material subsequent events noted, except for our issuance of senior discount notes and amendment of our credit facility as described in Note 8.

Note 3: Mergers and Acquisitions

Acquisition of Dave & Buster’s Holdings, Inc.

The Acquisition described in Note 1 is being accounted for in accordance with accounting guidance for business combinations and accordingly, has resulted in the recognition of assets acquired and liabilities assumed at fair value. On the closing date of the Acquisition the following events occurred:

•	All outstanding shares of D&B Holdings’ common stock were converted into the right to receive the per share acquisition consideration;

•

All vested options to acquire D&B Holdings’ common stock were converted into the right to receive an amount in cash equal to the difference between the per share exercise price and the per share acquisition consideration without interest;

•	Dave & Buster’s, Inc. retired all outstanding debt and accrued interest related to its senior credit facility and senior notes;

•	Dave & Buster’s, Inc. issued $200,000 of 11% senior notes due 2018 (“New Senior Notes”);

•	Dave & Buster’s, Inc. entered into a senior secured credit facility which provides for senior secured financing of up to $200,000 consisting of:

DAVE & BUSTER’S ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(in thousands, except share and per share amounts)

•	a $150,000 term loan facility with a maturity on June 1, 2016, and

•

a $50,000 revolving credit facility, including a sub-facility of up to the U.S. dollar equivalent of $1,000 for borrowings in Canadian dollars by Dave & Buster’s Canadian subsidiary, a letter of credit sub-facility, and a swingline sub-facility, with a maturity on June 1, 2015.

The Acquisition resulted in the newly formed Dave & Buster’s Parent, Inc. (now known as Dave & Buster’s Entertainment, Inc.). and a change in ownership of 100% of the D&B Holdings and Dave & Buster’s, Inc.’s outstanding common stock. The purchase price paid in the Acquisition has been “pushed down” to Dave & Buster’s Entertainment, Inc.’s financial statements and is allocated to record the acquired assets and liabilities assumed based on their fair value. The Acquisition and the allocation of the purchase price to the assets and liabilities as of June 1, 2010 has been recorded based on internal assessments and third party valuation studies. We do not expect any additional material adjustments to these values.

The aggregate purchase price was $595,998 in cash and newly issued debt, as described above. The following table represents the allocation of the acquisition costs, including professional fees and other related costs, to the assets acquired and liabilities assumed, based on their fair values:

At June 1, 2010
Purchase price:
Cash, including acquisition costs	$245,498
Debt, including debt issuance costs, net of discount	350,500

Total consideration	595,998

Acquisition related costs:
Included in general and administrative expenses for the fifty-two weeks ended January 30, 2011	8,918
Included in interest expense for fifty-two weeks ended January 30, 2011	3,000
Included in Other long-term assets	12,591

Total acquisition related costs	24,509

Allocation of purchase price:
Current assets, including cash and cash equivalents of $19,718 and a current deferred tax asset of $15,759	70,973
Property and equipment	315,914
Trade name	79,000
Other assets and deferred charges, including definite lived intangibles of $10,700	37,702
Goodwill	272,626

Total assets acquired	776,215

Current liabilities	64,911
Deferred occupancy costs	65,521
Deferred income taxes	36,928
Other liabilities	12,857

Total liabilities assumed	180,217

Net assets acquired, before debt	595,998
Newly issued long-term debt, net of discount	350,500

Net assets acquired	$245,498

DAVE & BUSTER’S ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(in thousands, except share and per share amounts)

The following table presents the allocation of the intangible assets subject to amortization (amounts in thousands, except for amortization periods):

	Amount	Weighted Avg. Amortization Years
Trademarks	$8,500	7.0
Non-compete agreements	500	2.0
Guest relationships	1,700	9.0

Total intangible assets subject to amortization	$10,700	7.1

The goodwill of $272,626 arising from the Acquisition is largely attributable to the future expected cash flows and growth potential of Dave & Buster’s Entertainment, Inc. As the Company does not have more than one operating segment, allocation of goodwill between segments is not required. A portion of the trademarks are deductible for tax purposes. No other intangibles, including goodwill, are deductible for tax purposes.

The fair value of other assets and deferred charges acquired includes notes receivable arising from sale-leaseback transactions on two properties with a fair value of $2,377. As of the Acquisition date, the gross amount due under the notes is $3,839, of which none is expected to be uncollectible.

Liabilities assumed were adjusted from Predecessor balances to recognize additional deferred income tax liabilities related to the increase in asset carrying values described above and to reflect the fair value of the obligations under operating leases.

Indefinite lived intangibles include tradenames in the amount of $79,000 and goodwill in the amount of $272,626 which are not subject to amortization, but instead are reviewed for impairment at least annually.

The Successor period transaction expenses consist of a $3,000 fee related to bridge loan financing required to complete the Acquisition and approximately $4,638 in charges for legal and professional services related to the Acquisition. The Predecessor period transaction expenses consist of approximately $4,280 in charges for legal and professional services related to the Acquisition. The bridge financing fee is reported as a component of interest expense, net and the legal and professional fees are reported as general and administrative expenses in the accompanying statements of operations.

Historically, the Predecessor has accounted for amusement smallwares as a component of inventory. Amusements smallwares inventory includes items classified in the following categories: electronics, general supplies, game parts, light bulbs and powercards. These supplies are necessary for the start-up and day-to-day amusement operation of a store and supply levels on hand remain relatively constant over time. The Successor has elected to classify amusement smallwares as a component of fixed assets and depreciate the assets over an estimated useful life of five years. Replacements of amusement smallwares items will be expensed as incurred.

Supplemental pro forma financial information—The following supplemental unaudited pro forma results of operations assumes that the Acquisition occurred on the first day of the earliest fiscal year presented. This unaudited pro forma information should not be relied upon as necessarily being indicative of the historical results that would have been obtained if the Acquisition had actually

DAVE & BUSTER’S ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(in thousands, except share and per share amounts)

occurred on that date, nor the results that may be obtained in the future. Pro forma amounts reflect additional expenses incurred had the Acquisition occurred at the time as indicated above and consist primarily of interest, depreciation and amortization and income tax expenses.

Fiscal Year Ended
January 30, 2011
As reported:
Revenue	$521,539
Net income (loss)	(7,295)

Supplemental pro forma:
Revenue	521,539
Net income (loss)	(2,048)

January 31, 2010
As reported:
Revenue	520,783
Net income (loss)	(350)

Supplemental pro forma:
Revenue	520,783
Net income (loss)	(10,755)

Acquisition of Limited Partnership

Effective June 30, 2009, the Company acquired the 49.9% limited partner interest in a limited partnership which owns a Jillian’s store in the Discover Mills Mall near Atlanta, Georgia. Prior to our June 30, 2009 acquisition, the Company owned a 50.1% general partner interest in the limited partnership. Historically, the Company accounted for our ownership of the general partnership interest using the equity method due to the substantive participative rights of the limited partner in the operations of the partnership.

The acquisition date fair value of the consideration given for the limited partner interest was $1,860 and consisted of an agreement to extend the underlying premises lease by an additional thirty-two months. Under the terms of the extended lease we also agreed to convert the Jillian’s operations to the “Dave & Buster’s” trade name by January 30, 2010. The Company completed the conversion of the store operations to Dave & Buster’s on November 12, 2009.

DAVE & BUSTER’S ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(in thousands, except share and per share amounts)

The acquisition of the limited partner interest was accounted for in accordance with accounting guidance for business combinations and, accordingly, resulted in the recognition of the assets acquired and the liabilities assumed at the June 30, 2009 fair values as summarized below:

Fair Value
Assets:
Current asset	$1,030
Property and equipment, net	2,185

Total assets	$3,215

Liabilities:
Current liabilities	$498
Deferred occupancy costs	2,360

Total liabilities	$2,858

The acquisition resulted in a gain of approximately $357, which is included as a component of Other store operating expenses in the accompanying consolidated statements of operations.

Note 4: Fair Value

In March 2008, the FASB issued new accounting guidance regarding disclosures about derivative instruments and hedging activities. Entities with instruments subject to this accounting guidance are required to provide qualitative disclosures including (a) how and why derivative instruments are used, (b) how derivative instruments and related hedge items are accounted for under this accounting guidance, and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. Additionally, under this accounting guidance, entities must disclose the fair values of derivative instruments and their gains and losses in a tabular format that identifies the location of derivative positions and the effect of their use in an entity’s financial statements. The new accounting guidance for fair value requires companies to disclose the fair value of their financial instruments according to a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. This guidance requires companies to provide additional disclosures based on that hierarchy. The three-levels of inputs used to measure fair value are as follows: 1) defined as observable inputs such as quoted prices in active markets for identical assets or liabilities as of the reporting date, 2) defined as pricing inputs other than quoted prices in active markets included in level 1, which are either directly or indirectly observable as of the reporting date, 3) defined as pricing inputs that are generally less observable from objective sources. Effective February 2, 2009, we adopted the new guidance.

In February 2007, the FASB issued accounting guidance that permits entities to report many financial instruments and certain other items at fair value. If the fair value option is elected, unrealized gains and losses will be recognized in earnings at each subsequent reporting date. Effective February 4, 2008, we adopted this guidance. We did not elect to measure any additional financial assets or liabilities at fair value that were not already measured at fair value under existing standards. Therefore, the adoption of this standard did not have an impact on our consolidated financial statements or results of operations.

The fair value of our interest rate swap contracts (for the Predecessor period only) was determined by third parties by means of a mathematical model that calculates the present value of the

DAVE & BUSTER’S ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(in thousands, except share and per share amounts)

anticipated cash flows from the transaction using mid-market prices and other economic data and assumptions, or by means of pricing indications from one or more other dealers selected at their discretion.

As of January 30, 2011 there were no financial assets or liabilities that were measured at fair value on a recurring basis as the interest rate swaps agreements were settled in connection with the Acquisition.

At January 31, 2010, we held two interest rate swap contracts. The interest rate swaps are utilized to change a portion of the variable rate debt on our senior credit facility to fixed rate debt. Pursuant to the swap contracts, the interest rate on notional amounts aggregating $57,400 at January 31, 2010 is fixed at 5.31% plus applicable margin. The notional amounts decline ratably over the term of the contracts. The contracts have not been designated as hedges and adjustments to mark the instruments to their fair value are recorded as interest income/expense.

The fair value and balance sheet location of our derivative instrument is as follows:

	Liability Derivative
	January 30, 2011 (Successor)		January 31, 2010 (Predecessor)
Derivatives not designated as hedging instruments	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Interest rate swap contracts	Accrued liabilities	$—	Accrued liabilities	$2,114

The effect of our derivative instrument on our consolidated statements of operations is as follows:

		Amount of Gain (Loss) Recognized In Income on Derivative
Derivative not designated as hedging instruments	Location of Gain (Loss) Recognized In Income on Derivative	Fiscal Year Ended January 30, 2011	Fiscal Year Ended January 1, 2010
		(Successor)	(Predecessor)
Interest rate swap contracts	Interest expense, net	$—	$1,992

Note 5: Casualty loss

On May 2, 2010, flooding occurred in Nashville, Tennessee causing considerable damage to the city and surrounding area. Our Nashville store sustained significant damage, as did the retail mall where our store is located. The store is covered by up to $25,000 in property and business interruption insurance subject to an overall deductible of one thousand dollars. We have initiated property insurance claims, including business interruption, with our insurers. We cannot estimate at this time when the store will be back in operation. We do have the right under our insurance coverage to relocate the store within the Nashville area or, at our election, to another metropolitan area.

Prior to June 1, 2010, we reduced the carrying value of inventories and property and equipment, net at this location and recorded a corresponding $2,999 receivable (net of $500 payment received during the second quarter) related to the anticipated insurance proceeds for these items. During the fourth quarter, the Company received $4,308 additional insurance proceeds related to computers, furniture, fixtures and game equipment. The net result of this payment was a $3,757 pretax gain and that amount is included as a reduction to “Other store operating expenses” in the Successor’s

DAVE & BUSTER’S ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(in thousands, except share and per share amounts)

Consolidated Statement of Operations. This gain is the difference between the $4,808 cash proceeds received from our insurance carrier and the $1,051 receivable balance previously recorded for these assets. $2,448 related to inventories and other property and equipment remain in insurance receivable at January 30, 2011. Also included in the receivable balance is $682, net of $326 payment received during the fourth quarter, related to the anticipated proceeds for flood clean up and other miscellaneous expenses. The $3,130 insurance receivable is included in “Other current assets” in the company’s Consolidated Balance Sheets. This receivable represents our estimate of the carrying value of remaining net assets recoverable and reimbursement for flood cleanup expenses from our insurance policies based on the coverage in place and correspondence with our insurance carriers. All receivable amounts are expected to be collected. We have not recorded any gains or losses related to the amounts included in the insurance receivable.

In addition to the recoveries noted above, the Company has received $4,398 payment from our insurance carriers related to business interruption losses including a portion related to fiscal 2011. $2,769 has been recognized as a reduction to “Other store operating expenses” in the Successor’s Consolidated Statement of Operations. The balance of $1,629 is included in “Accrued liabilities” in the Company’s Consolidated Balance Sheet as it relates to estimated losses in future periods. The deferred insurance proceeds will be recognized during the applicable future periods.

Note 6: Property and Equipment

Property and equipment consist of the following:

	Estimated Depreciable Lives (In Years)	January 30, 2011	January 31, 2010
		(Successor)	(Predecessor)
Land	—	$440	$385
Buildings	Shorter of 40 or ground lease term	15,217	16,356
Leasehold and building improvements	Shorter of 20 Or lease term	209,538	280,629

Furniture, fixtures and equipment	5-10	55,292	100,519
Games	5-20	49,664	68,391
Construction in progress	—	7,375	16,552

Total cost		337,526	482,832
Accumulated depreciation		(32,707)	(188,681)

Property and equipment, net		$304,819	$294,151

DAVE & BUSTER’S ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(in thousands, except share and per share amounts)

Note 7: Accrued Liabilities

Accrued liabilities consist of the following:

	January 30, 2011	January 31, 2010
	(Successor)	(Predecessor)
Compensation and benefits	$11,304	$12,042
Interest	6,079	9,305
Deferred amusement revenue	9,966	8,076
Amusement redemption liability	4,842	4,175
Deferred gift card revenue	3,683	3,729
Sales and use taxes	2,625	2,767
Guest deposits	1,759	1,434
Property taxes	3,174	2,683
Rent	5,909	6,002
Other	10,523	6,929

Total accrued liabilities	$59,864	$57,142

Note 8: Long-Term Debt

Long-term debt consisted of the following:

	January 30, 2011	January 31, 2010
	(Successor)	(Predecessor)
Senior credit facility—revolving	$—	$—
Senior credit facility—term	149,250	67,250
Senior notes	200,000	160,000

Total debt outstanding	349,250	227,250
Unamortized debt discount	(1,332)	—
Less current installments	1,500	836

Long-term debt, less current installments, net of unamortized discount	$346,418	$226,414

The Company received net proceeds on the term loan facility of $148,500, net of discount of $1,500. The discount is being amortized to interest expense over the life of the term loan facility.

Senior Credit Facility—In connection with the Acquisition, we terminated the Predecessor’s credit facility existing at the acquisition date and Dave & Buster’s Holdings, Inc. together with Dave & Buster’s, Inc. entered into a new credit facility that provides (a) a $150,000 term loan facility with a maturity date of June 1, 2016 and (b) a $50,000 revolving credit facility with a maturity date of June 1, 2015. The $50,000 revolving credit facility includes (i) a $20,000 letter of credit sub-facility (ii) a $5,000 swingline sub-facility and (iii) a $1,000 (in US Dollar equivalent) sub-facility available in Canadian dollars to the Canadian subsidiary. The revolving credit facility will be used to provide financing for general purposes. Upon consummation of the Acquisition, we drew $150,000 under the term loan facility, $2,000 under the new revolving credit facility and had $5,641 in letters of credit outstanding. As of January 30, 2011, we had no borrowings under the revolving credit facility, borrowings of $149,250 ($147,918, net of discount) under the term

DAVE & BUSTER’S ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(in thousands, except share and per share amounts)

facility and $6,841 in letters of credit outstanding. We believe that the carrying amount of our term credit facility approximates its fair value because the interest rates are adjusted regularly based on current market conditions.

The interest rates per annum applicable to loans, other than swingline loans, under our new senior secured credit facility are, set periodically based on, at our option, either (1) the greatest of (a) the defined prime rate in effect, (b) the Federal Funds Effective Rate in effect plus  1/2 of 1% and (c) a Eurodollar rate (or, in the case of the Canadian revolving credit facility, a Canadian prime rate or a Canadian cost of funds rate) for one-, two-, three- or six-months (or, if agreed by the applicable lenders, nine or twelve months) or, in relation to the Canadian revolving credit facility, 30-, 60-, 90- or 180-day interest periods chosen by us or our Canadian subsidiary, as applicable in each case (the “Base Rate”), plus an applicable margin percentage between 2.50% and 4.50% or (2) a defined Eurodollar rate plus an applicable margin. Swingline loans bear interest at the Base Rate plus the applicable margin. The weighted average rate of interest on borrowings under our senior credit facility was 6.0% at January 30, 2011.

The new senior credit facility requires compliance with financial covenants including a minimum fixed charge coverage ratio test and a maximum leverage ratio test. Dave & Buster’s, Inc. will initially be required to maintain a minimum fixed charge coverage ratio of 1.00:1.00 and a maximum leverage ratio of 5.25:1.00 as of January 30, 2011. The financial covenants will become more restrictive over time. The required minimum fixed charge coverage ratio increases annually to a required ratio of 1.30:1.00 in the fourth quarter of fiscal year 2014 and thereafter. The maximum leverage ratio decreases annually to a required ratio of 3.25:1.00 in the fourth quarter of fiscal year 2014 and thereafter. In addition, the new senior secured credit facility includes negative covenants restricting or limiting, D&B Holdings, Dave & Buster’s, Inc. and its subsidiaries’ ability to, among other things, incur additional indebtedness, pay dividends, make capital expenditures and sell or acquire assets. Virtually all of Dave & Buster’s, Inc.’s assets are pledged as collateral for the senior secured credit facility. The Company was in compliance with the debt covenants as of January 30, 2011.

The new senior secured credit facility also contains certain customary representations and warranties, affirmative covenants and events of default, including payment defaults, breaches of representations and warranties, covenant defaults, cross-defaults and cross-acceleration to certain indebtedness, certain events of bankruptcy, certain events under the Employee Retirement Income Security Act of 1974 as amended from time to time (“ERISA”), material judgments, actual or asserted failures of any guarantee or security document supporting the new senior secured credit facility to be in full force and effect and a change of control. If an event of default occurs, the lenders under the new senior secured credit facility would be entitled to take various actions, including acceleration of amounts due under the new senior secured credit facility and all other actions permitted to be taken by a secured creditor.

On May 13, 2011, D&B Holdings and Dave & Buster’s, Inc. executed an amendment (the “Amendment”) to its senior secured credit facility. The Amendment reduced the applicable term loan margins and LIBOR floor used in setting interest rates, as well as limited Dave & Buster’s, Inc. requirement to meet the covenant ratios, as stipulated in the Amendment, until such time as we make a draw on our revolving credit facility or issue letters of credit in excess of $12,000.

Senior Notes—In connection with the Acquisition on June 1, 2010, Dave & Buster’s, Inc. closed a placement of $200,000 aggregate principal amount of senior notes. On November 15, 2010, Dave & Buster’s, Inc. completed an exchange with the holders of the senior notes pursuant to which the

DAVE & BUSTER’S ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(in thousands, except share and per share amounts)

previously existing notes (sold in June 2010 pursuant to Rule 144A and Regulation S of the Securities Act of 1933, as amended (the “Securities Act”)) were exchanged for an equal amount of newly issued senior notes, which have been registered under the Securities Act. The senior notes are general unsecured, unsubordinated obligations of Dave & Buster’s, Inc. and mature on June 1, 2018. Interest on the notes is paid semi-annually and accrues at the rate of 11.0% per annum. On or after June 1, 2014, Dave & Buster’s, Inc. may redeem all, or from time-to-time, a part of the senior notes at redemption prices (expressed as a percentage of principal amount) ranging from 105.5% to 100.0% plus accrued and unpaid interest on the senior notes. Prior to June 1, 2013, Dave & Buster’s, Inc. may on any one or more occasions redeem up to 40.0% of the original principal amount of the notes using the proceeds of certain equity offerings at a redemption price of 111.0% of the principal amount thereof, plus any accrued and unpaid interest. As of January 30, 2011, our $200,000 of senior notes had an approximate fair value of $223,750 based on quoted market price. The senior notes are considered to be Level 1 instruments.

The new senior notes restrict Dave & Buster’s, Inc.’s ability to incur indebtedness, outside of the new senior credit facility, unless the consolidated coverage ratio exceeds 2.00:1.00 or other financial and operational requirements are met. Additionally, the terms of the notes restrict Dave & Buster’s, Inc.’s ability to make certain payments to affiliated entities. The Company was in compliance with the debt covenants as of January 30, 2011.

Debt obligations—The following table sets forth our future debt principal payment obligations as of January 30, 2011 (excluding repayment obligations under the revolving portion of our senior credit facility).

Debt Outstanding at January 30, 2011
1 year or less	$1,500
2 years	1,875
3 years	1,500
4 years	1,500
5 years	1,500
Thereafter	341,375

Total future payments	$349,250

The following table sets forth our recorded interest expense, net:

	244 Days Ended January 30, 2011	120 Days Ended May 31, 2010	Fiscal Year Ended January 31, 2010	Fiscal Year Ended February 1, 2009
	(Successor)	(Predecessor)	(Predecessor)	(Predecessor)
Gross interest expense	$25,737	$7,180	$23,078	$27,221
Capitalized interest	(62)	(110)	(640)	(522)
Interest income	(189)	(94)	(316)	(522)

Total interest expense, net	$25,486	$6,976	$22,122	$26,177

DAVE & BUSTER’S ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(in thousands, except share and per share amounts)

Senior Discount Notes—On February 22, 2011, Dave & Buster’s Parent, Inc. (now known as Dave & Buster’s Entertainment, Inc.) issued principal amount $180,790 of 12.25% Senior Discount Notes. The notes will mature on February 15, 2016. No cash interest will accrue on the notes prior to maturity. We received net proceeds of $100,000, which we used to pay debt issuance costs and to repurchase a portion of our outstanding common stock from certain of our stockholders. We did not retain any proceeds from the note issuance. Entertainment Co. is the sole obligor of the notes. D&B Holdings, Dave & Buster’s, Inc. nor any of their subsidiaries are guarantors of these notes. However, neither D&B Holdings nor Entertainment Co. have any material assets or operations separate from Dave & Buster’s, Inc. Subsequent to that repurchase, Oak Hill controls approximately 95.7% and certain members of our Board of Directors and Management control approximately 4.3% of our outstanding common stock.

Note 9: Income Taxes

Entertainment Co. files a consolidated tax return with all its domestic subsidiaries.

The provision (benefit) for income taxes is as follows:

	244 Days Ended January 30, 2011	120 Days Ended May 30, 2011	Fiscal Year Ended January 31, 2010	Fiscal Year Ended February 1, 2009
	(Successor)	(Predecessor)	(Predecessor)	(Predecessor)
Current expense
Federal	$(1,527)	$578	$3,219	$3,611
Foreign	188	47	244	(237)
State and local	33	1,019	2,883	305
Deferred expense (benefit)	(1,245)	(2,241)	(6,247)	(3,724)

Total provision (benefit) for income taxes	$(2,551)	$(597)	$99	$(45)

DAVE & BUSTER’S ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(in thousands, except share and per share amounts)

Significant components of the deferred tax liabilities and assets in the consolidated balance sheets are as follows:

	January 30, 2011	January 31, 2010
	(Successor)	(Predecessor)
Deferred tax liabilities:
Trademark/trade name	$31,625	$22,236
Prepaid expenses	493	552
Property and equipment	5,021	—
Other	232	695

Total deferred tax liabilities	$37,371	$23,483

Deferred tax assets:
Property and equipment	$—	$4,672
Leasing transactions	1,202	5,064
Worker’s compensation and general liability insurance	3,711	3,223
Smallware supplies	730	745
Deferred revenue	5,421	4,331
Deferred compensation	309	1,383
Interest rate swap expense	—	822
Accrued liabilities	1,481	1,250
Tax credit carryovers	6,840	55
State and federal net operating loss carryovers	8,472	4,845
Indirect benefit of unrecognized tax benefits	614	707
Other	1,899	808

Total deferred tax assets	30,679	27,905

Valuation allowance for deferred tax assets – US	(10,347)	(10,401)
Valuation allowance for deferred tax assets – Canada	(480)	(386)

Total deferred tax assets net of valuation allowance	19,852	17,118

Net deferred tax liability	$17,519	$6,365

At January 30, 2011, we had a $10,827 valuation allowance against our deferred tax assets. The valuation allowance was established in accordance with accounting guidance for income taxes. Primarily as a result of our experiencing cumulative losses before income taxes for the three-year period ending January 30, 2011, we could not conclude that it is more likely than not that our deferred tax asset will be fully realized. The ultimate realization of our deferred tax assets is dependent on the generation of future taxable income during periods in which temporary differences become deductible.

As of January 30, 2011, we had federal tax credit carryforwards of $6,787 and federal net operating loss carryforwards of $10,504 for income tax purposes. There is a 20-year carryforward on general business credits and net operating loss carryforwards.

The State of Texas has enacted legislation which established a tax based on taxable margin. As a result of the legislation and in accordance with accounting guidance for income taxes, we recorded an income tax expense of $222 for the fiscal year ended January 30, 2011.

We currently anticipate that approximately $11 of unrecognized tax benefits will be settled through federal and state audits or will be recognized as a result of the expiration of statute of

DAVE & BUSTER’S ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(in thousands, except share and per share amounts)

limitations during fiscal 2011. Future recognition of potential interest or penalties, if any, will be recorded as a component of income tax expense. Because of the impact of deferred tax accounting, $836 of unrecognized tax benefits, if recognized, would affect the effective tax rate.

We file income tax returns, which are periodically audited by various federal, state and foreign jurisdictions. We are generally no longer subject to federal, state, or foreign income tax examinations for years prior to 2006.

The change in unrecognized tax benefits excluding interest, penalties and related income tax benefits, for the 244 days ended January 30, 2011, 120 days ended May 31, 2010 and January 31, 2010 were as follows:

	244 Days Ended January 30, 2011	120 Days Ended May 31, 2010	Fiscal Year Ended January 31, 2010
	(Successor)	(Predecessor)	(Predecessor)
Balance at beginning of year	$2,062	$2,199	$2,242
Additions for tax positions of prior years	—	442	366
Reductions for tax positions of prior years	(161)	—	—
Additions for tax positions of current year	—	—	—
Settlements	—	(579)	(39)
Lapse of statute of limitations	(1,020)	—	(370)

Balance at end of year	$881	$2,062	$2,199

As of January 30, 2011, the accrued interest and penalties on the unrecognized tax benefits were $768 and $175, respectively, excluding any related income tax benefits. As of January 31, 2010, the accrued interest and penalties on the unrecognized tax benefits were $856 and $144, respectively, excluding any related income tax benefits. The $88 decrease in accrued interest is primarily related to the lapse of the statute of limitations for uncertain tax positions established at the beginning of the fiscal year as well as tax positions added in fiscal 2010. The Company recognized interest accrued related to the unrecognized tax benefits and penalties as a component of the provision for income taxes recognized in the Consolidated Statements of Operations.

The reconciliation of the federal statutory rate to the effective income tax rate follows:

	244 Days Ended January 30, 2011	120 Days Ended May 31, 2010	Fiscal Year Ended January 31, 2010	Fiscal Year Ended February 1, 2009
	(Successor)	(Predecessor)	(Predecessor)	(Predecessor)
Federal corporate statutory rate	35.0%	35.0%	35.0%	35.0%
State and local income taxes, net of federal income tax benefit	(8.6)%	2.6%	(545.7)%	(13.5)%
Foreign taxes	(0.9)%	(1.4)%	(129.5)%	(8.6)%
Nondeductible expenses	(22.4)%	(10.6)%	(327.4)%	49.7%
Tax credits	18.4%	29.8%	941.0%	(141.0)%
Valuation allowance	(2.2)%	(26.3)%	(331.0)%	67.8%
Change in reserve	16.9%	2.7%	(100.7)%	13.9%
Other	(3.0)%	(10.0)%	418.9%	(6.2)%

Effective tax rate	33.2%	21.8%	(39.4)%	(2.9)%

DAVE & BUSTER’S ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(in thousands, except share and per share amounts)

Note 10: Leases

We lease certain property and equipment under various non-cancelable capital and operating leases. Some of the leases include options for renewal or extension on various terms. Most of the leases require us to pay property taxes, insurance and maintenance of the leased assets. Certain leases also have provisions for additional percentage rentals based on revenues. For the 244 days ended January 30, 2011 (Successor) and the 120 days ended May 31, 2010 (Predecessor), rent expense for operating leases was $30,502 and $15,140, respectively, including contingent rentals of $1,358 and $945, respectively. For fiscal 2009 and 2008, rent expense for operating leases was $44,143, and $41,771, respectively, including contingent rentals of $1,475 and $707, respectively. At January 30, 2011 future minimum lease payments, including any periods covered by renewal options we are reasonably assured of exercising (including the sale/leaseback transactions described below), are:

2011	2012	2013	2014	2015	Thereafter	Total
$47,292	$48,174	$47,417	$47,057	$45,575	$261,201	$496,716

The above amounts include lease commitments related to our Nashville store which has been closed due to damage sustained during the May 2010 floods (see Note 5). Rent payments for this store have been suspended by our landlord until the store re-opens. Lease obligation related to our Nashville store from January 30, 2011 through May 9, 2015 included in the table above are $1,038 in Year 1 through Year 4 and $346 in Year 5.

We have also signed lease agreements for certain future sites. Our commitments under these agreements are contingent upon among other things, the landlord’s delivery of access to the premises for construction. Future obligations related to these agreements are not included in the table above.

During 2000 and 2001, we completed the sale/leaseback of three stores and the corporate headquarters. Cash proceeds of $24,774 were received along with twenty-year notes aggregating $6,750. The notes bear interest of 7% to 7.5%. At the end of fiscal years 2010, 2009 and 2008, the aggregate balance of the notes receivable due from the lessors under the sale/leaseback agreements was $3,696, $3,908, and $4,105, respectively. Future minimum principal and interest payments due to us under these notes are as follows:

2011	2012	2013	2014	2015	Thereafter	Total
$489	$529	$489	$489	$448	$2,932	$5,376

Note 11: Common Stock

Stock Option Plans-Successor

In June 2010 the members of our Board of Directors approved the granting of nonqualified stock options to members of our management and outside board members pursuant the terms of the Dave & Buster’s Parent, Inc. 2010 Management Incentive Plan (“2010 Parent Co. Incentive Plan”). Each grantee received (i) time vesting options, which vest ratably on the first through fifth anniversary of the date of grant and (ii) performance vesting options which include EBITDA vesting options which vest over a five year period based on our meeting certain profitability targets for each fiscal year and internal rate of return (IRR) vesting options which shall vest upon a change in control of Entertainment Co. if Oak Hill’s IRR is greater than or equal to certain percentages set forth in the applicable option

DAVE & BUSTER’S ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(in thousands, except share and per share amounts)

agreement, in each case subject to the grantees continued employment with or service to Entertainment Co. or its subsidiaries (subject to certain conditions in the event of grantee termination.) Options granted under our 2010 incentive plan terminate on the ten-year anniversary of the grants.

The various options provided for in the Stock Option Plan are as follows:

Service-based options

These options contain a service-based (or time-based) vesting provision, whereby the options will vest in five equal amounts. Upon sale of the Company or completion of the initial public offering, all service-based options will fully vest.

Performance-based options

These options contain various performance-based vesting provisions depending on the type of performance option granted. Adjusted EBITDA vesting options vest over a five year period based on Entertainment Co. meeting certain profitability targets for each fiscal year. EBITDA vesting options also vest upon an Entertainment Co. change of control provided that prescribed Oak Hill IRR conditions are met. IRR vesting options vest upon a change in control of Entertainment Co. if Oak Hill’s IRR is greater than or equal to certain percentages set forth in the applicable option agreement. Vesting of options in each case is subject to the grantee’s continued employment with or service to Entertainment Co. or its subsidiaries (subject to certain conditions in the event of grantee termination) as of the vesting date. Any options that have not vested prior to a change of control or do not vest in connection with a change of control will be forfeited by the grantee upon a change of control for no consideration.

Transactions during the 244 days ended January 30, 2011 under the 2010 Parent Co. Incentive Plan were as follows:

	Service based options		Performance based options
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Options outstanding at beginning of year	—	$0.00	—	$0.00
Granted	7,287	1,000.00	14,573	1,000.00
Forfeited	47	1,000.00	93	1,000.00

Options outstanding at end of year	7,240	1,000.00	14,480	1,000.00

Options exercisable at end of year	0.00	n/a	0.00	n/a

We recorded share-based compensation expense related to our stock option plan of $794 during the 244 days ended January 30, 2011. The unrecognized expense related to our stock option plan totaled approximately $2,129 as of January 30, 2011 and will be expensed over a weighted average 2.1 years. The weighted average grant date fair value per option granted in 2010 was $143. The average remaining term for all options outstanding at January 30, 2011 is 9.3 years.

In the event that vesting of the unvested options is accelerated for any reason, the remaining unamortized share-based compensation would be accelerated. In addition, assumptions made

DAVE & BUSTER’S ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(in thousands, except share and per share amounts)

regarding forfeitures in determining the remaining unamortized share-based compensation would be re-evaluated to determine if additional share-based compensation expense would be required for any changes in the underlying assumptions.

Stock Option Plans-Predecessor

In December 2006, the members of the Board of Directors of D&B Holdings approved the adoption of the D&B Holdings stock option plan (the “Predecessor Stock Option Plan”). The Predecessor Stock Option Plan provided for the granting to certain of Dave & Buster’s, Inc.’s employees and consultants options to acquire stock in D&B Holdings that are subject to either time-based vesting or performance-based vesting. On the closing date of the Acquisition described in Note 3 all vested options to acquire D&B Holdings’ common stock were converted into the right to receive an amount in cash equal to the difference between the per share exercise price and the per share acquisition consideration without interest.

The Predecessor Stock Option Plan provided for the granting of various options as follows:

Time-based Options

These options contained a service-based (or time-based) vesting provision, whereby the options will vest in five equal amounts. Upon sale of the Company all service-based options fully vested.

Performance-based Options

These options contained a performance-based vesting provision, whereby the options would vest if Wellspring’s internal rate of return is greater than or equal to certain percentages set forth in the applicable option agreement, in each case subject to the grantees continued employment with or service to D&B Holdings or its subsidiaries (subject to certain conditions in the event of grantee termination).

We recorded share-based compensation expense related to our stock option plan of $1,697, $723, and $880 in the 120 day period ended May 31, 2010, fiscal year 2009, and fiscal year 2008, respectively, related to this plan. The expense recorded in the 2010 Predecessor time period includes $1,317 of expense related to the acceleration of option vesting as a result of the Acquisition described in Note 3.

Note 12: Employee Benefit Plan

We sponsor a plan to provide retirement benefits under the provisions of Section 401(k) of the Internal Revenue Code (the “401(k) Plan”) for all employees who have completed a specified term of service. Our contributions may range from 0% to 100% of employee contributions, up to a maximum of 6% of eligible employee compensation, as defined by the 401(k) Plan. Employees may elect to contribute up to 50% of their eligible compensation on a pretax basis. Benefits under the 401(k) Plan are limited to the assets of the 401(k) Plan. Our contributions to the 401(k) plan were $153, $260, and $283 for fiscal 2010, 2009, and 2008, respectively.

DAVE & BUSTER’S ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(in thousands, except share and per share amounts)

Note 13: Contingencies

Under a previously disclosed settlement with the Federal Trade Commission (FTC), we are required to establish, implement, and maintain a comprehensive information security program that is reasonably designed to protect the security, confidentiality, and integrity of personal information collected from or about consumers. This information security program contains administrative, technical, and physical safeguards designed to (a) identify material internal and external risks to the security, confidentiality, and integrity of personal information that could result in the unauthorized disclosure, misuse, loss, alteration, destruction, or other compromise of such information, (b) control the identified risks, and (c) ensure that our third-party service providers are capable of appropriately safeguarding personal information they receive from us. As part of the information security program, for a ten-year period, we obtain biennial assessments and reports from an independent auditor that set out the safeguards implemented and maintained by us, and explain how such safeguards meet or exceed the protections required by the terms of the Order. The Order is binding upon us for twenty years. The Order does not require us to pay any fines or other monetary assessments and we do not believe that the terms of the Order will have a material adverse effect on our business, operations, or financial performance.

We are subject to certain legal proceedings and claims that arise in the ordinary course of our business. In the opinion of management, based upon consultation with legal counsel, the amount of ultimate liability with respect to such legal proceedings and claims will not materially affect the consolidated results of our operations or our financial condition.

We lease certain property and equipment under various non-cancelable operating leases. Some of the leases include options for renewal or extension on various terms. Most of the leases require us to pay property taxes, insurance, and maintenance of the leased assets. Certain leases also have provisions for additional percentage rentals based on revenues.

Note 14: Condensed Consolidating Financial Information

The Dave & Buster’s, Inc. senior notes are guaranteed on a senior basis by all its domestic subsidiaries. The subsidiaries’ guarantee of the senior notes are full and unconditional and joint and several.

The accompanying condensed consolidating financial information has been prepared and presented pursuant to SEC Regulation S-X Rule 3-10 “Financial statements of guarantors and issuers of guaranteed securities registered or being registered.” No other condensed consolidating financial statements are presented herein. The results of operations and cash flows from operating activities from the non-guarantor subsidiary were $(135) and $(1,874), respectively, for the fiscal year ended January 30, 2011 and $(468) and $701, respectively for the fiscal year ended January 31, 2010. There are no restrictions on cash distributions from the non-guarantor subsidiary.

DAVE & BUSTER’S ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(in thousands, except share and per share amounts)

January 30, 2011:

(Successor)

	Issuer and Guarantor Subsidiaries of Dave & Buster’s, Inc. senior notes	Non-Guarantor entities of Dave & Buster’s, Inc senior notes(1)	Consolidating Adjustments	Consolidated Entertainment Co.
Assets
Current assets	$74,547	$2,144	$—	$76,691
Property and equipment, net	299,372	5,447	—	304,819
Tradename	79,000	—	—	79,000
Goodwill	272,626	—	—	272,626
Investment in sub	4,000	239,841	(243,841)	—
Other assets and deferred charges	31,328	78	—	31,406

Total assets	$760,873	$247,510	$(243,841)	$764,542

	Issuer and Guarantor Subsidiaries of Dave & Buster’s, Inc. senior notes	Non-Guarantor entities of Dave & Buster’s, Inc. senior notes(1)	Consolidating Adjustments	Consolidated Entertainment Co.
Liabilities and stockholders’ equity
Current liabilities	$78,232	$3,645	$—	$81,877
Deferred income taxes	24,702	—	—	24,702
Deferred occupancy costs	58,993	24	—	59,017
Other liabilities	12,698	—	—	12,698
Long-term debt, less current installments	346,418	—	—	346,418
Stockholders’ equity	239,830	243,841	(243,841)	239,830

Total liabilities and stockholders’ equity	$760,873	$247,510	$(243,841)	$764,542

January 31, 2010:

(Predecessor)

	Issuer and Subsidiary Guarantors	Subsidiary Non-Guarantors(2)	Consolidating Adjustment	Consolidated Entertainment Co.
Assets
Current assets	$44,692	$2,094	$—	$46,786
Property and equipment, net	289,817	4,334	—	294,151
Tradename	63,000	—	—	63,000
Goodwill	65,857	—	—	65,857
Investment in sub	3,755	—	(3,755)	—
Other assets and deferred charges	13,773	73	—	13,846

Total assets	$480,894	$6,501	$(3,755)	$483,640

DAVE & BUSTER’S ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(in thousands, except share and per share amounts)

	Issuer and Subsidiary Guarantors	Subsidiary Non-Guarantors(2)	Consolidating Adjustments	Consolidated Entertainment Co.
Liabilities and stockholders’ equity
Current liabilities	$78,188	$2,520	$—	$80,708
Deferred income taxes	11,493	—	—	11,493
Deferred occupancy costs	60,486	226	—	60,712
Other liabilities	11,667	—	—	11,667
Long-term debt, less current installments	226,414	—	—	226,414
Stockholders’ equity	92,646	3,755	(3,755)	92,646

Total liabilities and stockholders’ equity	$480,894	$6,501	$(3,755)	$483,640

(1)	Non-guarantor entities include the one non-domestic subsidiary of Dave & Buster’s, Inc., Dave & Buster’s Holdings, Inc. and Dave & Buster’s Entertainment, Inc.
(2)	Non-guarantor entities include the one non-domestic subsidiary of Dave & Busters, Inc. and Dave & Buster’s Holdings, Inc.

Note 15: Earnings per share

The following table sets forth the computation of basic earnings per share:

	244 Days Ended January 30, 2011	120 Days Ended May 31, 2010	Fiscal Year Ended January 31, 2010	Fiscal Year Ended February 1, 2009
	(Successor)	(Predecessor)	(Predecessor)	(Predecessor)
Net income (loss)	$(5,157)	$(2,138)	$(350)	$1,615
Denominator for basic earnings per common share—weighted average shares	244,748	108,100	108,100	108,100
Basic earnings (loss) per common share	$(21.07)	$(19.78)	$(3.24)	$14.94

In the 244 days ended January 30, 2011, the 120 days ended May 31, 2010 and fiscal year ended January 31, 2010, options to purchase 7,240, 5,976, and 5,976 shares, respectively, were not included in the calculation of earnings per share as their effect would be antidilutive. In the fiscal year ended February 1, 2009, options to purchase 5,645 shares were included in the calculation of dilutive earnings per share.

DAVE & BUSTER’S ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(in thousands, except share and per share amounts)

Note 16: Quarterly Financial Information (unaudited)

	Fiscal Year Ended January 30, 2011
	First Quarter 5/2/2010	For the 29 Day Period from 5/3/10 to 5/31/10	For the 62 Day Period from 6/1/10 to 8/1/10	Third Quarter 10/31/2010	Fourth Quarter 1/30/2011
	(Predecessor)	(Predecessor)	(Successor)	(Successor)	(Successor)
Total revenues	$141,575	$36,431	$91,485	$116,590	$135,458
Income (loss) before provision for income taxes	6,984	(9,719)	(6,055)	(9,485)	7,832
Net income (loss)	3,911	(6,049)	(3,430)	(6,228)	4,501

	Fiscal Year Ended January 31, 2010
	First Quarter 5/3/2009		Second Quarter 8/2/2009	Third Quarter 11/1/2009	Fourth Quarter 1/31/2010
	(Predecessor)		(Predecessor)	(Predecessor)	(Predecessor)
Total revenues	$138,426		$131,527	$117,185	$133,645
Income (loss) before provision for income taxes	7,502		(1,415)	(10,008)	3,670
Net income (loss)	5,167		63	(5,490)	(90)

During 2010, we opened two locations: Wauwatosa, Wisconsin in the first quarter and Roseville, California in the second quarter. During 2009, we opened three locations: Richmond, Virginia in the first quarter, Indianapolis, Indiana in the second quarter and Columbus, Ohio in the third quarter. Pre-opening costs incurred in fiscal 2010 were $1,189, $277, $371 and $452 in the first, second, third and fourth quarters, respectively. Pre-opening costs incurred in fiscal 2009 were $1,146, $1,052, $983, and $700 in the first, second, third and fourth quarters, respectively.

DAVE & BUSTER’S ENTERTAINMENT, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share amounts)

	May 1, 2011	January 30, 2011
	(unaudited)	(audited)
ASSETS
Current assets:
Cash and cash equivalents	$47,578	$34,407
Inventories	14,071	14,231
Prepaid expenses	8,785	9,609
Deferred income taxes	13,172	7,568
Income tax receivable	5,861	5,861
Other current assets	4,793	5,015

Total current assets	94,260	76,691
Property and equipment (net of $45,346 and $32,707, accumulated depreciation in 2011 and 2010, respectively)	300,051	304,819
Tradenames	79,000	79,000
Goodwill	272,359	272,626
Other assets and deferred charges	34,022	31,406

Total assets	$779,692	$764,542

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current installments of long-term debt (Note 5)	$1,500	$1,500
Accounts payable	17,761	18,694
Accrued liabilities (Note 4)	58,392	59,864
Income taxes payable	1,753	1,434
Deferred income taxes	1,121	385

Total current liabilities	80,527	81,877
Deferred income taxes	31,337	24,702
Deferred occupancy costs	58,531	59,017
Other liabilities	12,469	12,698
Long-term debt, less current installments, net of unamortized discount (Note 5)	448,028	346,418
Commitments and Contingencies (Note 8)
Stockholders’ equity:
Common stock, $0.01 par value; authorized, 500,000 shares, issued 148,685 and 245,598 shares as of May 1, 2011 and January 30, 2011, respectively	1	2
Paid-in capital	149,838	246,290
Treasury stock, 1,500 shares as of May 1, 2011 and January 30, 2011	(1,500)	(1,500)
Accumulated comprehensive income	440	195
Retained earnings (accumulated deficit)	21	(5,157)

Total stockholders’ equity	148,800	239,830

Total liabilities and stockholders’ equity	$779,692	$764,542

See accompanying notes to consolidated financial statements

DAVE & BUSTER’S ENTERTAINMENT, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands except share and per share amounts, unaudited)

	Thirteen Weeks Ended May 1, 2011	Thirteen Weeks Ended May 2, 2010
	(Successor)	(Predecessor)
Food and beverage revenues	$74,262	$71,357
Amusement and other revenues	74,341	70,218

Total revenues	148,603	141,575
Cost of food and beverage	17,952	17,277
Cost of amusement and other	10,347	10,586

Total cost of products	28,299	27,863
Operating payroll and benefits	34,266	33,468
Other store operating expenses	45,105	45,605
General and administrative expenses	8,811	8,618
Depreciation and amortization expense	13,070	12,500
Pre-opening costs	740	1,189

Total operating costs	130,291	129,243

Operating income	18,312	12,332
Interest expense, net	10,657	5,348

Income before provision for income taxes	7,655	6,984
Provision for income taxes	2,477	3,073

Net income	$5,178	$3,911

Net income (loss) per share:
Basic	$30.17	$36.18
Diluted	$29.93	$35.68

Weighted average shares used in per share calculations:
Basic	171,630	108,100
Diluted	173,002	109,617

DAVE & BUSTER’S ENTERTAINMENT, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands, unaudited)

	For the 13 weeks ended May 1, 2011	For the 13 weeks ended May 2, 2010
	(Successor)	(Predecessor)
Cash flows from operating activities:
Net income	$5,178	$3,911
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization expense	13,070	12,501
Accretion of note discount	2,360	—
Deferred income tax expense (benefit)	2,036	(1,627)
Loss on disposal of fixed assets	428	200
Stock-based compensation charges	360	251
Business interruption reimbursement (Note 3)	(1,013)	—
Other, net	172	(37)
Changes in assets and liabilities:
Inventories	160	(190)
Prepaid expenses	824	(2,169)
Income tax receivable	—	(987)
Other current assets	(580)	1,419
Other assets and deferred charges	86	(214)
Accounts payable	(933)	1,145
Accrued liabilities	(332)	(9,234)
Income taxes payable	272	4,535
Deferred occupancy costs	(481)	(308)
Other liabilities	(229)	249

Net cash provided by operating activities	21,378	9,445

Cash flows from investing activities:
Capital expenditures	(8,330)	(6,988)
Insurance proceeds on Nashville property (Note 3)	798	—
Proceeds from sales of property and equipment	—	3

Net cash used in investing activities	(7,532)	(6,985)

Cash flows from financing activities:
Borrowings under senior discount notes, net of unamortized discount	100,000	—
Debt issuance cost	(3,112)	—
Repayments of senior secured credit facility	(750)	(125)
Proceeds from sale of common stock	75	—
Purchase of common stock	(96,888)	—

Net cash used in financing activities	(675)	(125)

Increase in cash and cash equivalents	13,171	2,335
Beginning cash and cash equivalents	34,407	16,682

Ending cash and cash equivalents	$47,578	$19,017

Supplemental disclosures of cash flow information:
Cash paid for income taxes, net	$3	$1,173
Cash paid for interest and related debt fees, net of amounts capitalized	$7,621	$10,256

See accompanying notes to consolidated financial statements.

DAVE & BUSTER’S ENTERTAINMENT, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(in thousands, except share amounts, unaudited)

	Common Stock		Paid-In Capital	Treasury Stock At Cost		Accumulated Other Comprehensive Income	Retained Earnings (Deficit)	Total
	Shares	Amount		Shares	Amount
Balance January 30, 2011	245,498	$2	$246,290	1,500	$(1,500)	$195	$(5,157)	$239,830

Net income	—	—	—	—	—	—	5,178	5,178
Unrealized foreign currency translation gain (net of tax)	—	—	—	—	—	245	—	245

Comprehensive loss	—	—	—	—	—	—	—	5,423
Stock-based compensation	—	—	360	—	—	—	—	360
Purchase of Common Stock (see Note 7)	(96,888)	(1)	(96,887)	—	—	—	—	(96,888)
Sale of Common Stock	75	—	75	—	—	—	—	75

Balance May 1, 2011	148,685	$1	$149,838	1,500	$(1,500)	$440	$21	$148,800

DAVE & BUSTER’S ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts)

Note 1: Basis of Presentation

On June 1, 2010, Dave & Buster’s Entertainment, Inc. (formerly known as Dave & Buster’s Parent, Inc and originally named Games Acquisition Corp.), a newly-formed Delaware corporation owned by Oak Hill Capital Partners III, L.P. and Oak Hill Capital Management Partners III, L.P. (collectively, “Oak Hill” and together with their manager, Oak Hill Capital Management, LLC, “Oak Hill Capital Partners”) acquired all of the outstanding common stock (the “Acquisition”) of Dave & Buster’s Holdings, Inc. (“D&B Holdings”) from Wellspring Capital Partners III, L.P. and HBK Main Street Investors L.P. In connection therewith, Games Merger Corp., a newly-formed Missouri corporation and an indirect wholly-owned subsidiary of Dave & Buster’s Entertainment, Inc., merged (the “Merger”) with and into D&B Holdings’ wholly-owned, direct subsidiary, Dave & Buster’s, Inc. (with Dave & Buster’s, Inc. being the surviving corporation in the Merger). As a result of the Acquisition and certain post-acquisition activity, Oak Hill indirectly controls approximately 96% of our outstanding common stock and certain members of our Board of Directors and management control approximately 4% of our outstanding common stock. See Note 2 for further discussion of the Acquisition.

Dave & Buster’s Entertainment, Inc. (“Entertainment Co.”) owns no other significant assets or operations other than the ownership of all the common stock of D&B Holdings. D&B Holdings owns no other significant assets or operations other than the ownership of all the common stock of Dave & Buster’s, Inc. References to the “Company”, “we”, “us”, and “our” refers to Dave & Buster’s Entertainment, Inc. and its subsidiaries and any predecessor companies. All material intercompany accounts and transactions have been eliminated in consolidation.

Our one industry segment is the operation and licensing of high-volume entertainment and dining venues under the names “Dave & Buster’s” and “Dave & Buster’s Grand Sports Café.” As of May 1, 2011, there were 57 company-owned locations in the United States and Canada and one franchise location in Canada. Our fiscal year ends on the Sunday after the Saturday closest to January 31.

Accounting principles generally accepted in the United States require operating results for D&B Holdings prior to the June 1, 2010 Acquisition to be presented as the Predecessor’s results in the historical financial statements. Operating results of Entertainment Co. subsequent to the Acquisition are presented as the Successor’s results and include all periods including and subsequent to June 1, 2010. There have been no changes in the business operations of the Company due to the Acquisition.

Interim financial statements—The accompanying unaudited financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in the United States for interim financial information as prescribed by the Securities and Exchange Commission. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. In the opinion of management, these financial statements contain all adjustments, consisting of normal recurring accruals, necessary to present fairly the financial position, results of operations and cash flows for the periods indicated. The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Operating results for the thirteen weeks ended May 1, 2011 are not necessarily indicative of results that may be expected for any other interim period or for the year ended January 29, 2012. Our quarterly financial data should be read in conjunction with our Annual Audited Consolidated Financial Statements for the year ended January 30, 2011 (including the notes thereto) as contained in our Annual Report.

DAVE & BUSTER’S ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(in thousands, except share and per share amounts)

The financial statements include our accounts after elimination of all significant intercompany balances and transactions. All dollar amounts are presented in thousands, unless otherwise noted, except share amounts.

Significant accounting policies—There were no significant changes to our critical accounting policies from those disclosed in our Annual Report for the year ended January 30, 2011.

Note 2: Acquisition of Dave & Buster’s Holdings, Inc.

The Acquisition described in Note 1 resulted in a change in ownership of 100% of D&B Holdings and Dave & Buster’s, Inc. outstanding common stock. The purchase price paid in the Acquisition has been “pushed down” to Dave & Buster’s Inc. financial statements and is allocated to record the acquired assets and liabilities assumed based on their fair value.

Subsequent to completing the Company’s financial statements for the year ended January 30, 2011, an adjustment was made to decrease goodwill by $267. The decrease to goodwill is due primarily to an increase in deferred tax assets as a result of finalization of income tax basis.

Note 3: Casualty loss

On May 2, 2010, flooding occurred in Nashville, Tennessee causing considerable damage to our Nashville store and the retail mall where our store is located. The store is covered by up to $25,000 in property and business interruption insurance subject to an overall deductible of one thousand dollars. We have initiated property insurance claims, including business interruption, with our insurers. We currently anticipate that this store will reopen during the fourth quarter of fiscal 2011.

As of May 1, 2011, the insurance receivable balance related to our Nashville property claim is $2,284 and is included in “Other current assets” in the Company’s Consolidated Balance Sheet. This receivable represents our estimate of the carrying value of remaining net assets recoverable and reimbursement for flood cleanup expenses from our insurance policies based on the coverage in place and correspondence with our insurance carriers. Of the receivable balance, $1,650 relates to inventories and other property and equipment, while $634 relates to the anticipated proceeds for flood cleanup and other miscellaneous expenses.

As of January 30, 2011, the Company had deferred the recognition of $1,629 of payment received from our insurance carriers related to business interruption losses for fiscal 2011. $1,013 has been recognized as a reduction to “Other store operating expenses” in the 2011 Successor’s Consolidated Statement of Operations. The balances of deferred business interruption proceeds are included in the caption “Accrued liabilities” in the Company’s Consolidated Balance Sheet as it relates to estimated losses in future periods. The deferred insurance proceeds will be recognized during the applicable future periods.

During the first quarter of fiscal 2011, we received $798 proceeds, which represent an initial installment on certain insurance receivables related to leasehold improvements. All receivable amounts are expected to be collected. No gain or loss has been recognized related to the Nashville casualty in fiscal 2011.

DAVE & BUSTER’S ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(in thousands, except share and per share amounts)

Note 4: Accrued Liabilities

Accrued liabilities consist of the following:

	May 1, 2011	January 30, 2011
Compensation and benefits	$8,118	$11,304
Interest	9,338	6,079
Deferred amusement revenue	10,415	9,966
Amusement redemption liability	5,011	4,842
Deferred gift card revenue	3,336	3,683
Sales and use taxes	2,617	2,625
Guest deposits	2,359	1,759
Property taxes	3,223	3,174
Rent	6,919	5,909
Other	7,056	10,523

Total accrued liabilities	$58,392	$59,864

Note 5: Long—Term Debt

Long-term debt consisted of the following:

	May 1, 2011	January 30, 2011
Senior credit facility—revolving	$—	$—
Senior credit facility—term	148,500	149,250
Senior notes	200,000	200,000
Senior discount notes	180,790	—

Total debt outstanding	529,290	349,250
Unamortized debt discount-senior notes	(1,270)	(1,332)
Unamortized debt discount-senior discount notes	(78,492)	—
Less current installments	1,500	1,500

Long-term debt, less current installments, net of unamortized discount	$448,028	$346,418

Senior Credit Facility—Our senior credit facility provides (a) a $150,000 term loan facility with a maturity date of June 1, 2016 and (b) a $50,000 revolving credit facility with a maturity date of June 1, 2015. The $50,000 revolving credit facility includes (i) a $20,000 letter of credit sub-facility (ii) a $5,000 swingline sub-facility and (iii) a $1,000 (in US Dollar equivalent) sub-facility available in Canadian dollars to the Canadian subsidiary. The revolving credit facility will be used to provide financing for general purposes. As of May 1, 2011, we had no borrowings under the revolving credit facility, borrowings of $148,500 ($147,230, net of discount) under the term facility and $5,708 in letters of credit outstanding. We believe that the carrying amount of our term credit facility approximates its fair value because the interest rates are adjusted regularly based on current market conditions.

The interest rates per annum applicable to loans, other than swingline loans, under our senior secured credit facility are set periodically based on, at our option, either (1) the greatest of (a) the defined prime rate in effect, (b) the Federal Funds Effective Rate in effect plus  1/2 of 1% and (c) a

DAVE & BUSTER’S ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(in thousands, except share and per share amounts)

Eurodollar rate (or, in the case of the Canadian revolving credit facility, a Canadian prime rate or Canadian cost of funds rate), for one-, two-, three- or six-months (or, if agreed by the applicable lenders, nine or twelve months) or, in relation to the Canadian revolving credit facility, 30-, 60-, 90- or 180-day interest periods chosen by us or our Canadian subsidiary, as applicable in each case (the “Base Rate”), plus an applicable margin or (2) a defined Eurodollar rate plus an applicable margin. Swingline loans bear interest at the Base Rate plus the applicable margin. The weighted average rate of interest on borrowings under our senior credit facility was 6.0% at May 1, 2011.

The senior credit facility requires compliance with financial covenants including a minimum fixed charge coverage ratio test and a maximum leverage ratio test. Dave & Buster’s, Inc. is required to maintain a minimum fixed charge coverage ratio of 1.05:1.00 and a maximum leverage ratio of 5.25:1.00 as of May 1, 2011. The financial covenants will become more restrictive through the fourth quarter of fiscal 2014. In addition, the senior secured credit facility includes negative covenants restricting or limiting, D&B Holdings, Dave & Buster’s, Inc. and its subsidiaries’ ability to, among other things, incur additional indebtedness, pay dividends, make capital expenditures and sell or acquire assets. Virtually all of Dave & Buster’s, Inc.’s assets are pledged as collateral for the senior secured credit facility. The Company was in compliance with the debt covenants as of May 1, 2011.

Our senior secured credit facility also contains certain customary representations and warranties, affirmative covenants and events of default, including payment defaults, breaches of representations and warranties, covenant defaults, cross-defaults and cross-acceleration to certain indebtedness, certain events of bankruptcy, certain events under the Employee Retirement Income Security Act of 1974 as amended from time to time (“ERISA”), material judgments, actual or asserted failures of any guarantee or security document supporting the senior secured credit facility to be in full force and effect and a change of control. If an event of default occurs, the lenders under the senior secured credit facility would be entitled to take various actions, including acceleration of amounts due under the senior secured credit facility and all other actions permitted to be taken by a secured creditor.

On May 13, 2011, D&B Holdings and Dave & Buster’s Inc. executed an amendment (the “Amendment”) to its senior secured credit facility. The Amendment reduced the applicable term loan margins and LIBOR floor used in setting interest rates, as well as limited Dave & Buster’s, Inc.’s requirement to meet the covenant ratios, as stipulated in the Amendment, until such time as we make a draw on our revolving credit facility or issue letters of credit in excess of $12,000.

Senior Notes—The Dave & Buster’s, Inc. senior notes are general unsecured, unsubordinated obligations of Dave & Buster’s, Inc. and mature on June 1, 2018. Interest on the notes is paid semi-annually and accrues at the rate of 11.0% per annum. On or after June 1, 2014, Dave & Buster’s, Inc. may redeem all, or from time-to-time, a part of the senior notes at redemption prices (expressed as a percentage of principal amount) ranging from 105.5% to 100.0% plus accrued and unpaid interest on the senior notes. Prior to June 1, 2013, Dave & Buster’s, Inc. may on any one or more occasions redeem up to 40.0% of the original principal amount of the notes using the proceeds of certain equity offerings at a redemption price of 111.0% of the principal amount thereof, plus any accrued and unpaid interest. As of May 1, 2011, our $200,000 of senior notes had an approximate fair value of $219,250 based on quoted market price. Dave & Buster’s, Inc. senior notes are considered to be Level 1 instruments as defined by GAAP.

The senior notes restrict Dave & Buster’s, Inc.’s ability to incur indebtedness, outside of the senior credit facility, unless the consolidated coverage ratio exceeds 2.00:1.00 or other financial and

DAVE & BUSTER’S ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(in thousands, except share and per share amounts)

operational requirements are met. Additionally, the terms of the notes restrict Dave & Buster’s, Inc.’s ability to make certain payments to affiliated entities. The Company was in compliance with the debt covenants as of May 1, 2011.

Senior Discount Notes—On February 22, 2011, Dave & Buster’s Parent, Inc. (now known as Entertainment Co.) issued principal amount $180,790 of 12.25% Senior Discount Notes. The notes will mature on February 15, 2016. No cash interest will accrue on the notes prior to maturity but the value of the notes will accrete (representing the amortization of original issue discount) between the date of original issue and the maturity date of the senior discount notes, at a rate of 12.25% per annum, compounded semi-annually using a 360-day year comprised of twelve 30-day months, such that the accreted value will equal the principal amount on such date.

Prior to February 15, 2013, the Company may on any one or more occasions redeem up to 100.0% of the aggregate principal amount at maturity of the senior discount notes using the proceeds of one or more equity offerings at a redemption price of 112.25% of the accreted value at the redemption date. On or after February 15, 2013 but prior to August 15, 2013, the Company may on any one or more occasions redeem up to 40.0% of the aggregate principal amount at maturity of the senior discount notes using the proceeds of one or more equity offerings at a redemption price of 112.25% of the accreted value at the redemption date. On or after August 15, 2013, the Company may redeem all, or from time-to-time, a part of the senior discount notes at redemption prices (expressed as a percentage of accreted value) ranging from 106.125% to 100.0%. As of May 1, 2011, our $102,298 senior discount notes had an approximate fair value of $99,573 based on quoted market prices of a similar instrument. The Company’s senior discount notes are considered Level 2 instruments as defined by GAAP.

Entertainment Co. received net proceeds of $100,000, which we used to pay debt issuance costs and to repurchase a portion of the common stock owned by our stockholders. We did not retain any proceeds from the note issuance. Entertainment Co. is the sole obligor of the notes. D&B Holdings, Dave & Buster’s, Inc. nor any of its subsidiaries are guarantors of these notes. However, neither D&B Holdings nor Entertainment Co. have any material assets or operations separate from Dave & Buster’s, Inc.

The senior discount notes restrict the Company’s ability to incur indebtedness, outside of the senior credit facility, unless the consolidated coverage ratio exceeds 2.00:1.00 or other financial and operational requirements are met. Additionally, the terms of the senior discount notes restrict the Company’s ability to make certain payments to affiliated entities. The Company was in compliance with the debt covenants as of May 1, 2011.

DAVE & BUSTER’S ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(in thousands, except share and per share amounts)

Future debt obligations—The following table sets forth our future debt principal payment obligations as of May 1, 2011 (excluding repayment obligations under the revolving portion of our senior credit facility).

Debt Outstanding at May 1, 2011
1 year or less	$1,500
2 years	1,500
3 years	1,500
4 years	1,500
5 years	182,290
Thereafter	341,000

Total future payments	$529,290

The following table sets forth our recorded interest expense, net:

	Thirteen Weeks Ended May 1, 2011	Thirteen Weeks Ended May 2, 2010
	(Successor)	(Predecessor)
Gross interest expense	$10,891	$5,529
Capitalized interest	(163)	(110)
Interest income	(71)	(71)

Total interest expense, net	$10,657	$5,348

Note 6: Income Taxes

Entertainment Co. files a consolidated tax return with all its domestic subsidiaries. We use the asset/liability method for recording income taxes, which recognizes the amount of current and deferred taxes payable or refundable at the date of the financial statements as a result of all events that are recognized in the financial statements and as measured by the provisions of enacted tax laws. We also recognize liabilities for uncertain income tax positions for those items that meet the “more likely than not” threshold.

The calculation of tax liabilities involves significant judgment and evaluation of uncertainties in the interpretation of state tax regulations. As a result, we have established accruals for taxes that may become payable in future years as a result of audits by tax authorities. Tax accruals are reviewed regularly pursuant to accounting guidance for uncertainty in income taxes. Tax accruals are adjusted as events occur that affect the potential liability for taxes, such as the expiration of statutes of limitations, conclusion of tax audits, identification of additional exposure based on current calculations, identification of new issues, or the issuance of statutory or administrative guidance or rendering of a court decision affecting a particular issue. Accordingly, we may experience significant changes in tax accruals in the future, if or when such events occur.

As of May 1, 2011, we have accrued approximately $1,016 of unrecognized tax benefits, including an additional amount of approximately $1,000 of penalties and interest. Future recognition of potential interest or penalties, if any, will be recorded as a component of income tax expense. Because of the impact of deferred income tax accounting, $989 of unrecognized tax benefits, if recognized, would impact the effective tax rate.

DAVE & BUSTER’S ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(in thousands, except share and per share amounts)

As a result of the tax consequences associated with certain Acquisition related expenses between the seller and the acquirer, the Company generated certain tax attributes related to stock compensation deductions which were accounted for in accordance with current accounting guidance related to share based payments. These attributes were measured and recorded as deferred tax assets based on fair value adjustments as a result of the Acquisition and the application of business combination accounting.

Note 7: Stockholders’ Equity

Comprehensive income—Comprehensive income consists of net income and other gains and losses affecting stockholders’ equity that are excluded from net income. Comprehensive income consisted of (in thousands):

	Thirteen Weeks Ended May 1, 2011	Thirteen Weeks Ended May 2, 2010
	(Successor)	(Predecessor)
Net income	$5,178	$3,911
Unrealized foreign currency translation gain	245	196

Total comprehensive income	$5,423	$4,107

Other information—On September 30, 2010, we purchased $1,500 of our common stock from a former member of management, of which $1,000 was paid prior to May 1, 2011. We have accrued $500 for the remaining purchase price.

On February 25, 2011, we used a portion of the net proceeds we received from the issuance of the senior discount notes discussed in Note 5 to repurchase a portion of our outstanding common stock from certain of our stockholders.

On March 23, 2011, we sold to a member of management seventy-five newly issued shares of our common stock for an aggregate sale price of $75, the value based on an independent third party valuation prepared as of January 30, 2011.

Subsequent to the transactions described above, Oak Hill controls approximately 95.6% and certain members of our Board of Directors and management control approximately 4.4% of our outstanding common stock.

Note 8: Commitments and Contingencies

We are subject to certain legal proceedings and claims that arise in the ordinary course of our business. In the opinion of management, based upon consultation with legal counsel, the amount of ultimate liability with respect to such legal proceedings and claims will not materially affect the consolidated results of our operations or our financial condition.

We lease certain property and equipment under various non-cancelable operating leases. Some of the leases include options for renewal or extension on various terms. Most of the leases require us to pay property taxes, insurance, and maintenance of the leased assets. Certain leases also have provisions for additional percentage rentals based on revenues.

DAVE & BUSTER’S ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(in thousands, except share and per share amounts)

The following table sets forth our lease commitments as of May 1, 2011:

Operating Lease Obligations at May 1, 2011
1 year or less	$47,332
2 years	48,823
3 years	48,276
4 years	47,433
5 years	46,586
Thereafter	259,817

Total future payments	$498,267

The above amounts include lease commitments related to our Nashville store, which has been closed due to damage sustained during the May 2010 floods (see Note 3). Rent payments for this store have been suspended by our landlord until the store re-opens. Lease obligations related to our Nashville store from May 1, 2011 through May 9, 2015 included in the table above are $433 in Year 1, $1,038 in Year 2 through Year 5 and $606 thereafter.

We have also signed lease agreements for certain future sites. Our commitments under these agreements are contingent upon among other things, the landlord’s delivery of access to the premises for construction. Future obligations related to these agreements are not included in the table above.

Note 9: Condensed Consolidating Financial Information

The senior notes (described in Note 5) are guaranteed on a senior basis by all domestic subsidiaries of Dave & Buster’s, Inc. The subsidiaries’ guarantee of the senior notes are full and unconditional and joint and several. Neither Entertainment Co. nor D&B Holdings are guarantors of the senior notes.

The accompanying condensed consolidating financial information has been prepared and presented pursuant to SEC Regulation S-X Rule 3-10 “Financial Statements of Guarantors and Issuers of Guaranteed Securities Registered or Being Registered.” No other condensed consolidating financial statements are presented herein. The results of operations and cash flows from operating activities from the non-guarantor subsidiary of the senior notes were $63 and $1,293, respectively, for the thirteen-week period ended May 1, 2011. There are no restrictions on cash distributions from the non-guarantor subsidiary.

DAVE & BUSTER’S ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(in thousands, except share and per share amounts)

May 1, 2011:

	Issuer and Guarantor Subsidiaries of Dave & Buster’s, Inc. senior notes	Non-Guarantor entities of Dave & Buster’s, Inc. senior notes(1)	Consolidating Adjustments	Consolidated Entertainment Co.
Assets:
Current assets	$90,189	$4,071	$—	$94,260
Property and equipment, net	294,498	5,553	—	300,051
Tradename	79,000	—	—	79,000
Goodwill	272,359	—	—	272,359
Investment in sub	4,170	246,059	(250,229)	—
Other assets and deferred charges	30,943	3,079	—	34,022

Total assets	$771,159	$258,762	$(250,229)	$779,692

	Issuer and Guarantor Subsidiaries of Dave & Buster’s, Inc. senior notes	Non-Guarantor entities of Dave & Buster’s, Inc. senior notes(1)	Consolidating Adjustments	Consolidated Entertainment Co.
Liabilities and stockholders’ equity:
Current liabilities	$75,975	$5,052	$(500)	$80,527
Deferred income taxes	31,337	—	—	31,337
Deferred occupancy costs	58,495	36	—	58,531
Other liabilities	12,469	—	—	12,469
Long-term debt, less current installments, net of unamortized discount (Note 5)	345,730	102,298	—	448,028
Stockholders’ equity	247,153	151,376	(249,729)	148,800

Total liabilities and stockholders’ equity	$771,159	$258,762	$(250,229)	$779,692

January 30, 2011:

	Issuer and Guarantor Subsidiaries of Dave & Buster’s, Inc. senior notes	Non-Guarantor entities of Dave & Buster’s, Inc. senior notes(1)	Consolidating Adjustments	Consolidated Entertainment Co.
Assets:
Current assets	$74,547	$2,144	$—	$76,691
Property and equipment, net	299,372	5,447	—	304,819
Tradename	79,000	—	—	79,000
Goodwill	272,626	—	—	272,626
Investment in sub	4,000	239,841	(243,841)	—
Other assets and deferred charges	31,328	78	—	31,406

Total assets	$760,873	$247,510	$(243,841)	$764,542

DAVE & BUSTER’S ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(in thousands, except share and per share amounts)

	Issuer and Guarantor Subsidiaries of Dave & Buster’s, Inc. senior notes	Non-Guarantor entities of Dave & Buster’s, Inc. senior notes(1)	Consolidating Adjustments	Consolidated Entertainment Co.
Liabilities and stockholders’ equity:
Current liabilities	$78,232	$3,645	$—	$81,877
Deferred income taxes	24,702	—	—	24,702
Deferred occupancy costs	58,993	24	—	59,017
Other liabilities	12,698	—	—	12,698
Long-term debt, less current installments (Note 5)	346,418	—	—	346,418
Stockholders’ equity	239,830	243,841	(243,841)	239,830

Total liabilities and stockholders’ equity	$760,873	$247,510	$(243,841)	$764,542

(1)	Non-guarantor entities include the one non-domestic subsidiary of Dave & Buster’s, Inc., Dave & Buster’s Holdings, Inc. and Dave & Buster’s Entertainment, Inc.

Note 10: Earnings per share

The following table sets forth the computation of basic earnings per share:

	Thirteen Weeks Ended May 1, 2011	Thirteen Weeks Ended May 2, 2010
	(Successor)	(Predecessor)
Net income (loss)	$5,178	$3,911
Denominator for basic earnings per common share—weighted average shares	171,630	108,100
Basic earnings (loss) per common share	$30.17	$36.18

In the thirteen weeks ended May 1, 2011 and May 2, 2010, options to purchase 5,178, and 5,465 shares, respectively, were included in the calculation of dilutive earnings per share.

            Shares

Dave & Buster’s Entertainment, Inc.

Common Stock

Goldman, Sachs & Co.

Jefferies

Piper Jaffray

Until                     , 2011, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Part II

Information Not Required in Prospectus

Item 13.	Other expenses of issuance and distribution.

The expenses, other than underwriting commissions, expected to be incurred by Dave & Buster’s Entertainment, Inc. (the “Registrant”) in connection with the issuance and distribution of the securities being registered under this Registration Statement are estimated to be as follows:

Securities and Exchange Commission Registration Fee		$17,415
Financial Industry Regulatory Authority, Inc. Filing fee		15,500
Listing Fee		*
Printing and Engraving		*
Legal Fees and Expenses		*
Accounting Fees and Expenses		*
Blue Sky Fees and Expenses		*
Transfer Agent and Registrar Fees		*
Miscellaneous		*

Total	$	*

*	To be provided by amendment.

Item 14.	Indemnification of directors and officers.

Section 145 of the Delaware General Corporation Law, or DGCL, provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees)), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Section 145 further provides that a corporation similarly may indemnify any such person serving in any such capacity who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney’s fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or such other court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper.

The Registrant’s Bylaws authorize the indemnification of our officers and directors, consistent with Section 145 of the DGCL, as amended. The Registrant intends to enter into indemnification agreements with each of its directors and executive officers. These agreements, among other things, will require the Registrant to indemnify each director and executive officer to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys’ fees, judgments, fines and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action or proceeding by or in right of us, arising out of the person’s services as a director or executive officer.

Reference is made to Section 102(b)(7) of the DGCL which enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director for violations of the director’s fiduciary duty, except (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL, which provides for liability of directors for unlawful payments of dividends of unlawful stock purchase or redemptions or (iv) for any transaction from which a director derived an improper personal benefit.

Reference is also made to Section 145 of the DGCL, which provides that a corporation may indemnify any person, including an officer or director, who is, or is threatened to be made, party to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of such corporation, by reason of the fact that such person was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such officer, director, employee or agent acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the corporation’s best interest and, for criminal proceedings, had no reasonable cause to believe that his conduct was unlawful. A Delaware corporation may indemnify any officer or director in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses that such officer or director actually and reasonably incurred.

The Registrant expects to maintain standard policies of insurance that provide coverage (i) to its directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (ii) to the Registrant with respect to indemnification payments that it may make to such directors and officers.

The proposed form of Underwriting Agreement to be filed as Exhibit 1.1 to this Registration Statement provides for indemnification to the Registrant’s directors and officers by the underwriters against certain liabilities.

Item 15.	Recent sales of unregistered securities.

On March 23, 2011 we sold to a member of management 75 newly issued shares of our common stock for an aggregate sale price equal to $75,000, the value based on an independent third party valuation prepared as of January 31, 2011.

Item 16.	Exhibits and financial statement schedules.

Exhibit Number	Description of Exhibits
1.1*	Form of Underwriting Agreement

3.1*	Second Amended and Restated Certificate of Incorporation of the Registrant

3.2*	Second Amended and Restated Bylaws of the Registrant

4.1*	Form of Stock Certificate

4.2	Indenture dated as of June 1, 2010 among Dave & Buster’s, Inc., the Guarantors as defined therein and Wells Fargo National Association, as Trustee

4.3	Form of 11% Senior Notes due 2018 (included in Exhibit 4.2)

4.4	Indenture dated as of February 22, 2011 between Dave & Buster’s Parent, Inc. and Wells Fargo National Association, as Trustee

4.5	Form of 12.25% Senior Discount Notes due 2016 (included in Exhibit 4.4)

4.6	Stockholder Agreement dated as of June 1, 2010, among Dave & Buster’s Parent, Inc., Oak Hill Capital Partners III, L.P., Oak Hill Capital Management Partners III, L.P. and the additional stockholders named therein

5.1*	Opinion of Weil, Gotshal & Manges LLP

10.1	Credit Agreement dated as of June 1, 2010, among Games Intermediate Merger Corp., Games Merger Corp., 6131646 Canada, Inc. and the several banks and other financial institutions or entities from time to time parties thereto

10.2	First Amendment, dated as of May 13, 2011, to the Credit Agreement, dated as of June 1, 2010, among Dave & Buster’s Holdings, Inc., Dave & Buster’s, Inc., 6131646 Canada, Inc. and the several banks and other financial institutions or entities from time to time parties thereto

10.3	Form of Amended and Restated Employment Agreement, dated as of May 2, 2010, by and among Dave & Buster’s Management Corporation, Dave & Buster’s, Inc., and the various executive officers of Dave & Buster’s, Inc.

10.4	Dave & Buster’s Parent, Inc. 2010 Management Incentive Plan

10.5	Amendment No. 1 to the Dave & Buster’s Parent, Inc. 2010 Management Incentive Plan

10.6	Expense Reimbursement Agreement, dated as of June 1, 2010, by and between Dave & Buster’s, Inc. and Oak Hill Capital Management LLC

16.1*	Letter from Ernst & Young, LLP regarding statements made in the registration statement concerning its dismissal

21.1	List of subsidiaries of the Registrant

23.1	Consent of KPMG LLP, Independent Registered Public Accounting Firm

23.2	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

23.3*	Consent of Weil, Gotshal & Manges LLP (included in the opinion filed as Exhibit 5.1 hereto)

24.1	Power of Attorney of Stephen M. King (included on signature page)

24.2	Power of Attorney of Brian A. Jenkins (included on signature page)

24.3	Power of Attorney of Michael J. Metzinger (included on signature page)

24.4	Power of Attorney of Tyler J. Wolfram (included on signature page)

24.5	Power of Attorney of Michael S. Green (included on signature page)

24.6	Power of Attorney of Kevin M. Mailender (included on signature page)

24.7	Power of Attorney of Alan J. Lacy (included on signature page)

24.8	Power of Attorney of David A. Jones (included on signature page)

*	To be filed by amendment.

Financial Statement Schedules

None.

Item 17.	Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this registration statement, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

For the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

i. Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

ii. Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

iii. The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

iv. Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on the 15th day of July, 2011.

DAVE & BUSTER’S ENTERTAINMENT, INC.

By:	/s/ Stephen M. King
	Name:	Stephen M. King
	Title:	Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned constitutes and appoints each of Stephen M. King and Jay L. Tobin, or either of them, each acting alone, his/her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for such person and in his/her name, place and stead, in any and all capacities, to sign this Registration Statement on Form S-1 (including all pre-effective and post-effective amendments and registration statements filed pursuant to Rule 462 under the Securities Act of 1933), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he/she might or could do in person, hereby ratifying and confirming that any such attorney-in-fact and agent, or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities indicated on the 15th of July, 2011.

Signature	Title

/s/ Stephen M. King Stephen M. King	Chief Executive Officer and Director

/s/ Brian A. Jenkins Brian A. Jenkins	Senior Vice President and Chief Financial Officer

/s/ Michael J. Metzinger Michael J. Metzinger	Vice President—Accounting and Controller

/s/ Tyler J. Wolfram Tyler J. Wolfram	Chairman of the Board of Directors

/s/ Michael S. Green Michael S. Green	Director

/s/ Kevin M. Mailender Kevin M. Mailender	Director

/s/ Alan J. Lacy Alan J. Lacy	Director

/s/ David A. Jones David A. Jones	Director

Exhibit Number	Description of Exhibits
1.1*	Form of Underwriting Agreement

3.1*	Second Amended and Restated Certificate of Incorporation of the Registrant

3.2*	Second Amended and Restated Bylaws of the Registrant

4.1*	Form of Stock Certificate

4.2	Indenture dated as of June 1, 2010 among Dave & Buster’s, Inc., the Guarantors as defined therein and Wells Fargo National Association, as Trustee

4.3	Form of 11% Senior Notes due 2018 (included in Exhibit 4.2)

4.4	Indenture dated as of February 22, 2011 between Dave & Buster’s Parent, Inc. and Wells Fargo National Association, as Trustee

4.5	Form of 12.25% Senior Discount Notes due 2016 (included in Exhibit 4.4)

4.6	Stockholder Agreement dated as of June 1, 2010, among Dave & Buster’s Parent, Inc., Oak Hill Capital Partners III, L.P., Oak Hill Capital Management Partners III, L.P. and the additional stockholders named therein

5.1*	Opinion of Weil, Gotshal & Manges LLP

10.1	Credit Agreement dated as of June 1, 2010, among Games Intermediate Merger Corp., Games Merger Corp., 6131646 Canada, Inc. and the several banks and other financial institutions or entities from time to time parties thereto

10.2	First Amendment, dated as of May 13, 2011, to the Credit Agreement, dated as of June 1, 2010, among Dave & Buster’s Holdings, Inc., Dave & Buster’s, Inc., 6131646 Canada, Inc. and the several banks and other financial institutions or entities from time to time parties thereto

10.3	Form of Amended and Restated Employment Agreement, dated as of May 2, 2010, by and among Dave & Buster’s Management Corporation, Dave & Buster’s, Inc., and the various executive officers of Dave & Buster’s, Inc.

10.4	Dave & Buster’s Parent, Inc. 2010 Management Incentive Plan

10.5	Amendment No. 1 to the Dave & Buster’s Parent, Inc. 2010 Management Incentive Plan

10.6	Expense Reimbursement Agreement, dated as of June 1, 2010, by and between Dave & Buster’s, Inc. and Oak Hill Capital Management LLC

16.1*	Letter from Ernst & Young, LLP regarding statements made in the registration statement concerning its dismissal

21.1	List of subsidiaries of the Registrant

23.1	Consent of KPMG LLP, Independent Registered Public Accounting Firm

23.2	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

23.3*	Consent of Weil, Gotshal & Manges LLP (included in the opinion filed as Exhibit 5.1 hereto)

24.1	Power of Attorney of Stephen M. King (included on signature page)

24.2	Power of Attorney of Brian A. Jenkins (included on signature page)

24.3	Power of Attorney of Michael J. Metzinger (included on signature page)

24.4	Power of Attorney of Tyler J. Wolfram (included on signature page)

24.5	Power of Attorney of Michael S. Green (included on signature page)

24.6	Power of Attorney of Kevin M. Mailender (included on signature page)

24.7	Power of Attorney of Alan J. Lacy (included on signature page)

24.8	Power of Attorney of David A. Jones (included on signature page)

*	To be filed by amendment.